Exhibit 99.2

Redacted Version

Certain identified information in this agreement, as indicated in several places, has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

PURCHASE AND SALE AGREEMENT

BETWEEN

CRESCENT POINT RESOURCES PARTNERSHIP

AND

CRESCENT POINT ENERGY CORP.

AND

SHELL CANADA ENERGY

DATED February 17, 2021

- i -

Article 5 REPRESENTATIONS AND WARRANTIES		37

5.1	Representations and Warranties of Vendor	37
5.2	No Additional Representations or Warranties by Vendor	44
5.3	Representations and Warranties of Purchaser and CPEC	45
5.4	Survival of Representations and Warranties	53

Article 6 DOCUMENTS, RECORDS AND CONVEYANCES		53

6.1	Conveyances and Joint Obligations	53
6.2	Delivery of Files and Records	54
6.3	Permit Transfers	55
6.4	Alberta Pipeline Transfers	57

Article 7 rights of first refusal		57

Article 8 INTERIM OPERATIONS AND POST-CLOSING TRANSITION		58

8.1	Maintenance of the Assets	58
8.2	Consent Required	60
8.3	Post-Closing Transition	60
8.4	Post-Closing Operations	60
8.5	Vendor as Agent of Purchaser and Ratification of Actions	61
8.6	Negative Covenants of CPEC and Purchaser	61

Article 9 APPORTIONMENTS		62

9.1	Apportionments	62
9.2	Interim and Final Accounting	62
9.3	Audit Rights for Apportionments	63
9.4	General	63

Article 10 CLOSING		63

10.1	Vendor’s Closing Conditions	63
10.2	Purchaser’s and CPEC’s Closing Conditions	64
10.3	Efforts to Fulfill Conditions to Closing	65
10.4	Right to Cure	65

Article 11 INDEMNITIES		66

11.1	General Indemnity	66
11.2	Environmental Indemnity	68
11.3	Limitation of Claims	69

Article 12 ANTI-CORRUPTION		72

12.1	Covenants of the Parties	72
12.2	Termination Right	72
12.3	Audit Right	73

- ii -

Article 13 privacy obligation		73

13.1	Privacy Covenant	73

Article 14 employee matters		73

Article 15 DISPUTE RESOLUTION		74

15.1	Unresolved Disputes	74

Article 16 Technology AND INTELLECTUAL PROPERTY		74

16.1	Brand	74
16.2	Technology	75
16.3	Compliance and Indemnification	77

Article 17 GENERAL		77

17.1	Confidentiality	77
17.2	Further Assurances	79
17.3	Public Announcements	79
17.4	Governing Law	80
17.5	Time	80
17.6	Notices	80
17.7	Entire Agreement	81
17.8	Assignment	81
17.9	Enurement	82
17.10	Waivers	82
17.11	No Merger	82
17.12	Subrogation	82
17.13	Electronic Signatures	82
17.14	Third Party Beneficiaries	83
17.15	Expenses	83
17.16	Counterpart Execution and Electronic Transmission	83

Schedules

Schedule “A” –	Lands and Leases
Schedule “B” –	Facilities
Schedule “C” –	Wells
Schedule “D” –	Assumed Agreements
Schedule “E” –	Adjustment Calculation
Schedule “F” –	Form of General Conveyance
Schedule “G” –	Vendor’s Closing Certificate
Schedule “H” –	Purchaser’s and CPEC’s Closing Certificate
Schedule “I” –	Form of Opinion of Purchaser’s Counsel
Schedule “J” –	Pipeline Records
Schedule “K” –	Financial Commitments
Schedule “L” –	Form of Non-Transferrable Asset Trust and Indemnity Agreement
Schedule “M” –	Identified Rights of First Refusal
Schedule “N” –	Form of Technology Licence Agreement
Schedule “O” –	Form of Registration Rights Agreement
Schedule “P” –	Additional Disclosures

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PURCHASE AND SALE AGREEMENT

THIS AGREEMENT is dated the 17th day of February, 2021,

BETWEEN:

CRESCENT POINT RESOURCES PARTNERSHIP, an Alberta partnership having an office in Calgary, Alberta,

(the “Purchaser”)

- and -

CRESCENT POINT ENERGY CORP., an Alberta corporation having an office in Calgary, Alberta,

(“CPEC”)

- and –

SHELL CANADA ENERGY, an Alberta partnership having an office in Calgary, Alberta,

(the “Vendor”)

WHEREAS Vendor wishes to sell the Assets to Purchaser, and Purchaser wishes to purchase the Assets from Vendor, on the terms and conditions set forth in this Agreement;

AND WHEREAS CPEC is the managing partner of Purchaser and owns all of the issued and outstanding shares of the other partner of Purchaser, being Crescent Point Holdings Ltd.;

AND WHEREAS in partial consideration for the sale of the Assets by Vendor to Purchaser, CPEC has agreed to deliver, for and on behalf of Purchaser, the Consideration Shares at Closing to Vendor, on the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual promises made in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged by each of the Parties and subject to the conditions hereinafter set forth, the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following capitalized words and phrases shall have the following meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

(c)	“Abandonment and Reclamation Obligations” means all past, present and future obligations to:

(i)	abandon the Wells;

(ii)	close, decommission, dismantle and remove the Tangibles;

(iii)	close, decommission, dismantle and remove all structures, foundations, buildings, pipelines, equipment and other facilities located on the Lands or lands pooled or unitized therewith or used in connection with or held for use in connection with the Petroleum and Natural Gas Rights or in respect of Petroleum Substances produced or previously produced from the Lands or lands pooled or unitized therewith; and

(iv)	restore, remediate and reclaim the surface and subsurface of the lands on which the Wells, Tangibles, structures, foundations, buildings, pipelines, equipment and other facilities described in paragraphs (i), (ii) and (iii) of this definition are or were located or which are or were used to gain access thereto, including such obligations relating to the Wells, Tangibles, pipelines and facilities which were abandoned or decommissioned prior to or after the Effective Time that were, are or will be located on the Lands or lands pooled or unitized therewith, all in accordance with generally accepted oil and gas industry practices and in compliance with Applicable Law;

(d)	“AER” means the Alberta Energy Regulator established under the Responsible Energy Development Act (Alberta), or its successor established under any amending or successor Applicable Law;

(e)	“AER Transfer Applications” means any and all applications submitted to the AER for the transfer of any Permits forming part of the Assets;

(f)	[definition redacted];

(g)	“Affiliate” of any Person means any other Person who, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person; for purposes of this Agreement, each partner of Vendor shall be deemed to be an Affiliate of Vendor, and each partner of Purchaser shall be deemed to be an Affiliate of Purchaser;

(h)	“Agreement” means this purchase and sale agreement;

(i)	“Anti-Corruption Laws” means (a) the United States Foreign Corrupt Practices Act of 1977; (b) United Kingdom Bribery Act 2010; and (c) all applicable national, regional, provincial, state, municipal or local laws and regulations that prohibit tax evasion, money laundering or otherwise dealing in the proceeds of crime or the bribery of, or the providing of unlawful gratuities, facilitation payments or other benefits to, any Government Official or any other Person, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada), and sections 119 to 123 and section 426 of the Criminal Code of Canada;

(j)	“Applicable Canadian Securities Laws” means, collectively or individually, as the context may require, the Business Corporations Act (Alberta) and the securities laws of each of the provinces and territories of Canada, and all respective rules, regulations, instruments, notices, blanket orders and blanket rulings under such laws, together with applicable published policies, policy statements and notices of the Securities Regulatory Authorities in Canada, and including the rules and policies of the TSX, all as amended from time to time, and in all cases as are applicable to the relevant Person at the applicable time;

(k)	“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, judgment, order of court of competent jurisdiction, rule, municipal by-law, order or other requirement having the force of law, in each case relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation, as well as the orders and directives issued by Governmental Authorities and the terms and conditions of all permits, licenses, approvals and authorizations which are applicable to such Person, property, transaction, event or other matter;

(l)	“Applicable Securities Laws” means, collectively, Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(m)	“Applicable U.S. Securities Laws” means, collectively or individually, as the context may require, the applicable federal and state securities laws and regulations of the United States, including the 1933 Act, the 1934 Act, and the respective rules and regulations of the SEC, and including the rules of the NYSE, all as amended from time to time, and in all cases as are applicable to the relevant Person at the applicable time;

(n)	“ARC” means an advance ruling certificate issued by the Commissioner pursuant to section 102(1) of the Competition Act;

(o)	“Assets” means the Petroleum and Natural Gas Rights, the Tangibles, and the Miscellaneous Interests;

(p)	“Assets IT” has the meaning given to it in Section 16.2(b);

(q)	“Assumed Agreements” means the Vendor or its Affiliate’s interest in the contractual agreements described in Part I of Schedule “D”, as such agreements relate to the Assets, and [third party agreement reference redacted] and any renewals thereof;

(r)	“Base Purchase Price” means the amount set forth in Section 2.2(a);

(s)	“Board” means the board of directors of CPEC;

(t)	“Break Fee” has the meaning provided in Section 2.10(b)(i);

(u)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(v)	“Cash Consideration” means the amount set forth in Section 2.7(a)(i);

(w)	“CDS” means CDS Clearing and Depository Services Inc.;

(x)	“Closing” means the transfer of possession, ownership and risks of the Assets from Vendor to Purchaser and the exchange of conveyance documents, payment of the Purchase Price and all other items and consideration required to be delivered at the Closing Time pursuant hereto;

(y)	“Closing Date” means the date on which Closing occurs;

(z)	“Closing Time” means the hour of 10:00 a.m. (Calgary time) on the later of:

(i)	April 1, 2021;

(ii)	the third Business Day after the date upon which:

(A)	the Competition Act Approval has been obtained; and

(B)	TSX Approval and NYSE Approval have been obtained or, in the case that Purchaser makes the election contemplated in Section 2.13(b), the date of such election;

(iii)	the extension date contemplated in connection with a material breach cure period in Section 10.4; and

(iv)	such other date or time as may be agreed upon in writing by the Parties,

provided that, unless the Parties otherwise agree in writing, the Closing Time may not be later than the Outside Time;

(aa)	“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

(bb)	“Competition Act” means the Competition Act, R.S.C., 1985, c. C-34, as amended and all regulations thereunder;

(cc)	“Competition Act Approval” means that with respect to the Competition Act, prior to the Closing Time:

(i)	the Parties (or Purchaser, who shall pass on a copy to Vendor) shall have received an ARC with respect to the Transaction and such ARC has not been rescinded prior to Closing; or

(ii)	the Parties (or Purchaser, who shall pass on a copy to Vendor) shall have received advice in writing by the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transaction (a “No Action Letter”), and such No Action Letter has not been amended or rescinded prior to Closing and either (a) the Parties shall have submitted notifications under Part IX of the Competition Act and the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or shall have been waived under subsection 123(2) of the Competition Act, or (b) the obligation to submit notifications under Part IX of the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act;

(dd)	“Consideration Shares” has the meaning ascribed thereto in Section 2.7(a)(ii);

(ee)	“Control” means one or more of the following:

(i)	a body corporate is controlled by a Person if: (A) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned, directly or indirectly, by such Person; and (B) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate;

(ii)	an association, partnership, limited liability company, trust or other organization is controlled by a Person if: (A) more than 50% of the ownership interests, however designated, into which the association, partnership, limited liability company, trust or other organization is divided are beneficially owned, directly or indirectly, by such Person; and (B) the Person is able to direct the business and affairs of the association, partnership, limited liability company, trust or other organization;

(iii)	a body corporate, association, partnership, limited liability company, trust or other organization is controlled by a Person if such Person has, directly or indirectly, control in fact of the body corporate, association, partnership, limited liability company, trust or other organization; or

(iv)	a body corporate, association, partnership, limited liability company, trust or other organization that controls (within the meaning of this definition) another body corporate, association, partnership, limited liability company, trust or other organization is deemed to control (within the meaning of this definition) any body corporate, association, partnership, limited liability company, trust or other organization that is controlled or deemed to be controlled (within the meaning of this definition) by the other body corporate, association, partnership, limited liability company, trust or other organization;

(ff)	“CPEC’s Closing Certificate” means a certificate from CPEC in the form attached as Schedule “H”;

(gg)	“CPEC Employee Plans” means all employee benefit plans, programs, agreements or arrangements providing bonuses, retirement savings, incentive or deferred compensation, stock purchase entitlements or stock option grants, health or other medical, dental, life, disability or other insurance plans and any other employee benefit plans, programs, agreements or arrangements, funded or unfunded, insured or self-insured, registered or unregistered, which are sponsored, maintained or contributed to or required to be contributed to by CPEC, or under which CPEC has any liability or contingent liability, or pursuant to which benefits are provided or an entitlement to benefits may arise, for the benefit of CPEC’s employees or their respective dependents or beneficiaries, other than employee benefit plans, programs, agreements or arrangements established pursuant to statute;

(hh)	“CPEC Financial Statements” means, collectively, the audited consolidated financial statements of CPEC as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditor’s report thereon, and the unaudited interim consolidated financial statements of CPEC as at and for the three and nine month periods ended September 30, 2020 and 2019, together with the notes thereto;

(ii)	“Debranding Date” has the meaning given to it in Section 16.1(a)(i);

(jj)	“Deposit” has the meaning provided in Section 2.10(a);

(kk)	“Deposit Interest Amount” means an amount equal [interest rate calculation redacted];

(ll)	“Disclosure Materials” means the documents, files, data and information which were reviewed or were available to be reviewed, by Purchaser or its Representatives in the Virtual Data Room;

(mm)	“Effective Time” means the first instant of January 1, 2021;

(nn)	“Electronic Signatures” has the meaning given to it in Section 17.13;

(oo)	[definition redacted.];

(pp)	“Environmental Liabilities” means any and all environmental damage, contamination, or other environmental problems pertaining to or caused by the Assets, operations thereon or related thereto or operations conducted in conjunction therewith, however and by whomsoever caused, and whether caused by a breach of Applicable Law or otherwise, which occur or arise in whole or in part prior to, at or subsequent to the Closing Time, and regardless of whether or not a reclamation certificate has been issued. Without limiting the generality of the foregoing, such environmental damage or contamination or other environmental problems shall include those arising from or related to:

(i)	surface, underground, air, ground water, surface water or marine environment contamination;

(ii)	Abandonment and Reclamation Obligations;

(iii)	the restoration, cleanup or reclamation of or failure to restore, cleanup or reclaim any part of the Assets, including any matter or thing occurring or arising which relates to the operation, control, abandonment or reclamation of the Reclamation Wells;

(iv)	the breach of Applicable Law pertaining to the environment in effect at any time;

(v)	the removal or failure to remove foundations, structures or equipment;

(vi)	the release, spill, escape or emissions of toxic, hazardous or oilfield waste substances; and

(vii)	damages and losses suffered by Third Parties as a result of any of the occurrences in items (i) through (vi) of this definition,

in each case to the extent pertaining to or caused by the Assets;

(qq)	“ES Conveyance Documents” has the meaning given to it in Section 17.13;

(rr)	“Excluded Assets” means:

(i)	Petroleum Substances that were produced and sold as of and after the Effective Time, provided that the proceeds of sale of any such Petroleum Substances shall be subject to apportionment pursuant to Article 9;

(ii)	any Assets excluded pursuant to Section 2.3 as a consequence of the exercise of any Rights of First Refusal;

(iii)	seismic, trade data or studies that are, in whole or in part, owned exclusively or jointly by Vendor or licenced from Third Parties, provided that if it is determined that Vendor owns a 100% interest in proprietary seismic data, Vendor shall grant a license to Purchaser for same for no additional consideration;

(iv)	Vendor’s proprietary technology, engineering or reserves reports, forecasts and analyses, interpretations or economic evaluations relating to the Assets, including any reports, estimates, evaluations, projections, models or other documentation prepared for Vendor by any Third Party in relation to the Assets or the Transaction (except to the extent that rights in respect of the such proprietary technology, in whole or in part, are granted to Purchaser pursuant to the Technology License Agreement);

(v)	IT Equipment, computer software, computer networks and other information technology systems, other than that which is used exclusively with SCADA or other field management systems or measurement facilities including wellhead data systems, included in the Tangibles (except to the extent that rights in respect of the foregoing, in whole or in part, are granted to Purchaser pursuant to the Technology License Agreement);

(vi)	Vendor Software, Vendor Technology and Vendor Intellectual Property (except to the extent that rights in respect of the foregoing, in whole or in part, are granted to Purchaser pursuant to the Technology License Agreement);

(vii)	tax and financial records of Vendor, other than Crown royalty statements in respect of the Leases or any other records necessary to confirm the payment by Vendor of lessor royalties pursuant to any Leases and other than financial records and information directly related to the Assets or operations relating thereto covering the period for three (3) years prior to Closing;

(viii)	legal opinions and all other documents prepared by or on behalf of Vendor in contemplation of litigation and any other documents within the possession of Vendor which are subject to solicitor client privilege [or constitute competitively sensitive information];

(ix)	except as provided for in this Agreement, records, policies and manuals of Vendor, or portions thereof, not pertaining exclusively to the Assets;

(x)	all motor vehicles;

(xi)	subject to Section 9.1(a)(vi), any deposits or other security related to Permits or any operations pertaining to the Assets;

(xii)	any insurance policies or insurance coverage, including all insurance policies and insurance coverage arranged for the benefit of, provided to or provided by Vendor or any of its Affiliates, and any claims against, premiums or any other right, title or interest related thereto;

(xiii)	any surety bonds or other bonds in place for the benefit of Vendor or any of its Affiliates, and any claims against or any other right, title or interest related thereto;

(xiv)	other than as are contained in the Assumed Agreements, any impact benefit agreements, consultation capacity building agreements and social investment agreements, relating to Vendor’s relationship with aboriginal peoples in connection with the Assets or in the general geographic region of the Assets; and

(xv)	[specified non-material excluded item redacted];

(ss)	“Facilities” means the field facilities and other tangible property described in Schedule “B”;

(tt)	“Field Offices” means the entire interest of Vendor in the field offices and field yards described in Schedules “A” and/or “D”, and includes all buildings and trailers thereon, all furnishings, leasehold improvements and miscellaneous tangible property located therein and all related fee simple and leasehold interests;

(uu)	“General Conveyance” means the conveyance agreement, to be executed at Closing, conveying the Assets from Vendor to Purchaser, in the form attached as Schedule “F”;

(vv)	“Government Official” means any official or employee of any government, or any agency, ministry, department of a government (at any level), any person acting in an official capacity for a government regardless of rank or position, any official or employee of a company wholly or partially controlled by a government (for example, a state owned oil company), a political party and any official of a political party, any candidate for political office or any officer or employee of a public international organisation, such as the United Nations or the World Bank, or any immediate family member (meaning a spouse, dependent child or household member) of any of the foregoing;

(ww)	“Governmental Authority” means any federal, provincial, territorial, or municipal government or government department agency, regulator, board or authority (including a court of law);

(xx)	“GST” means the goods and services tax administered pursuant to GST Legislation;

(yy)	“GST Legislation” means the Excise Tax Act (Canada);

(zz)	“Identified ROFRs” means the Rights of First Refusal set forth and described in Schedule “N”;

(aaa)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(bbb)	“Intellectual Property” means any intellectual or industrial property including without limitation: patents, trade or service marks, semiconductor topography rights, database rights, rights in know-how, moral rights, copyright, unregistered designs, registered designs, trade secrets, rights in confidential information, any other rights or forms of protection of a similar nature or having equivalent or similar effect in any country, in each case whether or not registered, and any applications for registration or any of the foregoing, and any goodwill in any of the foregoing or to apply to register or to be the registered proprietor or user of any of the foregoing;

(ccc)	“Interest Amount” means an amount equal [interest calculation redacted];

(ddd)	“Interim Period” means the period from the date of execution of this Agreement to the Closing Time;

(eee)	“Investment Canada Act” means, the Investment Canada Act (Canada), R.S.C., 1985, c. 28, as amended and all regulations thereunder;

(fff)	“IT Equipment” means equipment used exclusively in connection with the Assets in relation to information technology (IT) services, including (but not limited to) personal computers and peripherals, printers, scanners, mobile computing devices, mobile telephones, desk phones, PBX systems, servers, storage, racks, voice and data network devices;

(ggg)	“Lands” means the lands described in Schedule “A”;

(hhh)	“Leases” means all leases, licences, permits and similar documents of title set forth and described in Schedule “A”, by virtue of which the holder thereof is entitled to drill for, win, take, own or remove the Petroleum Substances within, upon or under the Lands or lands with which the Lands are pooled or unitized, or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or lands with which the Lands are pooled and unitized, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor but only insofar as the same relate to the Lands;

(iii)	[definition redacted];

(jjj)	“Liability Management Rating” means the liability management rating as assessed by the AER under the Liability Management Program, Directives 006, 024 and 075 and any other related Applicable Law, as well as any other measure used by the AER to assist in determining licensee eligibility or any required security deposits for licence transfers;

(kkk)	“Losses” means all actions, causes of action, losses, costs, claims, damages, penalties, fines, assessments, charges, expenses or other liabilities whatsoever, whether contractual, tortious, statutory or otherwise that are brought against or that are otherwise suffered, sustained, paid or incurred by a Person and includes reasonable legal fees on a solicitor and client basis and other professional fees and disbursements on a full indemnity basis;

(lll)	“Mandatory Offer Affected Employees” means the individuals listed under a heading entitled “Mandatory Offer Affected Employee” in a schedule to the Employee Letter;

(mmm)	“Manuals and Policy Documents” means any manuals and policy documents which are specifically developed and/or used specifically in relation to any of the Assets;

(nnn)	[definition redacted];

(ooo)	“Material Adverse Effect” means an effect, event, fact, circumstance or development (“Effect”) that, individually or in the aggregate, when taken together with all Effects arising out of the same set of facts or the same event or circumstances, has had, or would reasonably be expected to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations, capital or prospects of CPEC and its subsidiaries, taken as a whole; provided, however, that in no event shall any Effect that results from any of the following be deemed to constitute a Material Adverse Effect:

(i)	this Agreement or any actions required to be taken in compliance with this Agreement;

(ii)	changes generally affecting the upstream oil and gas industry in Western Canada, including changes in oil and gas prices;

(iii)	changes in general economic, capital market, regulatory or political conditions in Canada, the United States or elsewhere (including interest rate and currency fluctuations);

(iv)	changes or proposed changes in Applicable Laws;

(v)	changes or proposed changes in accounting principles or IFRS; or

(vi)	acts of war, civil unrest, pandemics, insurrection, sabotage or terrorism, or similar events,

except, in the cases of foregoing clauses (ii), (iii), (iv) or (v), to the extent that such Effects materially and disproportionately affect CPEC and its subsidiaries, taken as a whole, relative to other similarly situated businesses in the oil and gas industry in Western Canada;

(ppp)	“Miscellaneous Interests” means, subject to any and all limitations and exclusions provided for in this definition, the entire interest of Vendor and its Affiliates in and to all property, assets, interests and rights pertaining to the Petroleum and Natural Gas Rights, the Wells and the Tangibles and includes:

(i)	the entire interest of Vendor in all contracts and agreements to the extent that they relate to the Petroleum and Natural Gas Rights, the Wells or the Tangibles, including the Title and Operating Documents, but, other than the Assumed Agreements, excluding any production sales contracts relating to the Petroleum Substances;

(ii)	subject to Section 6.1(b), all Surface Rights;

(iii)	all Manuals and Policy Documents and all records, files, books, documents, licenses, Permits, approvals, authorizations, data (including production data) and drawings (whether in electronic format or otherwise, including all ‘as-built’ drawings, and including a list of drawings), which relate to the Petroleum and Natural Gas Rights, the Wells or the Tangibles but excluding those items specifically listed under the heading “Confidential Documents” on Schedule “P”;

(iv)	royalty statements in respect of the Leases and all records necessary to confirm the payment by Vendor of all lessor royalties pursuant to the Leases;

(v)	computer software, computer networks and other technology systems that are contained in the Tangibles and are used exclusively with SCADA and other field management systems or measurement facilities, including wellhead data systems, which are used in connection with or form part of the Tangibles;

(vi)	the interest of the Vendor and its Affiliates in the Assumed Agreements;

(vii)	the interest of Vendor in and to the Wells, including the wellbores and any and all casing thereof;

(viii)	the interest of Vendor in and to the Field Offices, including (A) Vendor’s interest in and to any fee simple interests and/or fee simple title in and to any lands on which any Field Offices are located as listed on Schedule “A” and/or Schedule “D”, and (B) all of Vendor’s rights as lessee under and pursuant to any lease of the premises in which any Field Offices are located, as applicable, but specifically excludes the Excluded Assets;

(qqq)	“Misrepresentation” has the meaning ascribed to it under Applicable Securities Laws;

(rrr)	“Non-Licensed Transferred Asset” has the meaning given to it in Section 8.4(a);

(sss)	“Non-Transferrable Asset Trust and Indemnity Agreement” means the non-transferrable asset trust and indemnity agreement in substantially the form attached as Schedule “L”;

(ttt)	“NYSE” means the New York Stock Exchange;

(uuu)	“NYSE Approval” means conditional approval of the NYSE to list the Consideration Shares subject only to customary conditions;

(vvv)	[definition redacted];

(www)	“Opinion of Purchaser’s Counsel ” means a signed legal opinion, dated as of the Closing Date, from Norton Rose Fulbright Canada LLP, as legal counsel to Purchaser and CPEC, in relation to certain corporate and securities law matters, in substantially the form attached as Schedule “I” hereto;

(xxx)	[definition redacted];

(yyy)	“Outside Time” means 10:00 am (Calgary time) on May 13, 2021, as may be extended pursuant to Section 10.4, or such other date the Parties may agree upon in writing;

(zzz)	“Party” means a party to this Agreement;

(aaaa)	[definition redacted];

(bbbb)	“Permits” means permits, licenses, approvals and authorizations issued by any Governmental Authority;

(cccc)	“Permitted Encumbrances” means, with respect to the Assets:

(i)	easements, rights of way, servitudes and other similar rights in land (including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, towers, wires and cables) which do not materially impair the use of the Assets affected thereby;

(ii)	the rights reserved to or vested in any Governmental Authority by the terms of any leases (including any Lease), licence, franchise, grant or permit or by any statutory provision, to terminate any such leases, licence, franchise, grant, permit or authorization or to require annual or other periodic payments as a condition of the continuance thereof;

(iii)	rights of general application reserved to or vested in any Governmental Authority to levy taxes on Petroleum Substances produced from any of the Lands or the revenue therefrom;

(iv)	legally binding requirements imposed under Applicable Law concerning the manner or timing of operations relating to the Assets, including those respecting rates of production of Petroleum Substances and any order or directive of general application of any Governmental Authority, whether before or after the Effective Time, to limit or shut-in production from the Assets;

(v)	the terms and conditions of the Title and Operating Documents and the Assumed Agreements, including any penalty, forfeiture or the Purchaser’s election not to participate in particular operations, provided that the following items must be set out in Schedule “A” in order to constitute a Permitted Encumbrance:

(A)	all royalty burdens, net profits interests, carried interests or similar encumbrances;

(B)	any Rights of First Refusal;

(C)	any penalty or forfeiture that applies to the Assets as of the date hereof because of Vendor’s election to not participate in a particular operation;

(D)	any existing potential reduction in interest in the Assets because of a payout conversion or farmin, farmout or other such agreement; and

(E)	all Trust Agreements;

(vi)	to the extent they are set out in Schedule “A”, any overriding royalties, net profits interests or other encumbrances applicable to the Petroleum and Natural Gas Rights for which Purchaser will assume the obligation for payment;

(vii)	liens or security incurred, created or granted in the ordinary course of business or imposed by Applicable Law, to a public utility or Governmental Authority in connection with the Assets or operations thereon for the payment of taxes, assessments and governmental charges which are not due at Closing, or the validity of which is being diligently contested in good faith by or on behalf of Vendor, provided Vendor has disclosed in writing to Purchaser, prior to the date hereof, all such liens or security which are being diligently contested in good faith;

(viii)	liens (including processors’, operators’ and similar liens) incurred or created in the ordinary course of business as security in favour of the Person conducting the development or operation of the Assets for Vendor’s proportionate share of the costs and expenses of such development or operation which are not due at Closing, or the validity of which is being diligently contested in good faith by or on behalf of Vendor, provided Vendor has disclosed in writing to Purchaser, prior to the date hereof, all such liens which are being diligently contested in good faith;

(ix)	any Security Interest held by any Third Party encumbering Vendor’s interest in and to the Assets, or any part or portion thereof, in respect of which Vendor delivers a registerable discharge or a ‘no interest’ letter to Purchaser at or prior to Closing;

(x)	mechanics’, builders’ and materialmen’s liens in respect of services rendered or goods supplied, but only insofar as such liens relate to goods or services for which payment is not due at Closing, or the validity of which is being diligently contested in good faith by or on behalf of Vendor, provided Vendor has disclosed in writing to Purchaser, prior to the date hereof, all such liens which are being diligently contested in good faith;

(xi)	statutory exceptions to title, and the reservations, limitations, provisos and conditions in any original grants from the Crown of mineral rights or grants from the Crown of any of the Leases or interests therein;

(xii)	any security in respect of or encumbering only a Third Party’s interest in and to the Assets or properties it relates to, other than a Third Party that is a predecessor in interest to Vendor (and then only in respect of the portion for which Vendor is the successor in interest to such Third Party) unless Vendor arranges for such security to be discharged prior to Closing;

(xiii)	all other liens, adverse claims, trusts, silent partner obligations and other claims or interests of Third Parties set out in Schedule “A”;

(dddd)	“Person” means an individual, sole proprietorship, limited or general partnership, limited or unlimited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited or limited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(eeee)	“Personal Information” means any information about an identifiable individual, other than such individual’s business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose;

(ffff)	“Petroleum and Natural Gas Rights” means the entire interest of Vendor and its Affiliates in and to the Leases and the Lands and any lands with which the Lands have been pooled or unitized, as described in Schedule “A” but specifically excludes the Excluded Assets;

(gggg)	“Petroleum Substances” means bitumen, crude oil, natural gas, synthetic crude, diluents and other petroleum substances at atmospheric pressure, and all other substances that may be produced in association therewith or which are derived therefrom (including sulphur and its components), natural gas liquids, condensate, and all other substances related to any of the foregoing whether liquid, solid or gaseous;

(hhhh)	“Pipeline Records” means, to the extent they relate to the pipelines located in Alberta and comprising part of the Assets in respect of which Vendor is the license holder and will be transferring such licenses to Purchaser in conjunction with Closing, those files, records, reports, assessments and documents of the types set forth and described in Schedule “J”;

(iiii)	[definition redacted];

(jjjj)	“Privacy Law” means Applicable Law relating to privacy and the collection, use and disclosure of Personal Information including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable law or regulation of any province or territory of Canada;

(kkkk)	“Public Official” means any person acting in an official capacity for or on behalf of any government, ministry, Governmental Authority, department, agency, instrumentality or part of any of them, or any public international organization, or any political party or political party official or candidate for office;

(llll)	“Public Record” means all information, filed by or on behalf of CPEC with the Securities Regulatory Authorities in compliance, or intended compliance, with Applicable Securities Laws, and any other information filed with any Securities Regulatory Authorities on or prior to Closing in compliance, or intended compliance, with Applicable Securities Laws;

(mmmm)	“Purchase Price” means the total consideration payable by Purchaser to Vendor pursuant to this Agreement, resulting from the calculation set forth in Section 2.2;

(nnnn)	“Purchaser’s Closing Certificate” means a certificate from Purchaser in the form attached as Schedule “H”;

(oooo)	“Reclamation Wells” means Vendor’s beneficial interest in and to any reclamation-certified and reclamation-exempt wells and abandoned and reclaimed pipelines that form part of the Assets to the extent such wells and pipelines are listed on the schedule to the Non-Transferrable Asset Trust and Indemnity Agreement;

(pppp)	“Registration Rights Agreement” means the agreement in substantially the form attached as Schedule “O”;

(qqqq)	“Regulatory Approvals” means, collectively, the Competition Act Approval, the TSX Approval and the NYSE Approval;

(rrrr)	“Regulatory Approvals Conditions” means, collectively, the conditions to Closing in Sections 10.1(e), 10.1(f) and 10.2(c);

(ssss)	“Representatives” means, with respect to any Party, its Affiliates and the directors, officers, servants, agents, employees and consultants of such Party and its Affiliates;

(tttt)	“Restricted Party” means any individual, legal person, entity or organisation (i) targeted by national, regional or multilateral trade or economic sanctions under Trade Control Laws; or (ii) directly or indirectly owned or controlled or acting on behalf of such persons, entities or organisations and including their directors, officers or employees;

(uuuu)	“Rights of First Refusal” means a right of first refusal, pre-emptive right of purchase or similar restriction on disposition whereby any Third Party has the right to acquire or purchase any of the Assets as a consequence of the Transaction;

(vvvv)	“ROFR Allocations” has the meaning ascribed to that term in Section 7.1;

(wwww)	“ROFR Assets” means those Assets subject to the Identified ROFRs;

(xxxx)	“ROFR Holders” has the meaning ascribed to that term in Section 7.2;

(yyyy)	“Sales Taxes” means any taxes, fees or charges imposed by provincial or federal Applicable Law on the recipient of goods or services supplied in connection with the Transaction including, but not limited to, any harmonized sales tax and GST;

(zzzz)	“SEC” means the United States Securities and Exchange Commission;

(aaaaa)	“Securities Regulatory Authorities” means, collectively or individually, as the context may require, (i) the securities commissions or similar securities regulatory authorities of each of the provinces of Canada, and (ii) the SEC;

(bbbbb)	“Security Interests” means security interests in the Assets or any portion thereof granted by Vendor, its Affiliates or predecessors in title thereto, whether by way of mortgage, deed of trust, assignment under the Bank Act (Canada), debenture, general security agreement or land charge under personal property security legislation or otherwise, including any amendments thereto;

(ccccc)	“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;

(ddddd)	“Senior Supervisory Personnel” means, with respect to a Party, each director and officer of such Party, and where a Party is a partnership, each director and officer of the managing partner of that Party, and any individual who functions for such Party or one of its Affiliates at a management level equivalent or superior to any individual functioning as such Party’s senior manager(s) who has authority over such Party’s operations and activities in Canada sufficient to direct the manner in which such operations and activities are conducted;

(eeeee)	“Shares” means the issued and outstanding common shares of CPEC;

(fffff)	“Shell Brand” means the name “Shell” (including any translation thereof), the Shell emblem and any trade marks (whether registered or unregistered), house marks, marks of ownership, business names, domain names, meta tags, trading names, internet domain names, service names, colour schemes, styles or labeling, emblems, other formats, signage, communications materials and other manifestations, characteristics of one or more companies of the Shell Group, their goods, services and activities, including without limitation, any copyright, design rights and goodwill therein;

(ggggg)	“Shell Group” means Shell and its Affiliates worldwide;

(hhhhh)	“Shell Group Manuals and Policy Documents” means any manuals and policy documents which are of general application and which are used in association with the business of Vendor generally but excluding the Manuals and Policy Documents;

(iiiii)	“Specific Conveyances” means all conveyances, assignments, registerable transfers, novations, bills of sale, and other documents or instruments, other than the General Conveyance, that are reasonably required or desirable to convey, assign and transfer the interests and obligations of Vendor in respect of the Assets to Purchaser and to novate Purchaser in the place and stead of Vendor with respect to the Assets and Vendor’s interests and obligations relating thereto as contemplated herein;

(jjjjj)	“Surface Rights” means all rights of Vendor to use the surface of land in connection with the Petroleum and Natural Gas Rights, the Tangibles and the Wells, including rights to enter upon and occupy the surface of land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land to gain access thereto;

(kkkkk)	“Take or Pay Obligations” means all obligations to: (i) sell or deliver production from the Lands to particular Tangibles or any Third Party owned facilities, which include a requirement for Vendor to pay a fee for the use of such Tangibles or other facilities that exceeds their actual use by the Vendor, or (ii) sell or deliver Petroleum Substances or any of them, rights to which are granted, reserved or otherwise conferred pursuant to the Title and Operating Documents, without being entitled in due course to receive and retain full payment for such Petroleum Substances;

(lllll)	“Tangibles” means the entire interest of Vendor and its Affiliates in and to:

(i)	the Facilities; and

(ii)	to the extent they pertain to the Petroleum and Natural Gas Rights or the Facilities, all tangible property and assets, whether depreciable or not, located in, on or about the Lands or Facilities or appurtenant thereto and which are used or were used or are intended to be used by, or on behalf of, Vendor in connection with production, dehydration, compression, gathering, processing, measuring, making marketable, injection, removal, transmission, transportation, treatment, storage or other operations in respect of Petroleum Substances produced from the Lands or operations on the Lands or Facilities or which are appurtenant to or used in connection with the Wells, the Facilities or with water or miscible fluids injection or removal operations that pertain, in each case, to the Petroleum and Natural Gas Rights, including all surplus equipment, materials and inventory located on the Lands or in warehouses or field offices used in connection with the Lands or Facilities, which was acquired for or on behalf of Vendor for use on or in conjunction with the Assets, production equipment, fresh and produced water facilities, flowlines, pipeline connections, meters, dehydrators, motors, compressors, treaters, scrubbers, separators, pumps, tanks, boilers and communication equipment, and also including SCADA and other field management systems or measurement facilities, including wellhead data systems, but specifically excludes the Excluded Assets;

(mmmmm)	“Tax” means and includes all forms of taxation and statutory, governmental, supra-governmental, state, principal, local governmental or municipal impositions, duties (including customs duties, excise duties and stamp duties), contributions and levies, in each case, wherever and whenever imposed and all penalties, charges, costs and interest relating thereto and all employment taxes and any deductions or withholdings;

(nnnnn)	“Technology Licence Agreement” means the agreement between the Parties for use of proprietary processes and rights which are owned or controlled by Vendor or its Affiliates, in substantially the same manner and to substantially the same extent as currently used in association with the Assets, in substantially the form attached as Schedule “N”;

(ooooo)	“Third Party” means any Person (other than the Parties and their respective Representatives);

(ppppp)	“Third Party Software” means any software, other than Vendor Software, which is used in connection with the Assets at the date of this Agreement or the Closing Date, including as installed on any IT equipment and/or as licensed, sublicensed or otherwise provided for in connection with the Assets;

(qqqqq)	“Third Party Technology” means any technology other than Vendor Technology, which is used in connection with the Assets at the date of this Agreement or as at the Closing Date;

(rrrrr)	“Thirteenth Month Adjustment” means the accounting procedure performed annually by any operator of certain of the Assets for the purpose of redistributing certain revenues and expenses, including operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances and other costs, expenses or revenues among the owners or users of those Assets;

(sssss)	“this Agreement”, “herein”, “hereto”, “hereof” and similar expressions mean and refer to this Purchase and Sale Agreement together with all Schedules, in its entirety;

(ttttt)	“Title and Operating Documents” mean contracts, agreements and instruments to the extent relating to, or by virtue of which Vendor or its Affiliates holds, the Petroleum and Natural Gas Rights, the Wells or the Tangibles, or which relate to the ownership or operation thereof, including:

(i)	the Leases;

(ii)	the Assumed Agreements;

(iii)	agreements whereby Vendor derives any interest in, or which relate to Vendor’s interests and obligations in, the Petroleum and Natural Gas Rights, the Wells or the Tangibles, including operating agreements, royalty agreements, farmout and farmin agreements, option agreements, participation agreements, unitization agreements, pooling agreements and trust agreements (where Vendor is trustee or beneficiary);

(iv)	agreements for the construction, ownership and operation of the Tangibles;

(v)	any agreements that create or relate to Surface Rights; and

(vi)	any Permits relating to the Assets;

(uuuuu)	“Trade Control Laws” means any applicable trade or economic sanctions or embargoes, Restricted Party lists issued by the respective authorities, controls on the imports, export, re-export, use, sale, transfer, trade, or otherwise disposal of goods, services or technology, anti-boycott legislation or similar laws or regulations, rules, restrictions, licenses, orders or requirements in force from time to time, including without limitation those of the European Union, the United Kingdom, the United States of America or under Applicable Laws;

(vvvvv)	“Transaction” means the entering into of this Agreement, the sale of the Assets by Vendor to Purchaser, the issuance of the Consideration Shares by CPEC to Vendor, and all other related matters contemplated by this Agreement;

(wwwww)	“Transaction Documents” means the Technology License Agreement, the Non-Transferrable Asset Trust and Indemnity Agreement and the Registration Rights Agreements;

(xxxxx)	“Transaction Personal Information” means any Personal Information, including Personal Information about Vendor’s employees, suppliers, customers, directors, officers or shareholders that is:

(i)	disclosed to Purchaser or any Representative of Purchaser prior to the Closing Time by Vendor or its Representatives or otherwise; or

(ii)	collected by Purchaser or any Representative of Purchaser prior to the Closing Time from Vendor or its Representatives or otherwise,

in either case in connection with the Transaction; and

(iii)	in the possession, custody or control of Vendor at the Closing Time;

(yyyyy)	[definition redacted];

(zzzzz)	[definition redacted];

(aaaaaa)	“Trust Agreement” means trust agreements and trust declarations to which Vendor is a party or otherwise bound and which pertain to the Lands, Leases or Tangibles;

(bbbbbb)	“TSX” means the Toronto Stock Exchange;

(cccccc)	“TSX Approval” means conditional approval of the TSX to list the Consideration Shares subject only to customary conditions;

(dddddd)	“Unscheduled Assets” has the meaning provided in Section 2.4(a);

(eeeeee)	[definition redacted];

(ffffff)	“Vendor’s Closing Certificate” means a certificate from Vendor in the form attached as Schedule “G”;

(gggggg)	[definition redacted];

(hhhhhh)	“Vendor Intellectual Property” means any and all Intellectual Property owned by Vendor or its Affiliates;

(iiiiii)	“Vendor Software” means any software in relation to which Vendor or its Affiliates owns all Intellectual Property rights;

(jjjjjj)	“Vendor Technology” means any technology in relation to which Vendor or its Affiliate owns all Intellectual Property rights;

(kkkkkk)	“Virtual Data Room” means Vendor’s virtual data room administered by Vendor in respect of the Assets and in anticipation of the transactions contemplated herein but only to the extent that such documents, files, data and information are contained on the memory stick delivered by Vendor to Purchaser as at one (1) Business Day prior to the date hereof;

(llllll)	“Wells” means the wells identified in Schedule “C”, and all other wells which are located on the Lands or lands pooled or unitized therewith or which are, may be or were used in connection with the Petroleum and Natural Gas Rights, including the Reclamation Wells and any producing, shut-in, suspended, abandoned, water source, injection and disposal wells; and

(mmmmmm)	“Whitemap Area” means the areas delineated on the maps attached hereto as Exhibit “1” and Exhibit “2” of Schedule “A”;

1.2	Schedules and Exhibits

The following schedules are attached to, form part of, and are incorporated herein by reference as though contained in the body of this Agreement:

Schedule “A” –	Lands and Leases
Schedule “B” –	Facilities
Schedule “C” –	Wells
Schedule “D” –	Assumed Agreements
Schedule “E” –	Adjustment Calculation
Schedule “F” –	Form of General Conveyance
Schedule “G” –	Vendor’s Closing Certificate
Schedule “H” –	Purchaser’s and CPEC’s Closing Certificate
Schedule “I” –	Form of Opinion of Purchaser’s Counsel
Schedule “J” –	Pipeline Records
Schedule “K” –	Financial Commitments
Schedule “L” –	Form of Non-Transferrable Asset Trust and Indemnity Agreement
Schedule “M” –	Identified Rights of First Refusal
Schedule “N” –	Form of Technology Licence Agreement
Schedule “O” –	Form of Registration Rights Agreement
Schedule “P” –	Additional Disclosures

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, and Paragraphs and the provision of headings are for convenience and reference only and shall not affect the meaning, interpretation or construction of this Agreement.

1.4	Article, Section and Schedule References

When the context reasonably permits, references to ‘Articles’, ’Sections’, ’Subsections’, ‘Paragraphs’ or ’Schedules’ mean and refer to specified articles, sections, subsections, paragraphs and schedules of, or to, this Agreement.

1.5	Extended Meanings and Derivatives

When the context reasonably permits:

(a)	words suggesting the singular shall be construed as suggesting the plural and vice versa and words suggesting gender or gender neutrality shall be construed as suggesting the masculine, feminine and neutral genders;

(b)	the word “including” means ‘including without limitation’ and “includes” means ‘includes without limitation’;

(c)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning; and

(d)	“this Agreement”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement as a whole (including Schedules) and not to any particular Article, section, subsection, clause or subclause on or other provision hereof.

1.6	Statutory References

Any reference herein to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto and all amendments made to such statute or any such regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.

1.7	Invalidity of Provisions

If any of the provisions of this Agreement should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.

1.8	References in Agreement

Unless otherwise explicitly specified herein, any reference to time refers to the time in Calgary, Alberta, and any reference to “dollars”, “C$” or “$” refers to lawful currency of Canada.

1.9	Knowledge or Awareness

In this Agreement, the knowledge, information, belief or awareness of a Party consists only of the actual knowledge or awareness, as the case may be, of the Senior Supervisory Personnel of such Party and does not include knowledge, information belief or awareness of any other Person or any constructive or imputed knowledge. A Party does not have any obligation to make inquiry of Third Parties or the files and records of any Third Party or Governmental Authorities in connection with representations and warranties that are made to its knowledge, information, belief or awareness.

1.10	Construction

This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not apply to the construction or interpretation of this Agreement.

1.11	Conflicts

Whenever any term or condition, whether express or implied, of any Schedule conflicts with or is at variance with any term or condition of the body of this Agreement, the latter shall prevail. If any term or condition of this Agreement conflicts with a term or condition of a Lease or Applicable Law, the term or condition of such Lease or Applicable Law will prevail, and this Agreement will be deemed to be amended to the extent required to eliminate any such conflict.

1.12	Interpretation If Closing Does Not Occur

If Closing does not occur, each provision of this Agreement that presumes that Purchaser has acquired the Assets hereunder will be construed as having been contingent upon Closing having occurred.

1.13	CPEC as a Party

The Parties acknowledge and agree that CPEC is a party to this Agreement for the limited purposes of the specific terms, conditions, covenants, representations and warranties, and indemnities which are expressly applicable to it and, notwithstanding the issuance of the Consideration Shares by CPEC on behalf of Purchaser, but without limiting CPEC’s obligations hereunder or as a partner of Purchaser, for greater certainty, Purchaser and not CPEC is acquiring the Assets and paying the Purchase Price subject to and in accordance with the terms of this Agreement.

Article 2
PURCHASE AND SALE AND CLOSING

2.1	Purchase and Sale

(a)	Subject to the terms and conditions of this Agreement, at Closing:

(i)	Purchaser agrees to pay the Purchase Price and to acquire and purchase from Vendor; and

(ii)	upon receipt of the Purchase Price, Vendor agrees to sell, assign, set over, convey and transfer to Purchaser,

all the right, title, estate and interest of Vendor (whether absolute or contingent, legal or beneficial) and any of its Affiliates in and to the Assets, subject to the Permitted Encumbrances.

(b)	The Parties acknowledge and agree that if any of the Assets are held by any of Vendor’s Affiliates, including Shell Trading Canada:

(i)	Vendor shall, at Closing, cause such Affiliates to convey such Assets to Purchaser at Closing in accordance with the terms of this Agreement; and

(ii)	Purchaser shall, at Closing, pay or deliver the Purchase Price, solely to Vendor, as agent of its Affiliates, which payment shall be in full satisfaction of the consideration for the Assets.

2.2	Purchase Price

The Purchase Price for the Assets is the amount resulting from the following calculation:

(a)	C$900,000,000 (the “Base Purchase Price”);

(b)	plus or minus adjustments, if any, resulting from the operation of Article 9; provided however that any apportionment made thereunder that is not contained in the interim or final accounting referenced in Article 9 shall not adjust the Purchase Price;

(c)	plus the Interest Amount,

which sum, using the interim accounting referenced in Article 9, less the Deposit and the Deposit Interest Amount, shall be paid in accordance with Section 2.7 at the Closing Time to Vendor.

2.3	Exclusion of Assets

If a portion of the Assets is excluded from Closing because of: (i) the exercise of any Rights of First Refusal by a Third Party, or (ii) the written agreement of the Parties:

(a)	the terms “Assets”, “Facilities”, “Lands”, “Leases”, “Miscellaneous Interests”, “Petroleum and Natural Gas Rights”, “Title and Operating Documents”, “Tangibles”, “Wells” and “Whitemap Area” will be deemed to be amended to reflect the exclusion of that portion of the Assets, and the Schedules will be deemed to be amended accordingly;

(b)	the Cash Consideration portion of the Purchase Price will be reduced by the value attributed to the Assets for which Closing does not occur due to the exercise of rights of Third Parties under Article 4 as applicable, the term “Purchase Price” will be construed to be that reduced amount, the allocations of value among the classes of Assets will be modified accordingly and the apportionments made under Article 9 will be calculated accordingly; and

(c)	the Parties will, as soon as practicable, execute such further documents, acknowledgements and amendments to properly evidence the removal of such Assets from this Agreement.

2.4	Unscheduled Assets

(a)	The Parties acknowledge that although Vendor has prepared, and Purchaser has reviewed, the Schedules diligently and in good faith, they recognize that there may be unintended omissions or misdescriptions in such Schedules. As such, the Parties acknowledge and agree that it is their intention that, in addition to those Assets included and specified in the Schedules hereto, the Assets shall also include the Petroleum and Natural Gas Rights, Tangibles, and Miscellaneous Interests (as those terms are defined herein) which fall within the Whitemap Areas (other than any Excluded Assets) that may not be described in the Schedules, any of such additional unscheduled Assets, if any, being the “Unscheduled Assets”, and that the Purchase Price includes consideration for such Unscheduled Assets.

(b)	To the extent that any Unscheduled Assets are identified by a Party after the Closing Time, the Parties shall use all reasonable efforts to replace the affected Schedules attached hereto with corrected Schedules, which corrected Schedules shall be deemed to be the applicable Schedule as of the date hereof, and to take such additional steps as are necessary to specifically convey Vendor’s interest in such Unscheduled Assets to Purchaser.

(c)	For added clarity, any legal title to those Leases and Lands subject to a Trust Agreement as at the date hereof pursuant to Title and Operating Documents disclosed to Purchaser prior to the date hereof shall, to the extent those Trust Agreements are described in Schedule “A” hereto, be conveyed and assigned to Purchaser.

2.5	Closing

Unless otherwise agreed upon in writing by the Parties, if there has been satisfaction or waiver of the conditions of Closing contained in this Agreement, Closing shall take place electronically at the Closing Time on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing by the Parties.

2.6	Closing Deliveries

At Closing:

(a)	Vendor shall deliver to Purchaser and CPEC the Vendor’s Closing Certificate and other documents required by Section 10.2;

(b)	Purchaser and CPEC shall deliver to Vendor the Purchaser’s Closing Certificate and CPEC’s Closing Certificate and other documents required by Section 10.1;

(c)	Purchaser shall cause its counsel to deliver to Vendor, an opinion, dated as of the Closing Date, in substantially the form of the Opinion of Purchaser’s Counsel;

(d)	CPEC shall deliver to Vendor the letter of the TSX evidencing TSX Approval and documentation of the NYSE evidencing the NYSE Approval;

(e)	Vendor and Purchaser shall execute and deliver the General Conveyance;

(f)	the Parties shall execute and deliver those Specific Conveyances available at Closing;

(g)	Vendor and Purchaser shall execute and deliver the Non-Transferrable Asset Trust and Indemnity Agreement in the form set forth in Schedule “L”;

(h)	Vendor and CPEC shall execute and deliver the Registration Rights Agreement on terms materially similar to those set forth in Schedule “S”;

(i)	Vendor shall deliver to Purchaser (i) the partnership registers for Vendor and each Vendor Affiliate referred to in Section 2.1(b) that is a partnership, including Shell Trading Canada; and (ii) evidence, in the form of proof of incorporation, of the status of each partner of Vendor and Vendor Affiliate referred to in Section 2.1(b), as not being a non-resident of Canada for the purposes of the Income Tax Act (Canada);

(j)	Purchaser shall pay the Cash Consideration to Vendor;

(k)	CPEC shall deliver to Vendor evidence satisfactory to Vendor of a book-based entry in the electronic deposit system of CDS representing the Consideration Shares, issued to Vendor or its nominee in accordance with Section 2.7(d);

(l)	upon obtaining Competition Act Approval, Purchaser and CPEC shall deliver to Vendor reasonable evidence of receipt of the Competition Act Approval;

(m)	Vendor shall deliver to Purchaser a receipt for the Cash Consideration and the Consideration Shares; and

(n)	each Party shall execute and deliver such additional documents as may be required hereunder or as the other Parties may reasonably request it to provide in order to implement or document the Closing.

2.7	Form of Payment

(a)	The Parties agree that the Base Purchase Price shall be satisfied by delivery at Closing by, or on behalf of, Purchaser to Vendor of:

(i)	seven hundred million dollars ($700,000,000), less the Deposit and the Deposit Interest Amount, in cash (“Cash Consideration”); and

(ii)	50,000,000 Shares (the “Consideration Shares”).

(b)	The Parties agree that any amount of the Purchase Price determined under:

(i)	Section 2.2(b) at Closing, in relation to the interim statement of adjustments, shall be made to the amount of Cash Consideration payable by Purchaser at Closing; and

(ii)	Section 2.2(b) after Closing, in relation to the final statement of adjustments, shall be paid in cash by the requisite Party to the other in accordance with Article 9; and

(iii)	Section 2.2(c), shall be paid in cash by Purchaser to Vendor.

(c)	All cash payments to be made pursuant to this Agreement shall be made in immediately releasable Canadian funds. All cash payments to be made by Purchaser at Closing shall be made payable to Vendor by wire transfer using the following wire transfer information:

[banking information redacted]

(d)	CPEC shall cause Computershare Trust Company of Canada, as registrar and transfer agent of the Consideration Shares, to facilitate an electronic deposit of the Consideration Shares to Vendor or, if directed by Vendor, a nominee on behalf of Vendor, provided such nominee is (i) an Affiliate of Vendor; (ii) resident in Canada; and (iii) a foreign person for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

2.8	Allocation of Purchase Price

The Parties hereby agree to allocate the Purchase Price amongst the Assets as follows:

[allocation of purchase price and determination of value of Consideration Shares redacted]

2.9	Sales Taxes and Other Taxes

(a)	The Purchase Price is exclusive of Sales Taxes.

(b)	At the Closing Time, Vendor and Purchaser shall jointly execute an election, in prescribed form, under Section 167 of the GST Legislation to have the sale of the Assets take place on a GST-free basis under Part IX of the GST Legislation and Purchaser shall file such election with its GST return for the reporting period in which the sale of the Assets takes place. If the election is not available to the Parties for any reason, Vendor shall invoice Purchaser for the GST associated with the transfer of the Assets and Purchaser will indemnify, defend and keep harmless Vendor and pay to Vendor the GST as well as any interest or penalties for which Vendor is liable as a result of having made the election hereunder. Notwithstanding any other provision of this Agreement, this indemnity shall survive for the period of time that Vendor can be assessed under the GST Legislation in respect of the Transaction plus 60 days.

(c)	The Parties represent and warrant that they are registered for the purposes of the GST Legislation. The GST registration number of Vendor is [GST number redacted], and of Purchaser is [GST number redacted].

(d)	At Closing, Purchaser shall pay to Vendor the Sales Taxes, other than GST, payable in respect of the purchase and sale of the Assets pursuant hereto (excluding the portion of the Purchase Price allocated to the Petroleum and Natural Gas Rights) which Vendor shall remit according to Applicable Law.

(e)	If Vendor is required to collect from Purchaser any other tax, fee or charge under Applicable Law in connection with Purchaser acquiring the Assets, then Purchaser shall pay the amount of those taxes, fees or charges to Vendor, and Vendor shall remit those amounts in the manner required by Applicable Law.

(f)	If any payment made under this Agreement is deemed by Section 182 (or any other provision) of the GST Legislation or any provision of any provincial legislation to be inclusive of GST or similar taxes, the paying Party agrees to increase the payment amount by an amount equal to the product of the aggregate of the GST percentage multiplied by the amount otherwise payable.

(g)	Following Closing:

(i)	Purchaser and CPEC shall notify Vendor in writing within five (5) days of receipt by Purchaser or CPEC of written notice from a Governmental Authority of any pending or threatened Tax audits, proposals, assessments or reassessments of Purchaser or CPEC for or on account of Taxes under subsection 116(5) or 116(5.3) of the Income Tax Act (Canada) arising from the acquisition of the Assets by Purchaser hereunder (a “Tax Proceeding”) provided that (x) in the event of a failure to so provide such written notice, Vendor’s obligations under this Agreement will only be limited to the extent that its ability to participate in the Tax Proceeding was prejudiced by the failure of Purchaser and CPEC to provide prompt written notice; and (y) a general Tax audit of Purchaser or CPEC shall not constitute a Tax Proceeding unless or until a Governmental Authority makes a written inquiry or requests information or submissions that are specific to the tax residency of Vendor.

(ii)	[Tax-related covenant redacted].

(iii)	Vendor shall be entitled to participate in a Tax Proceeding (including retaining legal counsel and other advisors at its own expense) and, provided Vendor participates in the Tax Proceeding, Vendor, Purchaser and CPEC shall (w) cooperate with each other in good faith, and with the officers, employees, consultants, legal counsel and other advisors of each other Party, in making submissions or representations to, or participating in discussions with, the applicable Governmental Authority in connection with a Tax Proceeding; (x) make available to the other Party and to any Governmental Authority all information, records and documents relating to the Tax Proceeding as may be reasonably requested by the Governmental Authority or the other Party; and (y) furnish the other Party with copies of all relevant written correspondence received from any Governmental Authority in connection the Tax Proceeding, all with a view to minimizing the aggregate amount of any potential obligations of Vendor under this Section 2.9(g).

2.10	Deposit

(a)	Vendor acknowledges receipt from Purchaser, on the date of execution of this Agreement, of a cash deposit equal to forty-five million dollars (CAD $45,000,000) (the “Deposit”) paid by wire transfer, which shall be held by Vendor, in accordance with the terms and conditions of this Agreement.

(b)	If Closing does not occur and:

(i)	if the reason Closing does not occur is solely due to one or more of (x) the termination of this Agreement by Purchaser and CPEC pursuant to Section 10.2 as a result of Purchaser’s and CPEC’s Closing conditions set forth in Section 10.2(a) or Section 10.2(b) not being satisfied at or before the Closing Time or by the Outside Time (whichever occurs first) through no act, default or omission of Purchaser or CPEC where the failure of any of the foregoing conditions to be satisfied was due to the wilful and material breach by Vendor of one or more of its pre-Closing covenants hereunder and/or an intentional and material misrepresentation or fraud by Vendor and/or any of its Affiliates under Section 5.1 (collectively, “Vendor Wilful Breach”), or (y) termination of this Agreement pursuant to Section 12.2 by Purchaser and CPEC, then: (A) the full amount of the Deposit and the Deposit Interest Amount shall be paid by Vendor to Purchaser for Purchaser’s own account absolutely no later than two (2) Business Days after the termination of this Agreement, and (B) Vendor shall concurrently pay to Purchaser a break fee in the amount of forty-five million dollars (CAD $45,000,000) (“Break Fee”). For clarity, Purchaser’s receipt of the Break Fee is not a penalty but is a genuine pre-estimate by the Parties of the minimum damages that Purchaser and CPEC will suffer in the case of a Vendor Wilful Breach, having regard to the size of the Purchase Price, the amount of time between the date hereof and the Closing Time, and the time and expense incurred and to be incurred by Purchaser and CPEC, provided that payment of the Break Fee will not be the sole recourse of the Purchaser and CPEC on account of Losses they suffer in connection with a termination by Purchaser and CPEC in circumstances where the Break Fee is payable by Vendor;

(ii)	if the reason Closing does not occur is solely due to one or more of (w) the termination of this Agreement by Vendor pursuant to Section 10.1 as a result of Vendor’s Closing conditions set forth in Section 10.1(a), Section 10.1(b) or Section 10.1(c) not being satisfied at or before the Closing Time or by the Outside Time (whichever occurs first) through no act, default or omission of Vendor where the failure of any of the foregoing conditions to be satisfied was due to the material breach of this Agreement by Purchaser or CPEC and/or a material misrepresentation or fraud by Purchaser or CPEC and/or any of their Affiliates under Section 5.3; (x) the termination of this Agreement by Vendor pursuant to Section 10.1 as a result of Vendor’s Closing condition set forth in Section 10.1(e) not being satisfied at or before the Closing Time or by the Outside Time (whichever first occurs) through no act, default or omission of Vendor due to CPEC’s failure to use commercially reasonable efforts as contemplated by Section 4.3; (y) an election by Purchaser pursuant to Section 2.13(a) at or before the Outside Time; or (z) termination of this Agreement pursuant to Section 12.2 by Vendor, then: (A) the Deposit and the Deposit Interest Amount shall be retained by Vendor for Vendor’s own account absolutely, as liquidated damages, to compensate Vendor for its Losses in connection with the Transaction and the delay or permanent impairment caused to Vendor’s efforts to sell the Assets, and (B) except in circumstances where the failure of any of the foregoing conditions to be satisfied was due, in whole or in part, to the wilful and material breach by Purchaser and/or CPEC of one or more of its pre-Closing covenants hereunder and/or an intentional and material misrepresentation or fraud by Purchaser and/or CPEC under Section 5.3 (collectively, “Purchaser Wilful Breach”), in consideration for its retention of the Deposit and the Deposit Interest Amount, Vendor hereby waives any and all claims, rights or additional remedies that may be available to it, at law or in equity, as a result of Closing not occurring in such circumstances. For clarity, Vendor’s retention of the Deposit and the Deposit Interest Amount is not a penalty but is a genuine pre-estimate by the Parties of the damages, or in the case of a Purchaser Wilful Breach, minimum damages, that Vendor will suffer, having regard to the size of the Purchase Price, the amount of time between the date hereof and the Closing Time, and the time and expense incurred and to be incurred by Vendor; and

(iii)	if Closing does not occur for any reason other than as set forth in Section 2.10(b)(i) or Section 2.10(b)(ii), the Deposit and the Deposit Interest Amount shall be paid by Vendor to Purchaser for Purchaser’s own account absolutely no later than two (2) Business Days after the termination of this Agreement, provided that except as expressly set forth above in this Section 2.10(b), termination of this Agreement prior to Closing will not limit the rights, remedies, powers or privileges available to the Parties under this Agreement or otherwise respectively, including but not limited to a breach of, or non-compliance with, representations, warranties, covenants and obligations related to anti-corruption in this Agreement. For greater certainty, this Section 2.10(b) shall survive the termination of this Agreement.

(c)	If Closing occurs, at the Closing Time, Vendor will apply the Deposit and Deposit Interest Amount as partial payment of the Purchase Price in accordance with Section 2.2, and applied solely against the Cash Consideration for purposes of Section 2.7(a).

2.11	Restrictions on Resale of Consideration Shares

(a)	The Vendor acknowledges that subject to the Registration Rights Agreement:

(i)	the Consideration Shares have not been qualified for distribution in any province or territory of Canada or elsewhere by the filing of a prospectus with any Securities Regulatory Authority or otherwise;

(ii)	the Consideration Shares have not been registered under the 1933 Act or the Applicable U.S. Securities Laws of any state of the United States and these securities may not be offered or sold, directly or indirectly, in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states;

(iii)	Vendor is not a “U.S. Person” and the Consideration Shares have been acquired outside of the United States in an “offshore transaction” with no “directed selling efforts” in the United States, as such terms are defined in Regulation S under the 1933 Act;

(iv)	except as required by the Registration Rights Agreement, CPEC has no present intention of filing a prospectus under Applicable Canadian Securities Laws qualifying the distribution of the Consideration Shares or a registration statement under the 1933 Act in respect of the Consideration Shares;

(v)	the Consideration Shares are being issued to Vendor hereunder in reliance upon the “asset acquisition” exemption contained in subsection 2.12 of National Instrument 45-106 – Prospectus Exemptions and accordingly will be subject to resale restrictions under Applicable Canadian Securities Laws and may not be resold (except in accordance with Applicable Canadian Securities Laws) until expiry of the restricted period prescribed by section 2.5 of National Instrument 45-102 – Resale of Securities;

(vi)	the Consideration Shares shall have attached to them whether through an ownership statement issued under a direct registration or other electronic book-entry system, or on any certificates evidencing the Consideration Shares that may be issued, as applicable, the following legend as prescribed by section 2.5 of National Instrument 45-102 – Resale of Securities, with the necessary information inserted:

Unless permitted under securities legislation, the holder of this security must not trade the security before [date that is 4 months and a day after the Closing Date].

(vii)	CPEC will be required by Applicable Canadian Securities Laws to complete and publicly file a “Report of Exempt Distribution” on Form 45-106F1 on SEDAR with the applicable Securities Regulatory Authorities and Vendor agrees to provide CPEC with information and assistance as CPEC reasonably requests for such purpose.

(b)	CPEC shall take all necessary action to cause the restrictive legend above to be removed from the Consideration Shares when and as permitted by Applicable Securities Laws and the policies of the TSX or NYSE, as applicable, upon CPEC’s receipt of a written request from Vendor to cause such restrictive legend to be removed.

2.12	Restrictions on Share Repurchases

[Restrictions redacted.]

2.13	Inability to Deliver Consideration Shares

In the event that CPEC uses commercially reasonable efforts as contemplated by Section 4.3 but is unable to satisfy the condition to Closing in Section 10.1(e) by the fourth (4th) Business Day prior to the Outside Time (or such earlier time as agreed to in writing by the Parties), Purchaser shall, at its election in writing to Vendor and in its sole discretion, either:

(a)	forfeit to Vendor the Deposit and the Deposit Interest Amount for Vendor’s own account absolutely in accordance with Section 2.10(b)(ii); or

(b)	elect for the Cash Consideration to be deemed to be increased by the value of the Consideration Shares (being two hundred million dollars ($200,000,000)); and provided that, at Closing, Purchaser makes the payment contemplated by Section 2.6(i), as adjusted by the increase to the Cash Consideration set forth above, the following shall apply:

(i)	the number of Consideration Shares shall be decreased to “0”, with the increased Cash Consideration in this Section 2.13(b) to be paid and allocated to Vendor in place of the Consideration Shares;

(ii)	the deliveries at Closing of the items referred to in Sections 2.6(c), 2.6(d), 2.6(h), 2.6(k) and 2.6(m) (as regards the Consideration Shares) will not be applicable; and

(iii)	Vendor will be deemed to have waived the condition to Closing in Section 10.1(e),

and, for greater certainty, such election shall be deemed to be in accordance with the terms of this Agreement. In the event Purchaser fails to so make an election by the fourth (4th) Business Day prior to the Outside Time, Purchaser will be deemed to have made the election in Section 2.13(a).

2.14	Assumption of Certain Liabilities

In the determination of the consideration payable for the Assets, Vendor and Purchaser confirm and agree that: (i) past, present and future Environmental Liabilities have been taken into account in establishing the value of the Assets; (ii) such Environmental Liabilities cannot be separated from the ownership rights in the Assets; and (iii) moreover, that such obligations are not capable of quantification as of the Closing Time. Vendor and Purchaser have not attributed a specific or agreed to value with regard to either: (i) such Environmental Liabilities; or (ii) the indemnities provided for herein, nor shall there be any related adjustments made to the consideration pursuant to Section 9.1. For greater certainty, neither the existence nor amount of any accounting reserve for asset reclamation obligations or similar matters in the financial statements or accounting records of Vendor or Purchaser has been of any relevance to either Vendor or Purchaser in determining the value of the Assets.

2.15	Sales and Marketing Discussions

[sales and marketing provision redacted.]

Article 3
DUE DILIGENCE REVIEW

3.1	Due Diligence Matters

In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has, in addition to the representations and warranties set forth herein, relied on its own independent due diligence investigation of the Assets, relying on Purchaser’s own legal, financial, engineering and technical expertise and advisors. Purchaser acknowledges it has been provided with the right and opportunity to conduct due diligence in relation to the Assets, including but not limited to making field visits to the sites of the Assets. There shall be no price adjustment, no right to terminate and Purchaser shall have no other remedy on account of any due diligence matters including any title or environmental due diligence matters, except in each case as provided for in this Agreement.

3.2	Interim Period Review

During the Interim Period, Vendor shall (subject to compliance with Applicable Law and applicable health and safety requirements):

(a)	provide Representatives of Purchaser and its professional advisors reasonable access (exclusively through a representative, to be designated by Vendor within two (2) Business Days of execution of this Agreement) to the management personnel of Vendor and to the Title and Operating Documents;

(b)	cause its management, upon reasonable request, to meet with Representatives of Purchaser and its professional advisors to discuss the status of ongoing operations of the Assets; and

(c)	provide Representatives of Purchaser the reasonable opportunity to make field visits to the sites of the Assets, provided that Purchaser and/or such Representatives, as Vendor may require, have signed Vendor’s standard access agreement.

3.3	Vendor Information for Securities Requirements

(a)	Vendor shall provide such cooperation, assistance and information within the possession of Vendor relating to the Assets (“Vendor Information”) as CPEC may reasonably request in connection with the preparation and filing of any press release, material change report or other disclosure document, the issuance and form of which is subject to or prescribed and the requirement to file which is triggered by Applicable Canadian Securities Laws or the rules or requests of the TSX or NYSE (collectively the “CPEC Disclosure Documents”); provided that CPEC has acknowledged that:

(i)	the Transaction will not constitute a “significant acquisition” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations and that CPEC shall not require any information specifically contemplated for inclusion in a “business acquisition report”, and

(ii)	that CPEC shall be solely responsible for obtaining a statement of reserves data and other information in respect of the Assets as contemplated by National Instrument 51-101 and related report of an independent qualified reserves evaluator or auditor in respect thereof as contemplated by such instrument and accordingly Vendor Information shall not include any information contemplated by the foregoing provisions (i) and (ii).

(b)	Vendor acknowledges that CPEC will be required to file this Agreement on SEDAR, and Purchaser agrees to consult with Vendor regarding the redaction of competitively sensitive information or other permitted redactions under Applicable Canadian Securities Laws from the filed copy of this Agreement.

(c)	Vendor acknowledges and agrees that any or all of the CPEC Disclosure Documents may be filed by CPEC with various Securities Regulatory Authorities in accordance with Applicable Canadian Securities Laws and, if so filed, will be publicly available on SEDAR.

(d)	CPEC and Purchaser acknowledge and agree that the provision by Vendor to CPEC of Vendor Information pursuant to this Section 3.3 is made for the sole purpose of allowing CPEC to prepare and file the CPEC Disclosure Documents, and the provision of Vendor Information shall not be deemed to result in any representation or warranty, or form the basis for any other claim or liability, of Vendor to CPEC.

(e)	All reasonable Third Party costs associated with the CPEC Disclosure Documents, preparation and delivery of the Vendor Information or as otherwise incurred by any Party or its Representatives pursuant to the operation of this Section 3.3 shall be borne by CPEC, and CPEC shall reimburse Vendor within thirty (30) days of invoice for any such Third Party costs Vendor incurs in connection with same.

(f)	CPEC will be liable to and, in addition and separately, indemnify Vendor and its Representatives against any claims and all Losses that directly relate to the CPEC Disclosure Documents (including without limitation any Misrepresentation therein), except such Losses arising out of or resulting from fraud, gross negligence or wilful misconduct of Vendor in the provision of Vendor Information pursuant to this Section 3.3.

Article 4
CONSENTS AND Regulatory Approvals

4.1	Consents

(a)	Where a Title and Operating Document contains a Right of First Refusal or otherwise provides that Vendor shall obtain the written consent from a Third Party prior to the disposition of any rights subject to the Title and Operating Document, or provides for the assignment and novation of the Title and Operating Document, to Purchaser, as the case may be, Vendor shall promptly serve all required notices after execution of this Agreement and both Parties shall use commercially reasonable efforts to obtain any such consents, or waivers of Rights of First Refusal, prior to Closing.

(b)	Subject to Section 4.1(a), where a Title and Operating Document provides or legally requires that Vendor shall obtain the written consent from a Third Party prior to the disposition of any rights subject to the Title and Operating Document, or provides for the assignment and novation of a Title and Operating Document, to Purchaser, the failure to obtain such consent prior to the Closing Time shall not constitute grounds for failing to close the Transaction and shall not constitute a breach of any of Vendor’s covenants, representations or warranties.

(c)	Vendor shall give prompt written notice to Purchaser, no later than seven (7) Business Days prior to Closing, of all written consents sought for which consents are either granted and received prior to such date or refused or otherwise not obtained prior to such date. If a consent for the assignment and novation of a Title and Operating Document is not obtained prior to the Closing Time, Vendor shall hold Purchaser’s beneficial interest in that Title and Operating Document in trust for Purchaser after Closing, and in such case both Parties shall continue to seek such written consent from the Third Party.

(d)	To the extent not acquired prior to Closing, the Parties shall, after Closing, cooperate in securing all consents required to permit the conveyance of legal title of the Assets to Purchaser as contemplated in this Agreement and each Party shall take such further actions as reasonably required to permit such conveyance.

(e)	Where the Assets are subject to a Right of First Refusal which has been disclosed herein, Purchaser will supply to Vendor, in good faith and on a reasonable basis within three (3) Business Days after the execution hereof, the value or allocation proposed by Purchaser for any of the Assets for which a Right of First Refusal notice is required under this Section 4.1 and Vendor shall use such value or allocation provided by Purchaser.

(f)	If any Third Party elects to exercise a Right of First Refusal, the Vendor will promptly notify the Purchaser and, subject to the operation of Article 7, the Purchaser will proceed only with the acquisition of those interests in the Assets to which those exercised Third Party Rights of First Refusal do not directly pertain. Subject to Article 7 and the other terms and conditions hereof, the Parties will proceed with Closing for those unaffected Assets, and will reduce the Purchase Price by the value attributed to the Assets upon which a Right of First Refusal has been exercised.

(g)	Purchaser shall be liable to Vendor and its Representatives for and, as a separate and independent covenant, shall indemnify and save harmless Vendor from and against all Losses arising out of, or attributable to, the use of Purchaser’s allocations under Section 4.1(e).

(h)	This Section 4.1 will not apply to the transfer from Vendor to Purchaser of Permits for which Section 6.3 is applicable.

4.2	Competition Act Approval Application

(a)	As promptly as practicable, but in no event later than five (5) Business Days following the execution and delivery of this Agreement, Purchaser shall file with the Commissioner a request for an ARC in respect of the Transaction or, in the alternative, a No Action Letter in lieu and waiver under paragraph 113(c) of the Competition Act in respect of the Transaction. If mutually agreed by each of the Parties acting reasonably, Purchaser and Vendor shall each file with the Commissioner its respective pre-merger notification under Part IX of the Competition Act for the Transaction.

(b)	With respect to obtaining the Competition Act Approval, each Party shall:

(i)	not extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the Transaction, except upon the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed;

(ii)	submit any supplemental information requested by any Governmental Authority in connection with the Competition Act Approval as promptly as practicable;

(iii)	furnish to each other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary or mutually desirable in connection with obtaining the Competition Act Approval, provided that if any Party is required to provide information to another Party that the providing Party deems, acting reasonably, to be competitively or commercially sensitive information (or otherwise reasonably determines in respect thereof that disclosure should be restricted), the providing Party may restrict the provision of such information to the other Party to the other Party’s legal counsel;

(iv)	keep the other Party apprised of the status of any communications with, and provide copies or summaries of such communications to the other Party as are material, as well as provide copies to the other Party of any inquiries or requests for additional information from any Governmental Authority;

(v)	not participate in any planned meeting or planned discussion (whether in person, by phone or otherwise) with a Governmental Authority unless it consults with the other Party in advance and gives the other Party the opportunity to attend thereat (except (A) where the timing of the response requested by the Governmental Authority does not reasonably permit such consultation, (B) the Governmental Authority expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion, or (C) where competitively or commercially sensitive information may be discussed, in which case, with respect to meetings and discussions with the Governmental Authority, every effort will be made to allow legal counsel to participate);

(vi)	permit the other Party to review in advance any proposed material written communications with a Governmental Authority and provide the other Party with final copies thereof unless the timing or scale or size of the response requested by the Governmental Authority does not reasonably permit such review or except in respect of competitively or commercially sensitive information, which competitively and/or commercially sensitive information will be redacted from the draft written communications to be shared with the other Party and will be provided (on an unredacted basis) only to the legal counsel of the other Party; and

(vii)	not take or agree to take any action, or assist, counsel or encourage any Third Party not to take or agree to enter into any acquisition or other corporate transaction, whether directly or indirectly, that would be reasonably likely to materially delay the obtaining of, or result in not obtaining, or having vacated or overturned on appeal, the Competition Act Approval.

(c)	The Parties shall use commercially reasonable efforts to obtain the Competition Act Approval provided however that nothing in this Agreement shall require Purchaser to propose, negotiate, effect or agree to (and the Vendor and its Affiliates shall not, without the prior written consent of Purchaser, propose, negotiate, effect or agree to): (i) the sale, divestiture or disposition of any of its or its Affiliates’ assets or businesses or the Assets, (ii) any interim or permanent hold separate order, or (iii) any action or behavioural remedy or form of undertakings with respect to, or other restrictions on, its or its Affiliates’ assets or businesses or the Assets.

(d)	Each of Vendor and Purchaser shall pay one-half of the applicable filing fee in respect of the Competition Act Approval.

(e)	Vendor shall co-operate with Purchaser and provide such assistance to Purchaser as Purchaser may reasonably request to the extent such co-operation or assistance is necessary to obtain the Competition Act Approval, provided that Purchaser shall be responsible for directing the efforts of the Parties (with due regard to Vendor’s input) to obtain the Competition Act Approval. Purchaser will not require Vendor to obtain any Third Party reports or audits with respect to information that does not exist in the Vendor’s records on the date hereof, unless Vendor is reimbursed by Purchaser for any such reasonable costs in connection therewith.

4.3	Listing Approval and Issuance of Shares

CPEC will cause to be taken all necessary corporate action to allot and reserve for issuance the Consideration Shares. CPEC will use its commercially reasonable efforts to obtain the TSX Approval and the NYSE Approval by the Closing Time, subject only to the official notice of issuance, and CPEC will use its commercially reasonable efforts to promptly satisfy all such conditions to the listing of the Consideration Shares on both the TSX and the NYSE.

Article 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of Vendor

Vendor hereby represents and warrants to Purchaser and CPEC at the date hereof and as at the Closing Date that:

(a)	Standing: Vendor was formed as a general partnership under the Partnership Act (Alberta) and currently exists and is registered as a general partnership under that Act. Vendor is duly organized, validly subsisting, and authorized to carry on business in the jurisdictions in which the Assets are located;

(b)	Authority: Vendor now has, and shall have at all times material to the Transaction, taken all necessary actions and has all requisite capacity, power and authority to enter into this Agreement and the other agreements and documents required to be delivered by it pursuant hereto, and to perform its obligations under this Agreement and the other agreements and documents required to be delivered by it pursuant hereto;

(c)	Execution and Enforceability of Documents: This Agreement has been, and the General Conveyance, Specific Conveyances and any other document or agreement delivered in connection herewith to which Vendor or any Affiliate thereof is a party, including the Transaction Documents, will be duly executed and delivered by it on the Closing Date or thereafter and constitute legal, valid, binding and enforceable obligations of Vendor and each such Affiliate, subject to the qualification that such enforceability may be subject to:

(i)	bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditor’s rights generally; and

(ii)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law);

(d)	No Conflicts: The execution of this Agreement and consummation by Vendor of the Transaction in accordance with the terms of this Agreement will not, in any material respects violate, or be in breach of, or conflict with: (i) any of the constating documents, including, if applicable, any partnership agreement, charter, by-laws or other governing documents of Vendor, (ii) any provision of any material agreement or instrument to which Vendor is party or by which Vendor or its interests in the Assets are bound, or (iii) any Applicable Law applicable to Vendor or its interests in the Assets;

(e)	Canadian Partnership:

(i)	Vendor is a “Canadian partnership” for the purposes of the Income Tax Act (Canada), [partner information redacted]; and

(ii)	Vendor Affiliate referred to in Section 2.1(b), [partner information redacted], is a “Canadian partnership” for the purposes of the Income Tax Act (Canada) [partner information redacted];

(f)	Title and Quiet Enjoyment: Although it does not represent nor warrant title to the Assets, Vendor does represent and warrant that, subject to the Permitted Encumbrances:

(i)	neither it nor any Affiliate thereof has assigned, mortgaged or in any way alienated or encumbered any of its interests in the Assets;

(ii)	the Assets will be, at the Closing Time, free and clear of all liens, encumbrances, Security Interests, production or other penalties, reductions in interest, demands, burdens, adverse claims, created by, through or under Vendor or any Affiliate thereof or of which Vendor has knowledge;

(iii)	Vendor has made available to Purchaser for its review prior to the date hereof, all Trust Agreements, which Trust Agreements have been accurately described in Schedule “A” hereto;

(iv)	neither Vendor nor any Affiliate thereof has committed any act or omission whereby the interest of Vendor in and to any material part or portion of the Assets may be cancelled or determined;

(v)	subject to the rents, covenants, conditions and other stipulations in the Title and Operating Documents, at and after Closing, Purchaser shall be entitled to enter into and upon, hold and enjoy the Assets without any lawful interruption by Vendor or any Person claiming by, through or under Vendor or any Affiliate thereof; and

(vi)	the interest of Vendor in and to the Facilities is as set forth in Schedule “B” under the heading “Specified Facilities”;

(g)	Specified Facilities Ownership: Vendor is entitled to the use of a capacity ownership equivalent to its interest in the Facilities set forth in Schedule “B” under the heading “Specified Facilities” free and clear of any capital or similar fees or charges;

(h)	Tangibles:

(i)	In all material respects, none of the material Tangibles are subject to any sale-leaseback arrangements, and the Facilities are in good working order considering due allowance for age and reasonable wear and tear; and

(ii)	all construction, installation, abandonment or decommissioning conducted by Vendor or any Affiliate, and to Vendor’s knowledge, conducted by Third Parties, on or in respect of any material Tangibles, was carried out in accordance with, in all material respects, Applicable Law and accepted oil and gas practices in Western Canada in effect at the time of such construction, installation, abandonment or decommissioning;

(i)	Wells: Each Well that was drilled, completed, abandoned and/or operated by Vendor, whether producing, shut-in, injection, disposal or otherwise, was drilled by Vendor and, if completed, abandoned or operated, was completed, abandoned and/or operated by Vendor, as applicable, in accordance with, in all material respects, Applicable Law and accepted oil and gas field practices in Western Canada in effect at the time of such drilling, completion and/or operation, and to the extent any Well was drilled, completed, abandoned and/or operated by Third Parties, this representation and warranty is given to the knowledge of Vendor;

(j)	Permits: In respect of the Assets that are operated by Vendor, Vendor holds all Permits and similar rights and privileges that are required and necessary under Applicable Law to construct, operate and maintain the Assets as presently operated;

(k)	Finders’ Fees: It has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the Transaction for which Purchaser shall have any obligation or liability;

(l)	No Lawsuits or Claims: There are no unsatisfied claims, proceedings, actions, lawsuits, arbitrations, administrative proceedings or to the knowledge of Vendor, threatened by, on behalf of, or against Vendor or any Affiliate thereof, or imposed or initiated by any Governmental Authority with respect to the Assets;

(m)	Payment of Taxes and Third Party Payables: All amounts due and payable to Third Parties by Vendor, or to Vendor’s knowledge, all such obligations relating directly to the Assets which are the responsibility of each Third Party that operates any portion of the Assets, in each case prior to the date hereof and pertaining to the Assets have been or will be fully paid and discharged by Closing or by the time required by Applicable Law thereof, including:

(i)	any and all rentals, ad valorem and property taxes, and

(ii)	all royalties and production, severance and similar taxes and assessments based on or measured by the ownership of the Assets, or the production of Petroleum Substances from the Lands, or the receipt of proceeds therefrom;

(n)	Environmental Orders: Except as expressly disclosed to Purchaser in the folders entitled “Operational”, “Facilities”, and “Environmental” contained in the Disclosure Materials, Vendor has not received and does not have knowledge of:

(i)	any orders or directives under Applicable Law pertaining to the Assets which relate to environmental matters including the use or disposal of hazardous materials or any fines or penalties and that require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders or directives have not been complied with in all material respects; or

(ii)	any demand or notice from any Governmental Authority and any material and legitimate demand or notice from any other Third Party, in each case pertaining to the Assets, issued with respect to the breach of any Applicable Law that relates to environmental, health or safety law, including respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding or unsatisfied;

(o)	Due Diligence: Vendor has made commercially reasonable efforts to ensure that the Disclosure Materials contain the data and information necessary to ensure that the data and information included in the Disclosure Materials is not misleading in any material respect;

(p)	Sales, Processing and Transportation Contracts: Except for the Assumed Agreements, Vendor is not a party to any of the following to the extent pertaining to the Assets, and Vendor’s interest in and to the Assets is not otherwise bound or affected by any:

(i)	production sales contracts pertaining to the Petroleum Substances or any of them, including those that contain Take or Pay Obligations, that cannot be terminated on notice of thirty-one (31) days or less without bonus, penalty, or other cost;

(ii)	agreements for the transportation, processing or disposal of the Petroleum Substances or any of them or substances produced in connection with the Petroleum Substances or any of them that cannot be terminated on notice of thirty (30) days or less without bonus, penalty or other cost;

(iii)	gas balancing or gas banking agreements;

(iv)	agreements containing any Take or Pay Obligations;

(v)	agreements for the contract operation by a Third Party of the Assets or any of them; or

(vi)	agreements to provide any transportation or processing services to any Third Party;

(q)	Assets Not Removed: No tangible depreciable property and assets which are used, were used or are intended to be used in producing, processing, gathering, treating, measuring, making marketable or injecting the Petroleum Substances or any of them or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including the Tangibles, shall have been removed from its location between the date hereof and the Closing Time, other than as required in the ordinary course of business, nor has Vendor, other than in respect of Permitted Encumbrances, alienated or encumbered any such tangible depreciable property and assets since the Effective Time;

(r)	Offset Obligations: As of the date hereof, Vendor has not received any notice from, or on behalf of the applicable lessor that a Lease is subject to an offset obligation, including an unsatisfied obligation to drill a well or surrender rights or an obligation to pay compensatory royalties;

(s)	No Drilling Obligations: As of the date hereof and to the knowledge of Vendor, Vendor is not subject to any outstanding obligation to drill or participate in the drilling of any wells upon the Lands;

(t)	Financial Commitments: Except as provided for in Schedule “K”, as may be authorized under Section 8.2(a), there are no capital expense financial commitments (including by way of authorities for expenditure, operations notices or otherwise) of Vendor respecting the Assets which are: (i) in the case of any individual commitment, in excess of [limit redacted], and (ii) in the case of all commitments, in the aggregate, in excess of [limit redacted], which are due as of the date of this Agreement or which may become due after the date of this Agreement by virtue of matters occurring or arising prior to the date of this Agreement;

(u)	AMI: Except as set forth in the folder entitled “Land” contained in the Disclosure Materials, there are no active area of mutual interest or area of exclusion provisions in any of the Title and Operating Documents or other agreements or documents to which the Assets are subject;

(v)	No Limit on Production: Except for production limits of general application in the oil and gas industry, none of the Wells are subject to production limitations or similar restrictions imposed by the Title and Operating Documents or by any Applicable Law;

(w)	Compliance: Except as expressly set forth in the Disclosure Materials, Vendor is not in default under or in breach of any material terms, conditions, obligations or liabilities under the Title and Operating Documents or Applicable Law in respect of the Assets;

(x)	No Default: Vendor has not received written notice of any default or purported default under any of the Title and Operating Documents included in the Miscellaneous Interests that remains outstanding in any material respect or that has not been remedied in all material respects and, to Vendor’s knowledge, there has been no act or omission by Vendor or by any Third Party, that reasonably could constitute a breach of or a default under a Title and Operating Document that has not been remedied in all material respects;

(y)	Liability Management and Licensee Liability Ratings: Vendor or an Affiliate of Vendor is registered as required with the AER, and meets all qualification requirements of all Governmental Authorities and under Applicable Law, in order to hold, sell and transfer the Assets, including the requirements of any applicable Governmental Authority respecting the transfer of the Permits pertaining to the Wells and Tangibles (for which Vendor is licensee) to Purchaser;

(z)	Rights of First Refusal: Except to the extent identified in Schedule “N”, none of the interest of Vendor in and to the Assets is subject to any Right of First Refusal or any preferential or pre-emptive right of purchase created by, through or under it or of which it is aware, that becomes operative by virtue of this Agreement or the Transaction;

(aa)	No Vendor Intellectual Property: No Vendor Intellectual Property is incorporated, embedded or otherwise required in connection with the business and operations of the Assets and, to Vendor’s knowledge, the Assets do not infringe or otherwise misappropriate the Intellectual Property of any other Person;

(bb)	Employment Matters:

[representations and warranties regarding employment matters redacted]

(cc)	Share Ownership: To the knowledge of Vendor, neither Vendor nor any of its Affiliates, (i) directly or indirectly, owns, controls or directs more than 0.01% of the issued and outstanding Shares, or is acting jointly or in concert with any other Person regarding the ownership, control or direction of Shares, or (ii) has any present intention to acquire Shares prior to the Closing Date;

(dd)	Hart-Scott-Rodino: Vendor, and any Affiliate of Vendor to whom Vendor directs the Consideration Shares be issued, is a foreign person for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(ee)	No Foreign Turnover, Sales or Revenue: Since December 31, 2018, (i) the Assets have not generated turnover or sales by Vendor in or into the United States in excess of US$92 million and (ii) the Assets have not generated any turnover or sales by Vendor in or into any jurisdiction other than Canada for the purposes of any applicable merger control regime; and

(ff)	Anti-Corruption:

(i)	In relation to the Transaction:

(A)	to Vendor’s knowledge, no officer, agent or employee engaged by Vendor, or acting on Vendor’s behalf has made, offered or authorised or will make, offer or authorise any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any Government Official or any entity or other Person where such payment, gift, promise or other advantage would violate the Anti-Corruption Laws or any other Applicable Law, or which would cause the other Parties to be in breach of the Anti-Corruption Laws;

(B)	to Vendor’s knowledge, no officer, agent or employee engaged by Vendor, or acting on Vendor’s behalf has requested, agreed to receive or accepted any payment, gift, promise or other advantage, whether directly or through any other person or entity, where such payment, gift, promise or other advantage would violate the Anti-Corruption Laws or any other Applicable Law;

(C)	Vendor has not violated any Trade Control Laws, and it is not a Restricted Party;

(D)	neither Vendor nor, to Vendor’s knowledge, any officer, agent or employee engaged by Vendor, or acting on its behalf is or has been involved in any formal investigation or other action by any Governmental Authority concerning any alleged violation of Trade Control Laws or Anti-Corruption Laws;

(E)	except as otherwise notified to Purchaser in writing and to the best of Vendor’s knowledge exercising reasonable diligence, no officer, agent or employee engaged by it or acting on its behalf is a Government Official; and

(F)	all information provided by Vendor to Purchaser in connection with Vendor’s ultimate beneficial ownership is accurate;

(ii)	In relation to the Assets:

(A)	Vendor (and any person acting on Vendor’s behalf) has operated the Assets in compliance with Anti-Corruption Laws;

(B)	to the best of its knowledge, Vendor has disclosed to Purchaser, any investigations by a Governmental Authority in respect of potential or actual breaches of Anti-Corruption Laws or Trade Control Laws relating to the Assets;

(C)	Vendor has maintained and will maintain up to Closing, adequate written policies and procedures to ensure compliance with Anti-Corruption Laws; and

(D)	Vendor has maintained and will maintain up to Closing, adequate internal controls, including but not limited to using reasonable efforts to ensure that all transactions are accurately recorded and reported in their books and records to reflect the activities to which they pertain, such as the purpose of each transaction, with whom it was entered, for whom it was undertaken, or what was exchanged.

5.2	No Additional Representations or Warranties by Vendor

(a)	Each representation and warranty of Vendor in this Agreement shall be qualified, by excepting therefrom any matter, event or circumstance (i) to the extent expressly disclosed in a specified folder of the Disclosure Materials where specifically referenced in the applicable subsection in Section 5.1 or in another Schedule to this Agreement, or (ii) which Purchaser and/or CPEC were otherwise expressly aware of prior to their execution of this Agreement and that in the absence of this Section 5.2 would constitute or give rise to a breach of a representation or warranty set forth in Section 5.1.

(b)	Purchaser and CPEC acknowledge that Purchaser is purchasing the Assets on an ‘as is, where is’ basis, without representation and warranty and without reliance on any information provided to or on behalf of Purchaser or CPEC by Vendor or its Representatives, whether oral, visually or in writing, except as expressly set forth in Section 5.1. In particular, and without limitation, Vendor hereby negates any representations or warranties, whether contained in any presentation, document, report, correspondence, model, file, memorandum or otherwise, with respect to:

(i)	any data, reports, materials or information supplied by Vendor or its Representatives in connection with the Assets, this Agreement or the Transaction, whether provided in the Disclosure Materials or otherwise, including any engineering, geological, reserve, resource or other interpretations or economic evaluations respecting the Assets;

(ii)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands;

(iii)	the value of the Assets or the future cash flow therefrom; and

(iv)	except as set forth in Section 5.1(h) and Section 5.1(i) the quality, condition, serviceability, fitness or marketability of the Wells and any Tangibles, depreciable equipment or property or interests which comprise the Assets, including their suitability for use for any purpose.

(c)	Purchaser and CPEC acknowledge and confirm that they have performed and will continue to perform their own due diligence and they have not relied on any data, information or advice from Vendor or its Representatives with respect to any or all of the matters specifically enumerated in Section 5.1 in connection with the purchase of the Assets pursuant to this Agreement. In addition, Purchaser and CPEC specifically acknowledge and confirm that, with the exception of the representations and warranties expressly set forth in Section 5.1, in agreeing to enter into and to consummate the Transaction, they have relied, and will continue to rely, solely upon their own engineering and other evaluations and projections as the same relate to the Assets and on its own inspection of all other physical property and assets which comprise the Assets.

(d)	Vendor makes no representation or warranty with respect to Environmental Liabilities except as set forth in Section 5.1(n).

5.3	Representations and Warranties of Purchaser and CPEC

Purchaser and CPEC hereby represent and warrant to Vendor at the date hereof and as at the Closing Date that:

(a)	Corporate Standing: Purchaser and CPEC are a general partnership and a corporation, respectively, duly organized or formed, validly subsisting and in good standing under the laws of their respective jurisdictions of formation or incorporation and duly registered, validly subsisting and authorized to carry on business in each of the jurisdictions in which it currently carries on a material portion of its business or owns, leases or operates its properties and assets, and in which the Assets are located. Each of Purchaser and each of its partners, including CPEC, have all requisite partnership or corporate power and capacity to carry on their respective businesses as described in the Public Record and to own, lease and operate its properties and assets;

(b)	Corporate Authority: Purchaser and CPEC have each taken all necessary corporate and partnership actions and have all requisite capacity, power and authority to enter into this Agreement and the other agreements and documents required to be delivered by it pursuant hereto, including the Transaction Documents, and to perform all other obligations of Purchaser and CPEC under this Agreement and the other agreements and documents required to be delivered by it pursuant hereto;

(c)	Execution and Enforceability of Documents: This Agreement has been, and the General Conveyance, Specific Conveyances and any other document or agreement delivered in connection herewith to which Purchaser or CPEC is a party, including the Transaction Documents will be, duly executed and delivered by it on the Closing Date or thereafter and constitute legal, valid, binding and enforceable obligations of Purchaser or CPEC, as applicable, subject to the qualification that such enforceability may be subject to:

(i)	bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditor’s rights generally; and

(ii)	general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law);

(d)	No Conflicts: The execution of this Agreement and consummation by Purchaser and CPEC of the Transaction in accordance with the terms of this Agreement will not, in any material respects, violate, be in breach of, or conflict with: (i) any of the constating documents, including, by-laws or other governing documents of Purchaser or CPEC, (ii) any provision of any material agreement or instrument to which Purchaser or CPEC is party or by which Purchaser or CPEC or its assets are bound, or (iii) any Applicable Laws applicable to Purchaser or CPEC or their respective assets;

(e)	Canadian Resident: Purchaser is a Canadian partnership and CPEC is not a non-resident of Canada for the purposes of the Income Tax Act (Canada);

(f)	Finders’ Fees: Neither Purchaser nor CPEC has incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the Transaction for which Vendor shall have any obligation or liability;

(g)	Regulatory Transfer Requirements:

(i)	CPEC is registered as required with the AER, and Purchaser and/or CPEC meets all qualification requirements of all Governmental Authorities and under Applicable Law, in order to purchase, accept and hold the Assets, including the requirements of any applicable Governmental Authority to have the Permits pertaining to the Wells and Tangibles (for which Vendor is licensee) transferred to CPEC;

(ii)	Purchaser and CPEC have reviewed AER Directive 067 (Eligibility Requirements for Acquiring and Holding Energy Licences and Approvals) and meets all applicable requirements of Directive 067 and neither Purchaser nor CPEC poses an “unreasonable risk” within the meaning of Directive 067, as may be amended from time to time;

(h)	Investment Canada Act: Neither Purchaser nor CPEC is a non-Canadian for the purposes of the Investment Canada Act;

(i)	Hart-Scott-Rodino: CPEC is a foreign issuer for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(j)	No Lawsuits or Claims: There are no material unsatisfied claims, proceedings, actions, lawsuits or administrative proceedings in existence or, to the knowledge of Purchaser or CPEC, threatened by, on behalf of, or against Purchaser or CPEC, or imposed by any Governmental Authority, whether or not insured which may have a material adverse effect on the condition of Purchaser or CPEC (financial or otherwise) or the ability of Purchaser or CPEC to complete the Transaction;

(k)	Acquiring as Principal: Purchaser is acquiring the Assets as principal and not on behalf of any Third Party;

(l)	Financial Capacity: Purchaser has sufficient cash, available lines of credit, or other sources of immediately available funds to enable Purchaser to make payment of the Purchase Price at the Closing Time and any other amounts to be paid by it hereunder. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated or threatened against Purchaser or CPEC;

(m)	No Foreign Turnover, Sales or Revenue: Since December 31, 2018, neither Purchaser, CPEC nor any of their respective Affiliates has had any turnover or sales in or into, or other revenue in or from, any jurisdiction other than Canada or the United States for the purposes of any applicable merger control regime;

(n)	Securities Regulation:

(i)	CPEC is a ‘reporting issuer’ or equivalent in each of the provinces of Canada within the meaning of Applicable Canadian Securities Laws, and is not in default in any material respect of any of the requirements of Applicable Canadian Securities Laws or any of the administrative policies or notices of any stock exchange or securities regulatory authority to which jurisdiction CPEC is subject;

(ii)	CPEC is a foreign private issuer as defined in Rule 3b-4 of the 1934 Act and CPEC is not in default in any material respect of any of the requirements of Applicable U.S. Securities Laws, or any of the administrative policies or notices of any stock exchange or securities regulatory authority to which jurisdiction CPEC is subject;

(iii)	the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any Misrepresentation, as of the respective dates of such information and CPEC has not filed any confidential material change report still maintained on a confidential basis;

(iv)	the issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE and Purchaser is in compliance with the rules and regulations of the TSX and NYSE in all material respects;

(v)	no Securities Regulatory Authority or other similar regulatory authority, or the TSX, the NYSE, or any other stock exchange or listing entity the rules of which CPEC is subject to, has issued any order preventing or suspending trading of any securities of CPEC or preventing the issuance of the Consideration Shares, and in each such case, no such proceeding is, to the knowledge of CPEC, pending, contemplated or threatened;

(vi)	there has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with PricewaterhouseCoopers LLP as the auditor of CPEC; and

(vii)	CPEC is not aware of any material weakness relating to the design of CPEC’s system of internal control over financial reporting within the meaning of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“ICFR”) that has not been disclosed in the Public Record and there has been no disclosure to CPEC’s Board or audit committee of any fraud that involves management or other employees who have a significant role in CPEC’s ICFR that has not been disclosed in the Public Record.

(o)	Share Capital:

(i)	the authorized capital of CPEC consists of an unlimited number of Shares, of which, as at the date hereof, 530,035,922 Shares are currently issued and outstanding, and such outstanding Shares are validly issued, fully paid and non-assessable, and none of the outstanding Shares have been issued in violation of, or subject to, the pre-emptive or similar rights of any securityholder of CPEC or of any other person;

(ii)	at Closing, the Consideration Shares will be duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be validly issued as fully paid and non-assessable shares of CPEC and will not have been issued to Vendor in violation of Applicable Securities Laws, or in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by CPEC;

(iii)	the form and the terms of any certificates for the Consideration Shares have been approved and adopted by CPEC and comply with all legal and TSX and NYSE requirements and will not conflict with CPEC’s by-laws or constating documents;

(iv)	neither CPEC nor, to the knowledge of CPEC, any of its shareholders is a party or subject to any shareholders’ agreements, investors’ rights agreements, pooling agreements, voting agreements or other similar agreements which in any manner affects or will affect the voting or control of any Shares or that affects or will affect the control of CPEC;

(v)	there is no fee of any nature or any stamp, document or transfer tax regarding the issuance of the Consideration Shares pursuant to this Agreement for which Vendor shall be responsible or subject;

(vi)	no Person, firm, corporation or other entity holds any securities convertible into or exchangeable for securities of CPEC or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of CPEC or for the purchase of any assets of CPEC except for: (A) an aggregate of 4,351,698 Shares issuable pursuant to restricted shares outstanding pursuant to CPEC’s restricted share bonus plan dated July 2, 2009, as amended from time to time; and (B) options to acquire an aggregate of 5,943,185 Shares held by directors, officers, employees and consultants of CPEC issued in accordance with the provisions of the stock option plan of CPEC dated effective as of January 3, 2018, as amended, and, other than pursuant to the Registration Rights Agreement when entered into in connection with the Transaction, no person has the right to require CPEC or any of its Affiliates to qualify or register any securities for sale under Applicable Securities Laws by reason of the issuance of the Consideration Shares;

(vii)	no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of CPEC in connection with the execution and delivery of this Agreement or the performance by CPEC of its obligations hereunder or with the consummation of the transactions contemplated hereby, including the issuance of the Consideration Shares, other than the Regulatory Approvals and the filing of a “Report of Exempt Distribution” on Form 45-106F1 on SEDAR with the applicable Securities Regulatory Authorities;

(viii)	other than as disclosed in the Public Record, CPEC does not have outstanding any material debentures, notes or mortgages;

(ix)	CPEC has not taken, and will not take, any action which constitutes stabilization or manipulation of the price of any security of CPEC to facilitate the sale or resale of the Consideration Shares; and

(p)	Restrictions on Dividends: CPEC is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of CPEC, except as otherwise limited by Applicable Laws;

(q)	Encumbrances: CPEC has established on its books and records reserves which are adequate for the payment of all Taxes not yet due and payable and there are no Encumbrances for Taxes on the assets of CPEC except for Taxes not yet due, and there are no audits of any of the tax returns of CPEC which are known by CPEC’s management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any Government Authority of any deficiency which would have a material adverse effect on the condition of CPEC and its subsidiaries, taken as a whole (financial or otherwise);

(r)	No Default Notices: CPEC and its subsidiaries are not in breach or default, have not received any notice of default or violation, and CPEC is not aware of any potential or threatened notice of alleged default or violation, of the provisions of any material contracts, agreements, indentures or instruments to which CPEC or any of its subsidiaries is a party except to the extent any such breach, default or violation would not reasonably be expected to have a material adverse effect on the condition of CPEC and its subsidiaries, taken as a whole (financial or otherwise) or the ability of Purchaser or CPEC to complete the Transaction;

(s)	Compliance and Environmental Matters: Except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the condition of CPEC and its subsidiaries, taken as a whole (financial or otherwise) or the ability of Purchaser or CPEC to complete the Transaction:

(i)	to CPEC’s knowledge, none of CPEC or any of its subsidiaries is in violation of any Applicable Laws;

(ii)	to CPEC’s knowledge, CPEC and its subsidiaries have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Applicable Laws;

(iii)	to CPEC’s knowledge, there have been no spills, releases, deposits or discharges of hazardous substances into the earth, air or into any body of water or any municipal or other sewer or drain water systems by CPEC or any of its subsidiaries that have not been remedied;

(iv)	no material orders, directions or notices have been issued and remain outstanding pursuant to any Applicable Laws relating to the business or assets of CPEC or any of its subsidiaries;

(v)	CPEC and its subsidiaries have not failed to report to the proper Governmental Authority the occurrence of any material event which is required to be so reported by any Applicable Law; and

(vi)	CPEC and its subsidiaries hold all licenses, permits and approvals required under any Applicable Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for: (A) notifications and conditions of general application to assets of the type owned by the relevant entity; and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta), neither CPEC or any of its subsidiaries has received any notification pursuant to any Applicable Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Applicable Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(t)	Title to Assets: Although it does not warrant title, CPEC does not have reason to believe that it and its subsidiaries do not have good and marketable title to their oil and gas properties except for defects that alone or in aggregate would not reasonably be expected to have a Material Adverse Effect;

(u)	Material Liabilities: Except as disclosed or reflected in the CPEC Financial Statements or otherwise in the Public Record, CPEC has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by IFRS, to be reflected on a consolidated balance sheet of CPEC as of the date hereof;

(v)	Financial Statements: The CPEC Financial Statements fairly present, in all material respects, in accordance with IFRS, consistently applied, the financial position and condition of CPEC at the date thereof and the results of the operations of CPEC for the periods then ended and reflect in accordance with IFRS, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of CPEC as at the date thereof;

(w)	Reserves Report: Except with respect to changes in the prices of oil and gas, CPEC does not have any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Limited (“Sproule”) in connection with GLJ’s and Sproule’s preparation of the consolidated reserves report of GLJ dated February 14, 2020 (the “GLJ Consolidated Report”) since the date that such information was so provided; CPEC believes that the GLJ Consolidated Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at its effective date based upon information available at the time such reserves information was prepared, and CPEC believes that at the date of such report it did not overstate in any material respect the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(x)	Reserves Information: CPEC made available to GLJ and Sproule, prior to the issuance of the GLJ Consolidated Report, for the purpose of preparing such report, all information requested by GLJ and Sproule, which information did not contain any material misrepresentation at the time such information was provided;

(y)	Reserves Defects: CPEC is not aware of any defects, failures or impairments in the title of CPEC and its subsidiaries (on a consolidated basis) to the crude oil, natural gas liquids and natural gas properties disclosed in the Public Record, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect;

(z)	Material Adverse Effect: Since September 30, 2020, no Material Adverse Effect has occurred;

(aa)	Anti-Corruption: In relation to the Transaction:

(i)	to CPEC and Purchaser’s knowledge, no officer, agent or employee engaged by Purchaser or CPEC, or acting on Purchaser’s or CPEC’s behalf has made, offered or authorised or will make, offer or authorise any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any Government Official or any entity or other Person where such payment, gift, promise or other advantage would violate the Anti-Corruption Laws or any other Applicable Law, or which would cause Vendor to be in breach of the Anti-Corruption Laws;

(ii)	to CPEC and Purchaser’s knowledge, no officer, agent or employee engaged by Purchaser or CPEC, or acting on Purchaser’s or CPEC’s behalf has requested, agreed to receive or accepted any payment, gift, promise or other advantage, whether directly or through any other person or entity, where such payment, gift, promise or other advantage would violate the Anti-Corruption Laws or any other Applicable Law;

(iii)	Purchaser and CPEC have not violated any Trade Control Laws, and neither are a Restricted Party;

(iv)	neither Purchaser nor CPEC nor, nor to Purchaser’s or CPEC’s knowledge, any officer, agent or employee engaged by Purchaser or CPEC, or acting on Purchaser’s or CPEC’s behalf is or has been involved in any formal investigation or other action by any Governmental Authority concerning any alleged violation of Trade Control Laws or Anti-Corruption Laws;

(v)	except as otherwise notified to Vendor in writing and to the best of its knowledge exercising reasonable diligence, no officer, agent or employee engaged by Purchaser or CPEC or acting on Purchaser’s or CPEC’s behalf is a Government Official; and

(vi)	all information provided by Purchaser or CPEC to Vendor in connection with Purchaser or CPEC’s ultimate beneficial ownership is accurate.

5.4	Survival of Representations and Warranties

The representations and warranties set forth in Sections 5.1 and 5.3 are effective as of the date of this Agreement and shall survive Closing for a period of [survival period redacted] thereafter and all such representations and warranties in Section 5.1 and Section 5.3 shall not be merged in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing pursuant to this Agreement, provided that, no claim may be made or enforceable by a Party pursuant to, or based in any way upon, these representations and warranties except as expressly permitted by and in accordance with Article 11.

Article 6
DOCUMENTS, RECORDS AND CONVEYANCES

6.1	Conveyances and Joint Obligations

(a)	Vendor shall prepare the General Conveyance to be executed and delivered by the Parties at Closing.

(b)	Except to the extent Vendor must retain legal title to (i) the Non-Transferable Assets (as defined in the Non-Transferable Asset Trust and Indemnity Agreement) listed at Schedule “L” hereto, or (ii) the Excluded Assets, Vendor shall prepare all Specific Conveyances and shall use commercially reasonable efforts to ensure such Specific Conveyances are provided to Purchaser for its review and comments by no later than ten (10) Business Days before Closing, with any such comments of Purchaser to be received by Vendor no later than five (5) Business Days before Closing, and Vendor shall ensure all Specific Conveyances are available for execution and delivery at Closing or as soon thereafter as reasonably possible and, in any event, not later than five (5) Business Days following Closing. However, any master road use agreements, prior notice of which has been provided to Purchaser at least ten (10) Business Days prior to Closing, shall not be assigned to Purchaser and the Purchaser shall, after Closing, enter into necessary agreements with the applicable Third Party, Governmental Authority, lessor or grantor covering such Surface Rights. To the extent any Specific Conveyances are not prepared or delivered at Closing, Vendor shall be entitled to retain only those Title and Operating Documents, including correspondence, records, books, documents, licences, reports and data relating thereto, required to prepare the outstanding Specific Conveyances, until such Specific Conveyances are delivered to Purchaser, but in any event, no longer than ten (10) Business Days after Closing, and Purchaser shall be entitled to access all of the foregoing at Vendor’s offices during business hours for review purposes and to make copies, subject to applicable health and safety requirements, and if such requirements preclude such access, the Vendor shall make other arrangements as are satisfactory to Purchaser, acting reasonably. Any Specific Conveyances that may be submitted electronically, including the assignment of the transportation service with NOVA Gas Transmission Ltd. described in Part II of Schedule “D”, shall be submitted by Vendor immediately following Closing and ratified or accepted (to the extent applicable) by Purchaser promptly following receipt of notice thereof.

(c)	After execution and delivery of the Specific Conveyances, with the cooperation of Purchaser, Vendor shall circulate or register all Specific Conveyances that by their nature may be circulated or registered. Subject to Section 6.3, all costs of registration of the Specific Conveyances, including all transfers of caveats, all transfers for the Permits pertaining to the Wells and Facilities, assignments of dispositions and any associated security deposits that are required in accordance with the Title and Operating Documents shall be for Purchaser’s sole account.

(d)	Neither the General Conveyance nor any of the Specific Conveyances shall require either Party to assume or incur any obligation, or to provide any representation or warranty, beyond those contained in this Agreement, nor shall they entitle a Party to impose any obligation upon or to rely on any representation or warranty, express or implied, of the other Party beyond those contained in this Agreement.

(e)	Where legal, recorded title or the signatory of any of the Assets is in the name of an Affiliate of the Vendor and/or is to be transferred to or held by an Affiliate of Purchaser, the Parties agree that the Specific Conveyances in respect of such Assets shall be prepared and executed and delivered by such Affiliate such that the Assets will be conveyed by such Affiliate of the Vendor to Purchaser or its designated Affiliate.

(f)	Those portions of the Assumed Agreements that have been redacted will not form any part of the Assumed Agreements that are to be assigned to or accepted by Purchaser.

6.2	Delivery of Files and Records

(a)	Subject to completion of Specific Conveyances as provided in Section 6.1, Vendor shall, to the extent they are in Vendor’s possession or control, deliver to Purchaser at Closing or within ten (10) Business Days thereafter the Title and Operating Documents relating to the Assets and all other files, records and other documents and materials relating to the Assets and included in the Miscellaneous Interests, all in an organized form. Subject to Section 6.2(d), Vendor may retain copies of any Title and Operating Documents and any other files, records and other documents included in the Miscellaneous Interests.

(b)	Notwithstanding anything contained herein, with respect to the Title and Operating Documents and all other files, records and other documents included in the Miscellaneous Interests, for a period of two years after the Closing Time, Purchaser shall give Vendor, subject to Section 6.2(d), reasonable access to all such materials (including permitting the copying thereof where appropriate) acquired from Vendor and will make its personnel reasonably available for the purpose of providing Vendor, upon Vendor’s reasonable request and disclosure to Purchaser of Vendor’s intended use for the requested information, with assistance in locating information from such records, or otherwise providing reasonable assistance which the Parties mutually deem appropriate, provided that any requests by Vendor and all such access and copying shall be at the sole cost and expense of Vendor.

(c)	For a period of two years after the Closing Time, Vendor shall retain and shall give Purchaser reasonable access to all records (including permitting the copying thereof where appropriate) that are required in connection with a Crown royalty audit respecting the Assets, or any portion thereof, and will make its personnel reasonably available for the purpose of providing Purchaser, upon Purchaser’s reasonable request, with assistance in locating information from such records, if and to the extent required in connection with any such Crown royalty audit, provided that any requests by Purchaser shall be at the sole cost and expense of Purchaser. All such records made available to Purchaser pursuant to this Section 6.2(c) shall be maintained as confidential and shall not be disclosed except as required in connection with the Crown royalty audit.

(d)	Except for uses related to its obligations as licensee of record related to the Permits during the period following Closing and until the Permits have been transferred to Purchaser, Vendor shall use the Title and Operating Documents and all information, files, records and other documents, retained by Vendor pursuant to Section 6.2(a) or access to which is provided to Vendor by Purchaser pursuant to Section 6.2(b) or 6.2(c) for purposes only of dealing with audits or claims by Third Parties that relate to the period of time before the Effective Time and Vendor shall maintain such information in confidence, and shall not disclose or use such information except to the extent required to address and resolve the applicable audit or claim.

6.3	Permit Transfers

(a)	Promptly following execution of this Agreement, Purchaser shall calculate the change to its Liability Management Rating following the transfer of the Assets.

(b)	Purchaser and Vendor will work collaboratively with one another and with any relevant Governmental Authority promptly following execution of this Agreement to facilitate the Permit transfer process by providing all requested information, including financial statements, compliance records, liability estimates, and all other information reasonably requested by a Governmental Authority, in a timely manner.

(c)	If a Governmental Authority indicates that a security deposit or similar financial instrument is required from a Party as a condition to the Permit transfers, such Party shall, as soon as reasonably practicable satisfy the estimated deposit requirements and shall remit such funds to the relevant Governmental Authority within ten (10) days. Each Party further covenants to comply with all conditions imposed upon it by the relevant Governmental Authority in respect of such transfers.

(d)	If, following Closing Time, the AER determines that additional commitments, financial or operational, are required from a Party or that any undertakings, information or other documentation is required from a Party, in each case in order to approve the transfers of the Permits pertaining to the Wells and Facilities, such Party shall make good faith efforts to address any concerns raised by the AER and shall make such deposits, provide such undertakings, information or other documentation and take such action, as requested by the AER with respect to the transfer of such Permits.

(e)	Within ten (10) Business Days following Closing, Vendor shall prepare and submit an application to the relevant Governmental Authority for the transfer of the Permits held in the name of Vendor pertaining to the Wells and Tangibles, and Purchaser shall ratify and sign such application.

(f)	If any Third Party submits a statement of concern to the AER with respect to one or more of the AER Transfer Applications, the Parties shall use commercially reasonable efforts to cooperate and assist each other to address same. If and when a response to such statement of concern is requested by the AER, Vendor shall prepare the response, shall provide Purchaser with a reasonable opportunity to review and comment thereon and shall incorporate Purchaser’s reasonable comments thereon. Each Party shall promptly respond to any requests for additional information to the AER to assist in its evaluation of such statement of concern and the relevant AER Transfer Applications.

(g)	Should the relevant Governmental Authority deny any Permit transfer because of misdescription or other minor deficiencies in the application, Vendor shall, within two (2) Business Days, correct the application and amend and re-submit an application for the Permit transfers and Purchaser shall ratify and sign such application.

(h)	If a Party fails to make any deposit it is required to make pursuant to this Section 6.3 within ten days of that Party’s receipt of notification from the relevant Governmental Authority that such deposit is required, the other Party shall have the right, but not the obligation, to make such deposit on the first Party’s behalf. In such event, the first Party shall reimburse the other Party for the amount of such deposit plus interest thereon at the Prime Rate plus two percent from the date the other Party paid the deposit until such reimbursement is made. In addition to all other rights to enforce such reimbursement otherwise available to the other Party it shall have the right to set-off the amount of such reimbursement (including interest) against other monies due to the first Party.

(i)	The Parties acknowledge that the AER may, after the date of this Agreement and on or prior to the Closing Time, materially modify or update the process or requirements for approving the AER Transfer Applications (an “AER Change in Law”). In the event that an AER Change in Law materially and adversely impacts the license transfer process, then the Parties shall promptly meet in good faith to attempt to determine a course of action acceptable to all of the Parties to the requirements for approving the AER Transfer Applications that are associated with the AER Change in Law, having regard to the rights, remedies, obligations and other principles evidenced in this Section 6.3.

(j)	Each Party hereby appoints the other Party as its agent with regard to the payment referred to in Section 6.3(h), it being agreed however that neither Party shall have any obligation to make such security deposits on behalf of the other Party.

(k)	The Parties agree to do all such further acts and to prepare and execute all further documents as are reasonably required from time to time for the purpose of giving effect to this Article 6.

6.4	Alberta Pipeline Transfers

Prior to Closing, Vendor shall make the Pipeline Records available to Purchaser for Purchaser’s review and assessment.  In the event that either Purchaser or Vendor are of the opinion, acting reasonably, that any of the Pipeline Records are deficient such that they do not comply with the requirements of the Pipeline Rules (Alberta) and CSA Z662, Oil and Gas Pipeline Systems to an extent that the Parties are unable to make such declarations as are required to comply with the AER’s certification requirements for transfer of pipeline licenses, the Parties shall meet to determine such steps as may be reasonably required to rectify such deficiencies.  Vendor shall be responsible for the rectification of the identified deficiencies and shall use commercially reasonable efforts to do so prior to Closing.  Vendor shall deliver to Purchaser at or prior to the Closing Time all available Pipeline Records. To the extent that Vendor has done so, the Parties shall make such declarations as are required to comply with the AER’s certification requirements for transfer of pipeline licenses.  In the event that Vendor has not completed the rectification of any deficient Pipeline Records prior to Closing:

(a)	to the extent Vendor has not already done so, Vendor shall deliver to Purchaser any related Pipeline Records, to which Vendor shall have the right to retain a copy of and shall have reasonable access to during Purchaser’s normal business hours, for the purposes of rectifying any Pipeline Records in accordance with this Section 6.4; and

(b)	as soon as reasonably practical following Closing, the Parties shall use commercially reasonable efforts to mutually develop a plan to rectify the deficient Pipeline Records and correct, repair, find or complete any such Pipeline Records, but for greater certainty the Parties shall use commercially reasonable efforts to rectify such Pipeline Records no later than 12 months following Closing, and all Third Party costs related thereto, including the cost of engineering assessments, shall be for the sole account of the Purchaser.

Until such time as the rectification of the subject Pipeline Records is complete, at which time the relevant Permit shall be transferred to Purchaser, the pipeline license in respect of the subject pipeline to which the deficient Pipeline Records relate shall be held by Vendor on behalf of Purchaser in accordance with and subject to the provisions of Section 8.3.

Article 7
rights of first refusal

7.1	Valuation

Purchaser will supply to Vendor, in good faith and on a reasonable basis, within three (3) Business Days after the execution hereof, its bona fide value or allocation of the Base Purchase Price to the Assets to which the Identified ROFRs, if any, relate (the “ROFR Allocations”). Vendor shall have the opportunity to review and provide comments to Purchaser in respect of the ROFR Allocations and Purchaser may thereafter adjust the ROFR Allocations in its sole discretion provided that any dispute between the Parties with respect to that value or allocation will be resolved under Article 15.

7.2	Notices

Vendor shall issue notices to the Third Parties holding Identified ROFRs (the “ROFR Holders”) in accordance with the applicable provisions of such rights no later than five (5) Business Days after execution of this Agreement.

7.3	Amendments to Assets

Insofar as any Third Party validly elects to exercise or waive any Identified ROFRs for which notices were issued pursuant to Section 7.2, Vendor will promptly notify Purchaser of that exercise or waiver. Vendor shall comply with the terms of each of the Identified ROFRs exercised by the holders thereof by selling and conveying to such holders the portion of the Assets which are subject to such exercised Identified ROFR. If any Identified ROFRs are exercised by the holders thereof this Agreement shall be deemed to have been amended, as of the Effective Time, to exclude the applicable Assets from the definitions of “Assets”, “Miscellaneous Interests”, “Petroleum and Natural Gas Rights”, “Tangibles” and “Wells”, as may be applicable, and to reduce the Purchase Price by the aggregate of the values allocated to such Assets as provided in Section 7.1, and account for any resultant adjustments to the interim statement of adjustments applicable to such Assets.

7.4	Purchaser Indemnity

Notwithstanding any other provision in this Agreement, Purchaser shall be liable to and shall separately indemnify and save harmless Vendor and its Representatives from and against all Losses suffered or incurred by any of them arising out of, or attributable to, Purchaser’s ROFR Allocations under Section 7.1, and any allocation of value used or supplied by Purchaser in the issuance of a notice in respect of a ROFR identified after Closing.

Article 8
INTERIM OPERATIONS AND POST-CLOSING TRANSITION

8.1	Maintenance of the Assets

(a)	Until the earlier of the Closing Time or the termination of this Agreement, to the extent that the nature of its interest permits and subject to the Title and Operating Documents, Vendor shall:

(i)	maintain the Assets in a proper and prudent manner, in accordance with good oil and gas industry practices, and in material compliance with Applicable Law;

(ii)	pay or cause to be paid, in a timely fashion, all costs and expenses relating to the Assets which become due from the date hereof to the Closing Time;

(iii)	perform and comply with in all material respects all covenants and conditions contained in the Title and Operating Documents;

(iv)	notify Purchaser promptly in the event of any events or circumstances that arise in connection with an Asset that would be relevant to the licensee of record of such Asset or that could otherwise reasonably be expected to create material liability to Purchaser following Closing;

(v)	work cooperatively with Purchaser to familiarize Purchaser with the technical operation of the Assets and ensure an orderly transition of operatorship of the Assets to Purchaser as of the Closing Time, in accordance with Applicable Law;

(vi)	subject to Section 8.2, provide to Purchaser copies of all AFE’s and notices relating to the Assets received after the date hereof promptly upon receipt thereof;

(vii)	use commercially reasonable efforts to obtain any consents required in order to provide Purchaser copies of those agreements described in Section 1.1(rr)(xiv); and

(viii)	in respect of any renewal rights for the transportation service with NOVA Gas Transmission Ltd. described in Part II of Schedule “D” which, if exercised, must be exercised on or before the Closing Time, confirm consent of Purchaser in accordance with Section 8.2(a) to exercise such renewal rights.

(b)	Purchaser and CPEC acknowledge and agree that (i) no insurance policies arranged for the benefit of or provided to Vendor or its Affiliates, including all policies of insurance relating to the Assets in force as of the date of this Agreement (the “Current Insurance Policies”), shall continue after the Closing Time, and (ii) Purchaser and CPEC shall not make any claims under the Current Insurance Policies or any other similar insurance policies or insurance coverage obtained by Vendor or its Affiliates in respect of facts, events or circumstances arising prior to the Closing Time. Purchaser and CPEC further hereby acknowledge and agree that no historic insurance coverage provided by or to Vendor or its Affiliates, including the Current Insurance Policies, shall be available to Purchaser and CPEC after the Closing Time. Purchaser and CPEC further acknowledge and agree that they have no right, title or interest in any unearned premiums on any policies maintained by or for the benefit of Vendor or its Affiliates.

(c)	Purchaser and CPEC acknowledge and agree that (i) no surety bonds or other bonds in place for the benefit of or provided to or by Vendor or its Affiliates shall continue after Closing Time, and (ii) Purchaser and CPEC shall not make any claims under any such bonds in respect of facts, events or circumstances arising prior to the Closing Time. Purchaser and CPEC further hereby acknowledge and agree that no surety bond or other bond coverage provided by or to Vendor or its Affiliates shall be available to Purchaser or CPEC following Closing Time. Purchaser and CPEC further acknowledge and agree that they have no right, title or interest in any claims or amounts due under any bond maintained by or for the benefit of Vendor or its Affiliates.

8.2	Consent Required

Vendor shall not, until the earlier of the Closing Time or the termination of this Agreement, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned by Purchaser:

(a)	except as provided for in Schedule “K”, enter into, initiate or authorize any obligations or commitments, other than operating costs incurred in the ordinary course of business, with respect to the Assets that exceed [spending limit redacted] for any single item or related series of items, or for items which in the aggregate exceed [spending limit redacted], except if reasonably necessary for protection of life, health, the environment or property in emergency circumstances or if required under Applicable Law, and if any such obligations or commitments are entered into or incurred Vendor shall provide Purchaser with immediate notice in writing thereof, together with reasonable details and the reasons therefor;

(b)	sell, transfer, surrender, abandon, dispose of, mortgage or otherwise encumber any of the Assets, excepting sales of Petroleum Substances produced from the Lands in the ordinary course of business;

(c)	amend or terminate any Title and Operating Documents or any other material agreement or document to which the Assets are subject, or enter into any new agreement or commitment relating to the Assets; or

(d)	resign or take any action which would result in Vendor or its Affiliate’s resignation or replacement as operator of any of the Assets for which Vendor or its Affiliate is the current operator.

Nothing contained herein will limit, restrict or prohibit Vendor from incurring expenditures listed in Schedule “K” (Financial Commitments), and Purchaser’s consent shall not be required for the acceleration or delay of any expenditures identified in Schedule “K”.

8.3	Post-Closing Transition

Following Closing and to the extent that Purchaser must be recognized by Third Parties under the Title and Operating Documents or otherwise recognized as the owner of any of the Assets, the following will apply to those Assets until that recognition has been effected:

(a)	the provisions of Section 8.2 will continue to apply, mutatis mutandis;

[detailed post-closing transition provisions redacted].

8.4	Post-Closing Operations

(a)	As it pertains to operations or activities conducted by or on behalf of Purchaser following the Closing Time in connection with any Wells, Facilities or pipelines forming part of the Assets for which the AER Transfer Applications have not yet been approved by the AER and for which Vendor remains the licensee of record (each such Well, Facility or pipeline, other than Reclamation Wells, being hereafter referred to as a “Non-Licensed Transferred Asset”), until the AER Transfer Applications have been approved and the license has been transferred in the name of Purchaser or CPEC, as the case may be, Purchaser covenants that:

[Purchaser post-closing license related covenants redacted]

8.5	Vendor as Agent of Purchaser and Ratification of Actions

Provided Closing occurs and insofar as Vendor maintains the Assets and takes actions on behalf of Purchaser in compliance with Vendor’s obligations under Sections 8.1, 8.2 and 8.3 or provides services under Section 8.3:

(a)	in respect of actions under Sections 8.1, 8.2 and 8.3, Vendor will be deemed to have been the agent of Purchaser hereunder and Purchaser hereby ratifies all actions taken, or refrained from being taken, by Vendor under this Article in that capacity, with the intention that all of those actions will be deemed to be those of Purchaser, except to the extent that Vendor’s or its Representative’s actions or omissions under this Article constitute gross negligence or wilful misconduct; and

(b)	Purchaser will be liable to and, in addition, indemnify Vendor and its Representatives against all of their Losses as a result of maintaining the Assets or exercising other rights as Purchaser’s agent under Sections 8.1, 8.2, 8.3 or providing services under Section 8.3, insofar as those Losses are not a direct result of the gross negligence or wilful misconduct of Vendor or its Representatives, provided; however, that for the purposes of this Section 8.5, an act or omission will not be regarded as gross negligence or wilful misconduct to the extent that it was done or omitted to be done in accordance with written instructions of Purchaser.

8.6	Negative Covenants of CPEC and Purchaser

During the period between the date hereof up to the Closing, neither Purchaser or CPEC will, without the prior written consent of Vendor, which consent shall not be unreasonably withheld by Vendor and which, if provided, shall be provided in a timely manner:

(a)	amend its constating documents;

(b)	other than with respect to the normal course quarterly dividend of CPEC, declare, set aside or pay any dividend or other distribution or make any other payment or distribution (whether in cash, shares or property) in respect of its outstanding securities;

(c)	split, combine or reclassify any Shares;

(d)	reduce the stated capital of CPEC or any of the outstanding Shares; or

(e)	adopt a plan of liquidation or resolutions providing for liquidation, dissolution, merger, consolidation or reorganization.

Article 9
APPORTIONMENTS

9.1	Apportionments

Except as otherwise provided in this Agreement and provided that Closing has occurred:

[apportionments redacted]

9.2	Interim and Final Accounting

(a)	An interim accounting of all apportionments required under this Article shall be carried out by Vendor for Closing based upon Vendor’s good faith estimate of accrued revenues attributable to the Assets and all other apportionments (based upon information then available). The net apportionment pursuant to this Article based upon such accounting shall be an adjustment to the Cash Consideration portion of the Base Purchase Price payable at Closing. A statement setting out the above interim accounting in the form of Schedule “E” shall be delivered by Vendor to Purchaser no later than three (3) Business Days prior to Closing. Vendor shall assist Purchaser in verifying the amounts set forth in such interim statements of adjustments and in connection therewith shall provide such worksheets and supporting documentation as Purchaser may reasonably request, to the extent such documentation is readily available as part of Vendor’s standard operations.

(b)	A final accounting of all apportionments pursuant to this Article shall be carried out by Vendor within six months following the Closing Time. Parties shall cooperate to avoid split month accounting for revenue. Purchaser shall pay to Vendor, or Vendor shall pay to Purchaser, as the case may be, the net cash amount owing in respect of the apportionments as specified in the final accounting within sixty (60) days of completion of the accounting, without prejudice to Purchaser’s rights to audit pursuant to Section 9.3 and provided that any amounts in dispute shall not be payable until the applicable dispute is resolved. Upon resolution of a dispute, the amount determined to be payable shall bear interest calculated at the Prime Rate from the date the amount was first due.

(c)	After the final statement of adjustments has been finalized in accordance with this Article 9, no adjustments shall be made under Section 9.1, including corrections to previously made adjustments, except:

[exceptions redacted]

which such adjustments shall be made as they occur and payment for them shall be made in a timely manner by the Party responsible for such payment.

9.3	Audit Rights for Apportionments

During the two month period following receipt of the final accounting statement from Vendor, Purchaser may audit the books, records and accounts of Vendor respecting the Assets for the purpose of ascertaining, verifying or effecting adjustments pursuant to this Article. Such audit must be completed within such two month period, must be conducted upon reasonable notice to Vendor at its offices during normal business hours, subject to applicable health and safety requirements, with a minimum of interruption to the normal business activities of Vendor, and must be conducted at the sole expense of Purchaser. Any discrepancies disclosed by such audit having at least a [discrepancy minimum redacted] impact shall be identified in writing to Vendor within one month following the completion of such audit, and Vendor shall respond in writing to any claims or discrepancies within one month of the receipt of such claims. To the extent that the Parties are unable to resolve any outstanding claims or discrepancies disclosed by such audit within one month of the response of Vendor, such dispute will be referred to [name of auditor redacted] (or if [name of auditor redacted] is unable or unwilling to act, to another nationally recognized firm of chartered accountants in Canada), acting as an expert and not as an arbitrator, whose determination shall be final and shall be binding on the Parties. If the Parties cannot agree on the firm of chartered accountants which will make such determination, then such firm shall be selected by Vendor, in good faith, provided that such firm may not be Vendor’s auditors. The costs and expenses of the accounting firm will be borne by the unsuccessful Party to any dispute referred to expert determination pursuant to this Section 9.3, provided that if the expert determination involves more than one matter and neither Party is successful on all matters subject to expert determination, the costs and expenses of the accounting firm will be borne as determined by the accounting firm.

9.4	General

(a)	Sales Taxes shall be payable with respect to apportionments where required by Applicable Law and paid accordingly by the applicable Party.

(b)	The Parties confirm Vendor shall claim all revenue and expenses relating to the Assets prior to the Closing Time and shall be responsible for any income taxes relating thereto. Nothing contained in this Article shall impose any liability on any Party for the income tax liability of the other Parties.

(c)	With respect to the sale of the Assets, if the Purchase Price is adjusted pursuant to Sections 9.1, 9.2 or 9.3, such adjustment shall be allocated solely to the Petroleum and Natural Gas Rights.

Article 10
CLOSING

10.1	Vendor’s Closing Conditions

The obligation of Vendor to close the Transaction is subject to the following conditions that are inserted herein and made a part hereof for the exclusive benefit of Vendor:

(a)	the representations and warranties of Purchaser and CPEC contained in this Agreement shall be true and correct in all material respects when made and as of the Closing Time, provided that to the extent a representation and warranty of Purchaser or CPEC is made by reference to a specific time, it will be true and correct in all material respects as of that time; and further provided that to the extent a representation and warranty of Purchaser or CPEC is already qualified by materiality, such representation and warranty shall be true and correct in all respects as to the portions already so qualified; and Purchaser’s Closing Certificate and CPEC’s Closing Certificate shall have been delivered to Vendor;

(b)	all amounts to be paid by or on behalf of Purchaser at Closing shall have been paid to Vendor at Closing in the form stipulated in this Agreement;

(c)	all covenants and obligations of Purchaser and CPEC contained in this Agreement to be performed or satisfied prior to or at Closing shall have been timely performed and satisfied in all material respects;

(d)	no Governmental Authority shall have issued an order, decree or ruling or taken any other action limiting, restricting, restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time;

(e)	the TSX Approval and the NYSE Approval shall have been obtained;

(f)	the Competition Act Approval shall have been obtained; and

(g)	the Outside Time shall have not occurred.

The conditions contained in this Section 10.1 shall be for the sole and exclusive benefit of Vendor and may, without prejudice to any of the rights of Vendor contained in this Agreement (including reliance on or enforcement of the representations, warranties or covenants which are related to, dealing with or similar to the condition or conditions waived), be waived by Vendor in writing, in whole or in part, at any time. If any one of the foregoing conditions is not satisfied or waived by Vendor at or before the Closing Time or the Outside Time (whichever occurs first), Vendor may, to the extent it is not then in material breach of this Agreement, and in addition to any other remedies which it may have available to it, terminate this Agreement by written notice to Purchaser. If Vendor terminates this Agreement, the Parties shall be released and discharged from all further obligations hereunder, except with respect to those rights and obligations arising pursuant to or contemplated in Section 2.10(b), Article 13, and Section 17.1 and liability for breach of an obligation under Section 10.3. Notwithstanding the foregoing, Vendor may not waive the condition in Section 10.1(e) other than pursuant to a deemed waiver in accordance with Section 2.13.

10.2	Purchaser’s and CPEC’s Closing Conditions

The obligation of Purchaser and CPEC to close the Transaction is subject to the following conditions that are inserted herein and made a part hereof for the exclusive benefit of Purchaser and CPEC:

(a)	the representations and warranties of Vendor contained in this Agreement shall be true and correct in all material respects when made and as of the Closing Time, provided that to the extent a representation and warranty of Vendor is made by reference to a specific time, it will be true and correct in all material respects as of that time; and further provided that to the extent a representation and warranty of Vendor is already qualified by materiality, such representation and warranty shall be true and correct in all respects as to the portions already so qualified; and Vendor’s Closing Certificate shall have been delivered to Purchaser and CPEC;

(b)	all covenants and obligations of Vendor contained in this Agreement to be performed and satisfied prior to or at Closing shall have been timely performed and satisfied in all material respects;

(c)	the Competition Act Approval shall have been obtained;

(d)	other than in connection with the failure of CPEC to obtain the TSX Approval and/or the NYSE Approval, no Governmental Authority shall have issued an order, decree or ruling or taken any other action limiting, restricting, restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time;

(e)	Vendor shall have delivered to Purchaser at or prior to Closing either registerable discharges or no interest letters (in a form satisfactory to Purchaser, acting reasonably) for all Security Interests (other than Permitted Encumbrances) encumbering the Assets which are requested by Purchaser a reasonable time prior to Closing;

(f)	during the Interim Period, there shall have been no material, unrepaired damage to or physical alteration of the Tangibles; and

(g)	the Outside Time shall have not occurred.

The conditions contained in this Section 10.2 shall be for the sole and exclusive benefit of Purchaser and CPEC and may, without prejudice to any of the rights of Purchaser and CPEC contained in this Agreement (including reliance on or enforcement of the representations, warranties or covenants which are related to, dealing with or similar to the condition or conditions waived), be waived by Purchaser and CPEC in writing, in whole or in part, at any time. If any one of the foregoing conditions is not satisfied or waived by Purchaser and CPEC at or before the Closing Time or the Outside Time (whichever occurs first), Purchaser and CPEC may, to the extent neither of them is then in material breach of this Agreement, and in addition to any other remedies which they may have available to them, jointly terminate this Agreement by written notice to Vendor. If Purchaser and CPEC terminate this Agreement, the Parties shall be released and discharged from all further obligations hereunder, except with respect to those rights and obligations arising pursuant to or contemplated in Section 2.10(b), Article 13, and Section 17.1 and liability for breach of an obligation under Section 10.3.

10.3	Efforts to Fulfill Conditions to Closing

Vendor shall proceed diligently and use commercially reasonable efforts to satisfy Purchaser’s and CPEC’s conditions to Closing. Purchaser and CPEC shall proceed diligently and use commercially reasonable efforts to satisfy Vendor’s conditions to Closing.

10.4	Right to Cure

If any of Vendor’s conditions to Closing in Sections 10.1(a), 10.1(b) or 10.1(c), or Purchaser’s conditions to Closing in Sections 10.2(a) and 10.2(b), are not satisfied at the Closing Time, Vendor or Purchaser, as applicable, shall provide notice to the Purchaser or Vendor, as the case may be, respecting the non-satisfaction of that Party’s conditions to Closing and the Party receiving such notice will have a period of five (5) Business Days from receipt of notice to cure such breach in order to cause Closing to occur, and the Closing Time and Outside Time will be extended for the shorter of the period of time for the breach to be cured and five (5) Business Days. Vendor, on the one hand, and Purchaser and CPEC together, on the other hand, will, unless permitted by the other Party or Parties in its or their discretion, only be permitted to avail themselves of this cure right one time. This Section 10.4 shall not apply to a Purchaser Wilful Breach or Vendor Wilful Breach, as applicable, or to a breach which by its nature cannot be cured within five (5) Business Days.

Article 11
INDEMNITIES

11.1	General Indemnity

Subject to Sections 5.2, 8.5, 11.2 and 11.3 and provided that Closing has occurred:

(a)	Vendor:

(i)	shall be liable to Purchaser and CPEC for Purchaser’s and CPEC’s Losses; and

(ii)	as a separate covenant shall indemnify and save Purchaser, CPEC and their respective Representatives harmless from and against all Losses which they suffer, sustain, pay or incur;

as a direct result of any matter or thing arising out of, resulting from, or attributable to:

(iii)	any breach of a representation or warranty of Vendor contained herein; provided, however, that nothing in this Section 11.1(a) shall be construed so as to cause Vendor to be liable to Purchaser or CPEC or to indemnify or save harmless Purchaser, CPEC or their respective Representatives in connection with: (A) any breach of any such representation or warranty if and to the extent that Purchaser, CPEC or their respective Representatives had express knowledge thereof prior to the date hereof; or (B) any Losses in respect of Environmental Liabilities except to the extent arising from a breach by Vendor of the representation and warranty specifically made by Vendor pursuant to Section 5.1(n); and

(iv)	any breach of a covenant of Vendor contained herein,

except any Losses insofar as they are caused by matters or things for which Vendor is entitled to indemnification pursuant to Sections 11.1(b)(iii), 11.1(b)(iv), 11.1(c)(iii) and 11.1(c)(iv) or by the gross negligence, fraud or wilful misconduct of any of Purchaser, CPEC or their respective Representatives.

(b)	Purchaser:

(i)	shall be liable to Vendor for Vendor’s Losses; and

(ii)	as a separate covenant shall indemnify and save Vendor and its Representatives harmless from and against all Losses which they suffer, sustain, pay or incur;

as a direct result of any matter or thing arising out of, resulting from, or attributable to:

(iii)	any breach of a representation or warranty of Purchaser contained herein; provided, however, that nothing in this Section 11.1(b) shall be construed so as to cause Purchaser to be liable to Vendor or to indemnify or save harmless Vendor or its Representatives in connection with any breach of such representation or warranty if and to the extent that Vendor or its Representatives had express knowledge thereof prior to the date hereof;

(iv)	any breach of a covenant of Purchaser contained herein; and

(v)	without duplication of Purchaser’s indemnity obligations in Section 8.5, the Assets and accruing from and after the Effective Time,

except any Losses insofar as they are caused by matters or things for which Purchaser or CPEC is entitled to indemnification pursuant to Section 11.1(a) or by the gross negligence, fraud or wilful misconduct of either Vendor or its Representatives.

(c)	CPEC:

(i)	shall be liable to Vendor for Vendor’s Losses; and

(ii)	as a separate covenant shall indemnify and save Vendor and its Representatives harmless from and against all Losses which they suffer, sustain, pay or incur;

as a direct result of any matter or thing arising out of, resulting from, or attributable to:

(iii)	any breach of a representation or warranty of CPEC contained herein; provided, however, that nothing in this Section 11.1(c) shall be construed so as to cause CPEC to be liable to Vendor or to indemnify Vendor or its Representatives in connection with any breach of such representation or warranty if and to the extent that Vendor or its Representatives had express knowledge thereof prior to the date hereof; and

(iv)	any breach of a covenant of CPEC contained herein,

except any Losses insofar as they are caused by matters or things for which CPEC or Purchaser is entitled to indemnification pursuant to Section 11.1(a) or by the gross negligence, fraud or wilful misconduct of either Vendor or its Representatives.

(d)	Notwithstanding Section 17.14, each Party hereby accepts each indemnity in this Article 11 in favour of each of its Representatives who are not Parties as agent and trustee of that Person. Each Party may enforce such indemnities in favour of any of that Party’s Representatives on behalf of such Representatives.

11.2	Environmental Indemnity

Purchaser and CPEC each acknowledge that they:

(a)	are aware that the past and present use of the Assets has included oil and gas related activities;

(b)	have been provided with the right and the opportunity to conduct due diligence investigations with respect to existing or potential Environmental Liabilities pertaining to the Assets; and

(c)	are not relying upon any representation or warranty of Vendor as to the environmental condition of the Assets, except for the environmental representation and warranty specifically made by Vendor pursuant to Section 5.1(n).

Notwithstanding the provisions of Section 11.1(a), Purchaser and CPEC agree that once Closing has occurred, Vendor shall have no liability whatsoever for any Environmental Liabilities except, subject to the limitations set out in Section 11.3, to the extent liable pursuant to Section 11.1(a)(iii) due to a breach of the environmental representation and warranty specifically made by Vendor in Section 5.1(n). In this regard, once Closing has occurred, Purchaser:

(d)	shall be solely liable and responsible for all Vendor’s Losses; and

(e)	as a separate covenant shall indemnify and save Vendor and its Representatives harmless from and against all claims brought against them and all Losses which they suffer, sustain, pay or incur,

arising from or attributable to any Environmental Liabilities, however and whenever arising or accruing, and Purchaser shall assume, perform, pay and discharge all Environmental Liabilities and furthermore, Purchaser and CPEC will each be deemed to have released Vendor from any claims Purchaser or CPEC may have against Vendor with respect to all Environmental Liabilities under Applicable Law, at equity or common law or otherwise, including the right to name Vendor as a third party under any action or enforcement proceeding commenced against Purchaser or CPEC. This liability and indemnity and release shall apply without limit and without regard to cause or causes, including the negligence or the wilful misconduct of any of Vendor, CPEC or Purchaser or any other Person or otherwise. Purchaser and CPEC each acknowledge and agree that they shall not be entitled to any rights or remedies as against Vendor or its Representatives under Applicable Law, at equity or common law pertaining to any Environmental Liabilities, including the right to name Vendor or its Representatives as a ‘third party’ to any action commenced by any Person against Purchaser or CPEC.

Notwithstanding the foregoing, but subject to the limitations set out in Section 11.3, the liability of and indemnity provided by Purchaser in this Section 11.2 shall not apply to the extent Vendor is liable to Purchaser pursuant to Section 11.1(a)(iii) due to a breach of the environmental representation and warranty specifically made by Vendor in Section 5.1(n).

For greater certainty, and without any limitation to the liability assumptions, indemnities or other provisions of this Section 11.2, Purchaser and CPEC agree that after Closing:

(i)	Purchaser shall pay any and all costs that are required by Applicable Laws related to the Reclamation Wells; and

(ii)	Purchaser shall commence or take over and complete any and all work required by Applicable Law to be conducted on the Reclamation Wells in place of Vendor. All operations and activities to be conducted on the Reclamation Wells pursuant hereto shall be performed by Purchaser in accordance with Applicable Laws, good industry practice in Alberta and following the standard of care which would be followed by a prudent operator.

11.3	Limitation of Claims

(a)	Notwithstanding anything else contained in this Agreement, in the absence of fraud:

(i)	no claim shall be made, or otherwise be enforceable, by Purchaser or CPEC against Vendor in respect of:

(A)	the representations and warranties of Vendor set forth in Section 5.1;

(B)	an indemnity or claim in respect of such representations and warranties pursuant to paragraph 11.1(a)(iii); or

(C)	Vendor’s interim operation of the Assets pursuant to Section 8.1; and

(ii)	no claim shall be made, or otherwise be enforceable, by Vendor against Purchaser or CPEC in respect of:

(A)	the representations and warranties of Purchaser and CPEC contained in this Agreement; or

(B)	an indemnity or claim in respect of such representations and warranties pursuant to paragraph 11.1(b)(iii) or paragraph 11.1(c)(iii);

unless notice of such claim, including reasonably detailed particulars thereof, is given by the claimant to the other Parties within the period of [survival period redacted] from the Closing Time. Without affecting the foregoing limitation, if a Party (the “Indemnified Party”) becomes aware of any act, omission or state of facts that may give rise to a right of indemnification under this Article 11 from another Party (the “Indemnifying Party”), the Indemnified Party will give prompt written notice of such claim to the Indemnifying Party, provided that in the event of a failure to so provide prompt written notice, the Indemnifying Party’s obligations under this Article 11 will only be limited to the extent that its ability to defend such claim was prejudiced by the failure of the Indemnified Party to provide prompt written notice. The Indemnifying Party shall have the sole right to conduct, settle or otherwise dispose of any legal action advanced by a Third Party and in respect of which indemnification is sought without the consent of the Indemnified Party provided that the Indemnifying Party has expressly and irrevocably agreed in writing that it has accepted responsibility for such legal action, and further provided that any settlement shall be subject to the prior approval of the Indemnified Party, whose approval shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party will consult with the other Parties, which will be entitled to retain its own counsel and participate in the litigation at its own expense. Notwithstanding the foregoing, the Indemnifying Party will not be entitled to conduct, settle or otherwise dispose of such legal actions advanced by a Third Party to the extent such actions (i) seek equitable relief against the Indemnified Party, (ii) involve criminal liability, or (iii) there is a reasonable probability that the claim would result in monetary damages or payment in excess of the amounts for which the Indemnifying Party is obliged to indemnify the Indemnified Party hereunder.

(b)	In addition to the foregoing, the Parties expressly acknowledge and agree that:

(iii)	nothing contained in this Agreement shall impose any liability on a Party for another Party’s or its Representatives’ income tax liabilities except where such liability arises due to the breach of the representations and warranties set forth in Section 5.1(e) or Section 5.3(e);

(iv)	other than pursuant to Section 10.1 and Section 11.2, which sections are not, for greater certainty, impacted by this Section 11.3(b)(ii), nothing contained in this Agreement shall impose any liability on a Party for another Party’s or its Representatives’ consequential losses, loss of profit or special or punitive damages, provided that this Section 11.3(b)(ii) shall not preclude a Party or its Representatives from entitlement to indemnification for such Party’s or its Representatives’ liability to a Third Party for consequential damages, loss of profit or special or punitive damages which such Third Party is entitled to recover from that Party; and

(v)	the liabilities and indemnities prescribed by Section 11.1 do not provide an extension of any representation or warranty of any of Vendor, Purchaser or CPEC contained in Sections 5.1 or 5.3.

(c)	Subject to Section 11.3(f), Vendor, on the one hand, and Purchaser and CPEC, in the aggregate, on the other hand, shall have no liability for, and none of Vendor, on the one hand, and Purchaser and CPEC, in the aggregate, on the other hand, or their respective Representatives, respectively, shall be entitled to, any claim for liability or indemnity for Losses under Section 11.1(a)(iii), Section 11.1(b)(iii) or Section 11.1(c)(iii) which relate to a breach of the representations and warranties in Section 5.1 or Section 5.3, as applicable, unless and until the aggregate amount of all such claims exceeds an amount equal to [claim minimum redacted], and Vendor’s, on the one hand, or Purchaser’s and CPEC’s, in the aggregate, on the other hand, liability, as the case may be, shall be limited to only the amount of such claims, which exceed [claim minimum redacted].

(d)	Subject to Section 11.3(f), but notwithstanding any other provision contained herein, in no event shall the total liabilities and indemnities of Vendor, on the one hand, or Purchaser or CPEC, in the aggregate, on the other hand, in this Agreement for Losses under Section 11.1(a)(iii), Section 11.1(b)(iii) or Section 11.1(c)(iii) which relate to a breach of the representations and warranties in Section 5.1 or Section 5.3, as applicable, exceed an amount equal to [claim limit redacted].

(e)	Subject to Section 11.3(f), in no event shall the total liabilities and indemnities of Vendor in this Agreement for Losses exceed an amount equal to [claim limit redacted], and this clause will survive termination of this Agreement.

(f)	The Parties expressly acknowledge and agree that:

(i)	the covenant of Vendor in Section 2.9(g), together with the indemnity in Section 11.1(a)(iv) respecting any breach of such covenant, shall be the sole and exclusive remedy of Purchaser and CPEC for Taxes arising to Purchaser or CPEC under subsections 116(5) or 116(5.3) of the Income Tax Act (Canada);

(ii)	Vendor shall not have any liability under Section 11.1(a)(iii) for a breach of the representations and warranties set forth in Section 5.1(e) in connection with the Taxes described in Section 11.3(f)(i); and

(iii)	Sections 11.3(c), 11.3(d) and 11.3(e) shall not apply to any breach of Vendor’s covenant in Section 2.9(g) or any indemnity claim or any amount payable or paid by Vendor pursuant to Section 2.9(g) or Section 11.1(a)(iv) relating to such breach; and

(iv)	in no event shall the total liabilities and indemnities of Vendor in this Agreement in connection with the covenant of Vendor in Section 2.9(g) and the indemnity in Section 11.1(a)(iv) respecting any breach of such covenant exceed, in the aggregate, an amount equal to [claim limit redacted].

(g)	The Parties expressly acknowledge and agree that an obligation under this Agreement to provide written notice of a claim and in the manner specified under this Agreement and the limitations on liability set out in Sections 11.3(c), 11.3(d) and 11.3(e), are intended by the Parties as a limitation of liability that represents a fair and equitable allocation of the risks and liabilities that each Party has agreed to assume in connection with the subject matter hereof and is not an agreement within the provision of subsection 7(2) of the Limitations Act (Alberta).

(h)	Except with respect to the post-Closing covenants or post-Closing agreements to be performed by a Party under this Agreement or any agreement or other certificate or instrument delivered in connection herewith, following the completion of Closing, this Article 11 sets forth the sole rights and remedies of each Party and its Representatives in connection with: (i) the Transaction; and (ii) any act, omission, circumstance or other matter arising out of, resulting from, attributable to or connected with any default or breach of this Agreement made by any other Party, and such first mentioned Party and its Representatives shall have no other right or remedy (whether legal, equitable, fiduciary or in tort) whatsoever, against the other Parties or their Representatives.

(i)	The provisions of this Article 11 shall survive Closing for the benefit of each of the Parties.

Article 12

ANTI-CORRUPTION

12.1	Covenants of the Parties

Each Party undertakes that, from the date of this Agreement until Closing and in connection with the entry into and the performance of such Party’s obligations under this Agreement and any other Transaction Documents;

(a)	it shall, and shall procure that any Person providing services for or on behalf of such Party in connection with the Transaction shall, comply with all Trade Control Laws and Anti-Corruption Laws;

(b)	it shall not and shall procure that no Person providing services for or on behalf of such Party in connection with the Transaction shall, engage in any conduct or take any action that would contravene or is prohibited by any Trade Control Laws and Anti-Corruption Laws; and

(c)	to the extent that a Party (the “Payee”) is entitled to payment from another Party (the “Payor”), then, subject to the issuance of the Consideration Shares by CPEC to Vendor on behalf of Purchaser, only the Payor shall make such payment to the Payee. No other party shall be entitled to make such payment on behalf of the Payor to the Payee except with the prior written consent of the Payee. Subject to the foregoing, no payments made by and/or on behalf of one Party to the other under this Agreement or the Transaction Documents shall constitute the proceeds of crime in violation of any Anti-Corruption Laws relating to money laundering.

12.2	Termination Right

Prior to Closing and notwithstanding any other provision of this Agreement, if a Party or its Affiliates:

(a)	becomes a Restricted Party; or

(b)	is listed on the Restricted Party list; or

(c)	is held liable for violation of Anti-Corruption Laws;

in each case in connection with this Transaction, then this Agreement shall terminate upon notice being given to such Party by any other Party (other than the first-referenced Party’s own Affiliate).

12.3	Audit Right

Subject to Applicable Law or the preservation of legal privilege, in the event that there is a regulatory investigation by a Governmental Authority in connection with this Transaction, each Party shall, on reasonable notice have a right, at its expense, and the other Parties shall take reasonable steps to enable this right, to audit the other Parties’ relevant books and records with respect to compliance with Sections 5.1(ff), 5.3(aa), 12.1, and 12.2. Each Party will retain such books and records for the period required by Applicable Law or a Party’s own retention policies, whichever is longer.

Article 13
privacy obligation

13.1	Privacy Covenant

(a)	Each Party shall comply with Privacy Law in the course of collecting, using, and disclosing Transaction Personal Information. Purchaser shall collect Transaction Personal Information prior to Closing only for purposes related to the Transaction and as is necessary to determine whether to proceed with the Transaction in connection with its investigations of the Assets, Vendor and, if either Party does not elect to terminate this Agreement as provided herein, for the completion of the Transaction.

(b)	During the Interim Period, Purchaser shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the Transaction. If Purchaser proceeds with the Transaction, Purchaser shall not, following the Closing, without the consent of the individuals to whom such Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information:

(i)	for purposes other than those for which such Transaction Personal Information was collected, used or disclosed by Vendor prior to the Closing; and

(ii)	which does not relate directly to the carrying on of the business related to the Assets or to the carrying out of the objects of the Transaction.

(c)	Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure, as provided by Privacy Law. Purchaser shall cause its Representatives to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession.

(d)	If Vendor or Purchaser terminates this Agreement as provided, Purchaser shall promptly deliver to Vendor all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof.

Article 14
employee matters

[Employee related provisions redacted.]

Article 15
DISPUTE RESOLUTION

15.1	Unresolved Disputes

Other than any and all matters governed by expert determination pursuant to Article 9, all unresolved disputes relating to this Agreement shall be first referred by a Party to its senior management, and then notice in writing detailing such dispute shall be sent to the other Parties pursuant to the notice provisions of this Agreement. The recipient Party shall provide a copy of such written notice to its senior management promptly upon receipt. The Parties shall make good faith efforts to settle such unresolved disputes for a period of 15 calendar days after receipt or deemed receipt of such notice. Each Party, acting reasonably, shall be afforded an opportunity to present all relevant information regarding its position to the senior management representatives of the other Parties within such 15 calendar day period. If the Parties have not resolved their disputes after such 15 calendar day period, they shall be entitled to resolve such disputes pursuant to Section 17.4 without further or additional discussion.

Article 16
Technology AND INTELLECTUAL PROPERTY

16.1	Brand

(a)	As of the Closing Time, Purchaser shall cease using the Shell Brand, with the following de-branding obligations:

(i)	as soon as reasonably practical, and in any event by the date three (3) months after the Closing Time (the “Debranding Date”), the Shell Brand and all elements thereof are removed from all sites, assets, signage and all other items or assets whatsoever used in connection with the business of Purchaser;

(ii)	with effect from the Debranding Date Purchaser shall not use or display in any manner nor use nor assert any right to use the Shell Brand or any element thereof, or a combination of the colours red and yellow, or any other name or mark which may reasonably be expected to be confused with any element of the Shell Brand; and

(iii)	Purchaser shall (whether before or after the Debranding Date) not use or display in any manner the word “Shell” (or any translation thereof) wholly or as part of any corporate, business or trading name, nor hold itself or themselves out, directly or indirectly, as being part of or in any way connected with the Shell Group, nor otherwise use or assert the right to use any Shell Group Intellectual Property.

(b)	Purchaser shall be responsible for and shall bear the costs of de-branding in accordance with this Article 16.

16.2	Technology

(a)	The Parties acknowledge that the Assets may make use of certain Third Party Software or Third Party Technology in connection with the business and operations of the Assets. As of the date hereof, to Vendor’s knowledge, the Assets do not make use of Vendor Software nor Vendor Technology.

(b)	The Parties shall co-operate to identify, as soon as reasonably practical following the date of this Agreement, any relevant material Vendor Software and Vendor Technology (if any), and IT Equipment, Third Party Software and Third Party Technology used by or in the Assets (“Assets IT”). If Purchaser proposes that the Assets will continue using any Assets IT on and following the Closing Time (including where the Assets use Assets IT under licences granted to members of the Shell Group), then, at the request and cost of Purchaser, Vendor and Purchaser shall cooperate with a view to (i) determining the extent to which Purchaser would be interested in continuing use of Assets IT, and (ii) obtain any licences or consents that may be required to allow such continued use. Purchaser acknowledges that:

(i)	Vendor gives no warranty or representation that any such licence or consent will be granted, provided that the Parties agree that in the event there is any Vendor Technology, Purchaser shall be entitled to request in writing that Vendor execute and deliver a Technology License Agreement, on materially similar terms to those in the form attached at Schedule “N” therefor and Vendor shall do so within ten (10) Business Days of such request;

(ii)	no member of the Shell Group is obliged to grant or continue (and any member of the Shell Group may without liability terminate) any sub-licence to allow the Assets to use Assets IT on or following the Closing Time; and

(iii)	unless explicitly stated otherwise in this Agreement or any ancillary agreements thereto nothing in this Agreement or any ancillary agreements thereto shall operate as a grant or an agreement to grant any right, title, or interest in any Assets IT.

(c)	Section 16.2(b) does not apply to Third Party Software or IT Equipment to the extent that the Assets are permitted to use that software or equipment under a consent, licence or lease obtained under Section 16.2(b) or otherwise granted by the owner of the Intellectual Property rights or the IT Equipment.

(d)	Except to the extent explicitly provided otherwise in this Agreement, Purchaser shall, within thirty (30) days from the Closing Time, cease using any and all any Assets IT in the operations of the Assets.

(e)	Purchaser agrees and acknowledges that:

(i)	any and all Manuals and Policy Documents shall be provided to Purchaser and Purchaser may use, modify, reproduce and distribute such documents following the Closing Time. Purchaser agrees and acknowledges that it shall be entitled to use the Shell Group Manuals and Policy Documents for three (3) months from the date of this Agreement for the purposes of, and for use in connection with, the business of the Assets;

(ii)	no amendment, update, or other modification whatsoever shall be provided by Vendor to any Manuals and Policy Documents or any Shell Group Manuals and Policy Documents following Closing Time (notwithstanding any amendment, update, or modification that may be made to any manuals or documents used by the Shell Group); and

(iii)	Vendor does not give any warranty, representation, comfort, or assurance as to the fitness for purpose of such Shell Group’s Manuals and Policy Documents or otherwise in respect thereof, and to the extent permitted by law none of them shall have any liability for the contents thereof or otherwise in connection with use of such manuals and documents by Purchaser.

(f)	The Assets shall be removed from the information technology network of the Shell Group and Purchaser shall have no access to Vendor’s network. Neither Vendor nor any other member of the Shell Group shall have any liability whatsoever after the Closing Time in relation to the provision to, or supply to, the Assets of:

(i)	any information technology related hardware, software and/or services; or

(ii)	any assistance as may be requested by Purchaser of the Shell Group, in respect of the information technology related hardware, software and/or services, on an emergency basis (at Purchaser’s cost)

(g)	Purchaser shall procure that:

(i)	from the Closing Time, all the Shell Group IP addresses have been removed from, and all references to the Shell Group, have been removed from all IT system names and identifiers of, the information technology network of the Assets; and

(ii)	until the Shell Group IP addresses and all references to the Shell Group have been removed from all IT system names and identifiers of the information technology networks of the Assets, the Shell Group IP addresses shall only be used internally and shall not be used for communication with other parties via the internet without the use of a device or application that dynamically changes the Shell Group IP address into an IP address authorized for use on the internet and owned by Purchaser.

(h)	Purchaser acknowledges that, to the extent that the Assets receive infrastructure or other IT related services prior to the Closing Time pursuant to an agreement between a member of the Shell Group and the relevant service provider, the Assets shall not be entitled to receive such services after thirty (30) days from the Closing Time and Purchaser shall be solely responsible (at its own cost) for ensuring that the Assets have access to such infrastructure and other IT related services as they require after the Closing Time (including by concluding such new agreements with relevant service providers as may be necessary).

16.3	Compliance and Indemnification

(a)	Purchaser shall allow Vendor or its nominee access to the relevant premises to verify compliance with the provisions of this Article 16, and shall, if so requested by Vendor, provide (at no cost to Vendor) confirmation of an independent auditor of Purchaser’s compliance with Section 16.2.

(b)	Purchaser shall, at its sole cost and expense, indemnify, defend and hold harmless Vendor and each other member of the Shell Group from and against any Losses incurred or suffered by Vendor or such other member of the Shell Group as a result of, or relating to, the failure of Purchaser to comply with its obligations under this Article 16. In particular, but without limitation to the foregoing, Purchaser shall pay directly to any Third Party, or reimburse any member of the Shell Group in respect of, any costs, fees or expenses payable in connection with the possession or use, on or following the Closing Time, of Third Party Software, Third Party Technology and/or Assets IT by the Assets (including any monies payable from a member of the Shell Group or Purchaser to the owner of the Intellectual Property rights in Third Party Software, Third Party Technology and/or the Assets IT, whether in relation to the transfer of existing licenses or leases, pursuant to existing or new licenses or leases or otherwise).

Article 17
GENERAL

17.1	Confidentiality

(a)	Prior to Closing, all information obtained by Purchaser or CPEC from Vendor or its Representatives respecting the Assets, and all information obtained by Vendor from Purchaser or CPEC or their Representatives respecting the Purchaser or CPEC, shall be retained in confidence by it and used by it only for the purposes of this Transaction. Whether or not Closing occurs, for a period of one year after the Closing Time, or the termination of this Agreement, as the case may be, each Party shall keep confidential all information obtained from the other Parties in connection with the Assets or the other Parties, as the case may be, and, except as otherwise authorized pursuant to this Agreement, each Party shall not release any information concerning this Agreement and the Transaction, without the prior written consent of the other Parties, which consent shall not be unreasonably withheld.

(b)	The confidentiality obligations in Section 17.1(a) shall not apply, or shall cease to apply, to information that:

(i)	was in the public knowledge or literature at the time of disclosure; or

(ii)	was already in the possession of the relevant Party without obligation of confidentiality at the time of disclosure;

and such provisions shall cease to apply to information that, subsequent to its disclosure:

(iii)	becomes part of the public knowledge or literature through no act or omission of the relevant Party or any of such Party’s Representatives;

(iv)	is disclosed to the relevant Party without obligation of confidentiality by a Third Party having a legal right to do so; or

(v)	is independently developed by or for the relevant Party by Persons without reference to the information.

(c)	Nothing contained in this Section 17.1 shall prevent:

(i)	Purchaser from using or disclosing information pertaining to the Assets after Closing has occurred; or

(ii)	a Party at any time from furnishing information:

(A)	to any Governmental Authority;

(B)	subject to compliance with Section 17.3 hereof, to the public, a stock exchange or securities regulator, if required by Applicable Law, including Applicable Securities Laws, or the rules of a stock exchange to which a Party or its Affiliates are subject;

(C)	in connection with obtaining consents, assignments or novations, or satisfying Rights of First Refusal, under any Title and Operating Documents or Assumed Agreements; or

(D)	to its and its Affiliates directors, officers, employees, agents, legal counsel, advisors, accountants, consultants, other contractors, lenders and actual or potential providers of equity or debt financing, provided that any such Persons are required to comply with confidentiality provisions substantially similar to those provided by this Agreement.

(d)	In the event that Closing does not occur, upon the request of a disclosing Party, at any time, the receiving Party and/or such receiving Party’s Representatives shall promptly return or destroy all information received from the disclosing Party, including all documents, if any, together with all copies, reproductions and extractions of such documents, furnished to the receiving Party and/or receiving Party’s Representatives by or on behalf of the disclosing Party, together with all documents, memoranda, notes, and other writings or drawings whatsoever prepared by the receiving Party or any of the receiving Party’s Representatives based on the disclosing Party’s information, and such destruction shall be documented in writing to the disclosing Party.

(e)	Notwithstanding Section 17.1(d), it is agreed by the Parties that:

(i)	the receiving Party and its Representatives shall not be required to destroy any automatic back-up of the disclosing Party’s information or automatic back-up of notes created therefrom on its/their computer systems;

(ii)	the receiving Party and its Representatives may retain, for corporate governance purposes, one archival copy of such information as is, in the reasonable opinion of the receiving Party’s legal counsel, required to support corporate decisions respecting the Transaction; and

(iii)	the receiving Party and its Representatives may retain such copies of the disclosing Party’s information that is required to be maintained by Applicable Law or Applicable Canadian Securities Laws,

provided, however, that all of such information, including such documents, materials, presentations, copies or notes created from such information, so retained or not destroyed shall be destroyed in accordance with the regular ongoing records retention process of the receiving Party and/or the receiving Party’s Representatives and that prior to such destruction, shall continue to be subject to the terms of this Section 17.1 and shall not be used or consulted for any other purpose or use other than as set out in this Section 17.1.

(f)	The obligations of the Parties under this Section 17.1 will supersede and replace the obligations of Vendor and Purchaser under the confidentiality agreement dated effective January 21, 2021 between Vendor and Purchaser (including any amendments or restatements thereto) and the obligations of the Parties set out in this Section 17.1 will survive the termination of this Agreement in accordance with this Section 17.1.

17.2	Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement; provided, however, that Purchaser and CPEC acknowledge and agree that, except as provided for in this Agreement, Vendor shall have no obligation to: sign any certificate; issue or help create any public disclosure materials; provide any financial statements, books and records or similar access or information; allow or conduct, or have conducted, any audit or financial review; or make any affirmation in connection with any prospectus or other disclosure or securities’ filing, which Purchaser or CPEC may be obligated, or otherwise wish, to issue or file.

17.3	Public Announcements

(a)	Except as otherwise permitted herein, no Party will make any press release or other public disclosure respecting the existence of this Agreement, the contents hereof or the Transaction contemplated hereby without the consent of the other Parties, not to be unreasonably withheld, conditioned or delayed; provided however, the foregoing shall not restrict any press release or other public disclosures by any Party or its Affiliates to the extent that such press release or other public disclosure is required by Applicable Securities Laws or other Applicable Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates.

(b)	Vendor acknowledges that CPEC will be required to issue a public announcement and will be required to file this Agreement on SEDAR and/or another stock exchange. A Party that proposes to make such a press release, to file this Agreement on SEDAR or other stock exchange or other public disclosure shall, to the extent reasonably possible, provide the other Parties with a draft of such release, a redacted version of this Agreement, or other public disclosure at least three Business Days prior to its release or filing to enable the other Parties to review that draft and advise of any comments it may have with respect thereto. The Party proposing to make the press release or file this Agreement on SEDAR or other stock exchange will not unreasonably refuse to incorporate the requested changes in the public announcement or to unreasonably refuse to redact information from this Agreement except to the extent its counsel advises that doing so will result in non-compliance with Applicable Law or the rules of the applicable listing authority or stock exchange.

17.4	Governing Law

This Agreement shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom in respect of all matters arising out of or in connection with this Agreement.

17.5	Time

Time shall be of the essence in this Agreement.

17.6	Notices

The delivery methods for notice to the Parties pursuant to this Agreement are:

Vendor:	Purchaser and CPEC:

Shell Canada Energy 400 – 4th Avenue SW Calgary, Alberta T2P 2H5	Crescent Point Resources Partnership 2000, 585 – 8th Avenue SW Calgary, Alberta T2P 1G1

Attention:	[name and title redacted]	Attention:	[name and title redacted]
Email:	[email redacted]	Email:	[email redacted]

All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing pursuant to the delivery methods specified above, and shall be delivered and received:

(a)	if personally served on the other Parties by hand delivery or courier delivery, such notices so served shall be deemed to be received by the other Parties:

(i)	on the date of delivery if delivered within the normal working hours of a Business Day; or

(ii)	if delivered outside the normal working hours of a Business Day, at the commencement of the next ensuing Business Day following delivery thereof; or

(b)	if served by electronic mail directed to the other Parties on whom they are to be served as set forth above, such notices so served shall be deemed to have been received by the other Parties:

(iii)	on the date of transmission if the transmission is sent, within the normal working hours of a Business Day; or

(iv)	if the transmission is sent outside the normal working hours of a Business Day, at the commencement of the next ensuing Business Day following transmission thereof,

provided, however:

(v)	in the case of email transmission, notice shall not be deemed to be received if an autoreply email is received by sender indicating that the email account is no longer monitored or in use; and

(vi)	in the case of email transmission and an autoreply email is received by sender indicating the email is not being monitored for a period of time, notice shall not be deemed to be received until the expiry of the specified period of time.

A Party may from time to time change its delivery methods for notice by giving written notice of such change to the other Parties.

17.7	Entire Agreement

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise, and will only be varied or amended by an instrument in writing dated subsequent to the date hereof and executed by a duly authorized representative of each Party. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the Parties relating to the subject matter hereof and expresses the entire agreement of the Parties with respect to the subject matter hereof.

17.8	Assignment

This Agreement may not be assigned by a Party without the prior written consent of the other Parties, which consent may be granted or withheld by such other Parties in its sole and absolute discretion.

17.9	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, receiver-managers, successors, and permitted assigns.

17.10	Waivers

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or future exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. No waiver of any provisions of this Agreement, including this Section, shall be effective other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver. Where a provision of this Agreement provides that an action must be taken, or a right or remedy must be exercised within or by a specified time, nothing in this Section shall be construed or operate so as to extend, waive or render inoperative such time constraint.

17.11	No Merger

Subject to the limitations expressly set forth in this Agreement, the covenants, representations, warranties and indemnities contained in this Agreement, including the provisions of Article 11, shall survive Closing and shall not merge in any assignments, conveyances, transfers or other documents executed and delivered at or after Closing pursuant to this Agreement, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

17.12	Subrogation

The assignment and conveyance to be effected by this Agreement is made, to the extent not expressly prohibited, with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Assets or any part or portion thereof.

17.13	Electronic Signatures

The Parties agree that all Specific Conveyances to be delivered and/or executed in connection with Closing under this Agreement and the transactions contemplated herein, except for the General Conveyance, records that create or transfer interests in land or that are registrable at a Land Titles Office, documents of title and such other documents excluded by section 7 of the Electronic Transactions Act, RSA 2001, c E-5.5, as amended from time to time (the “ES Conveyance Documents”), may be executed by use of electronic signatures (the “Electronic Signatures”). Prior to Closing, the Parties shall exchange a listing of one another’s individual representatives which listing shall include the subject individual’s name, title and a sample Electronic Signature. The Electronic Signatures of the individuals set out in such listing and which appear on any ES Conveyance Documents shall be sufficient to cause such ES Conveyance Documents to be valid and binding obligations of the Party represented by such individual, without need for original signatures to appear thereon and shall be of the same legal effect, validity or enforceability as a manually executed signature. The Parties shall receive and use the Electronic Signatures solely for the purpose of embedding the same into the ES Conveyance Documents and for no other purpose whatsoever, and neither Party shall be entitled to use Electronic Signatures of the other Party at any time after sixty (60) days from the Closing Time.

17.14	Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and except as specifically provided in Sections 11.1 and 11.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

17.15	Expenses

Whether or not the Transaction is consummated, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transaction, including legal, due diligence, accounting and financial advisory fees and expenses, shall be paid by the Party incurring such costs or expenses.

17.16	Counterpart Execution and Electronic Transmission

This Agreement may be executed in as many counterparts as are necessary, no one copy of which need be executed by the Parties. A valid and binding contract shall arise if and when all execution pages have been both executed and delivered by the Parties in the manner provided herein. The electronic transmission of a signed original execution page of this Agreement, and transmission or re-transmission of a signed electronic transmission, shall be deemed to be the same as delivery of a signed original of this Agreement. At the request of any Party, the Parties will confirm electronically transmitted signatures by signing an original document for delivery between them.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

SHELL CANADA ENERGY by its Managing Partner SHELL CANADA LIMITED		CRESCENT POINT ENERGY CORP.

Per:	[name and title redacted]	Per:	[names and titles redacted]

Per:

CRESCENT POINT RESOURCES PARTNERSHIP, by its Managing Partner, CRESCENT POINT ENERGY CORP.

Per:	[names and titles redacted]

Per:

Signature page to a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as
Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “A”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

LANDS AND LEASES

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “B”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

FACILITIES

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “C”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

WELLS

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “D”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

ASSUMED AGREEMENTS

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “E”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

ADJUSTMENT CALCULATION

[schedule contents redacted]

Schedule “F”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

FORM OF GENERAL CONVEYANCE

THIS GENERAL CONVEYANCE dated [●], 2021,

BETWEEN:

CRESCENT POINT RESOURCES PARTNERSHIP, an Alberta general partnership,

(the “Purchaser”)

- and -

SHELL CANADA ENERGY, an Alberta general partnership having an office in Calgary, Alberta (the “Vendor”)

WHEREAS Vendor, Purchaser and Crescent Point Energy Corp. entered into that Purchase and Sale Agreement dated February 17, 2021, (the “Sale Agreement”) with respect to the “Assets” (which term, when used in this General Conveyance, has the same meaning as in the Sale Agreement);

AND WHEREAS all of the conditions precedent to the obligations of Vendor, Purchaser and CPEC to close the transactions contemplated by the Sale Agreement have either been fulfilled or waived in the manner provided for waiver in the Sale Agreement;

NOW THEREFORE in consideration of the premises contained in this General Conveyance and the covenants and agreements contained in this General Conveyance, Vendor and Purchaser covenant and agree as follows:

1.	Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser, and Purchaser hereby purchases from Vendor, all of the right, title, estate and interest of Vendor (whether absolute or contingent, legal or beneficial) in and to the Assets, TO HAVE AND TO HOLD the same, together with all benefit and advantage to be derived therefrom, absolutely, subject to the terms of the Sale Agreement.

2.	The covenants, representations, warranties and indemnities contained in the Sale Agreement are incorporated herein as fully and effectively as if they were set out in this General Conveyance and there shall not be any merger of any covenant, representation, warranty or indemnity contained in the Sale Agreement by virtue of the execution and delivery of this General Conveyance, any rule of law, equity or statute to the contrary notwithstanding.

3.	If any term or provision of this General Conveyance should conflict with any term or provision of the Sale Agreement, the term and provision of the latter shall prevail and this General Conveyance shall at all times be read subject to all terms and conditions of the Sale Agreement.

4.	This General Conveyance shall be binding upon and shall enure to the benefit of each of Vendor and Purchaser and their respective trustees, receivers, receiver-managers, successors and permitted assigns.

5.	This General Conveyance shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. Each of Vendor and Purchaser irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom in respect of all matters arising out of or in connection with this General Conveyance.

6.	This general conveyance may be executed in separate counterparts and delivered by electronic mail, and each counterpart when so executed and delivered shall be deemed to be an original and when taken together shall constitute one and the same instrument, and production of an originally executed or electronic copy of each counterpart execution page will be sufficient for purposes of proof of execution and delivery of this general conveyance. Each Party delivering this general conveyance by electronic mail undertakes to deliver, within a reasonable time, an executed original; any failure to do so shall not adversely affect the effect of the foregoing

IN WITNESS WHEREOF Vendor and Purchaser have executed and delivered this General Conveyance as of the date first above written.

SHELL CANADA ENERGY by its Managing Partner SHELL CANADA LIMITED	CRESCENT POINT RESOURCES PARTNERSHIP, by its Managing Partner, CRESCENT POINT ENERGY CORP.

Per:	Per:

Per:	Per:

Schedule “G”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

VENDOR’S CLOSING CERTIFICATE

Re: Purchase and Sale Agreement dated February 17, 2021 between Shell Canada Energy, Crescent Point Resources Partnership and Crescent Point Energy Corp. (the “Agreement”)

The undersigned, being an officer of Shell Canada Limited, the managing partner of Shell Canada Energy (“Vendor”), does hereby certify, for and on behalf of Vendor and not in his/her personal capacity, as follows:

1.	This certificate is made pursuant to the Agreement and the definitions provided for in the Agreement are adopted in this Closing Certificate.

2.	The representations and warranties of Vendor contained in the Agreement were true and correct in all material respects as of the date of the Agreement and are true and correct in all material respects as of the date hereof, provided that to the extent a representation and warranty of Vendor is made by reference to a specific time, it was true and correct in all material respects as of that time; and further provided that to the extent a representation and warranty of Vendor is already qualified by materiality, such representation and warranty, as to the portion(s) already so qualified, was true and correct in all respects as of the date of the Agreement and is true and correct in all respects as of the date hereof;

3.	All covenants and obligations of Vendor contained in the Agreement to be performed and satisfied prior to or at Closing have been performed or satisfied in all material respects at or prior to the Closing Time.

4.	During the Interim Period, there has been no material, unrepaired damage to or physical alteration of the Tangibles

5.	This certificate is made for and on behalf of the undersigned and is binding on it, and the officer providing this Closing Certificate is not incurring and will not incur any personal liability whatsoever with respect to it.

DATED [●], 2021.

SHELL CANADA ENERGY by its Managing Partner SHELL CANADA LIMITED

Per:

Schedule “H”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

[PURCHASER’S] / [CPEC’S] CLOSING CERTIFICATE

Re: Purchase and Sale Agreement dated February 17, 2021 between Shell Canada Energy, Crescent Point Resources Partnership and Crescent Point Energy Corp. (“CPEC”) (the “Agreement”)

The undersigned, being an officer of CPEC, [the managing partner of Crescent Point Resources Partnership (“Purchaser”)], does hereby certify, for and on behalf of [CPEC / Purchaser] and not in his/her personal capacity, as follows:

1.	This certificate is made pursuant to the Agreement and the definitions provided for in the Agreement are adopted in this Closing Certificate.

2.	The representations and warranties of [Purchaser / CPEC] contained in the Agreement were true and correct in all material respects as of the date of the Agreement and are true and correct in all material respects as of the date hereof, provided that to the extent a representation and warranty of [Purchaser / CPEC] is made by reference to a specific time, it was true and correct in all material respects as of that time; and further provided that to the extent a representation and warranty of [Purchaser / CPEC] is already qualified by materiality, such representation and warranty, as to the portion(s) already so qualified, was true and correct in all respects as of the date of the Agreement and is true and correct in all respects as of the date hereof.

3.	All covenants and obligations of [Purchaser / CPEC] contained in the Agreement to be performed and satisfied prior to or at Closing have been performed or satisfied in all material respects at or prior to the Closing Time.

4.	This certificate is made for and on behalf of the undersigned and is binding on it, and the officer providing this Closing Certificate is not incurring and will not incur any personal liability whatsoever with respect to it.

DATED [●], 2021.

[CRESCENT POINT RESOURCES PARTNERSHIP, by its managing partner,] CRESCENT POINT ENERGY CORP.

Per:

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “I”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

FORM OF OPINION OF PURCHASER’S COUNSEL

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “J”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

PIPELINE RECORDS

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “K”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

FINANCIAL COMMITMENTS

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “L”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “M”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

IDENTIFIED RIGHTS OF FIRST REFUSAL

Identified ROFRs

[schedule contents redacted]

Schedule “N”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

FORM OF TECHNOLOGY LICENCE AGREEMENT

[schedule contents redacted]

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “O”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

REGISTRATION RIGHTS AGREEMENT

[See the following 27 pages.]

REGISTRATION RIGHTS AGREEMENT

Between

SHELL CANADA ENERGY

AND

CRESCENT POINT ENERGY CORP.

[●], 2021

TABLE OF CONTENTS

Article 1 INTERPRETATION		4
1.1	Definitions	4
1.2	Interpretation Not Affected by Headings, etc.	8
1.3	Number, etc.	8
1.4	Statutory References	8
1.5	Date for Any Action	9
Article 2 REGISTRATION RIGHTS		9
2.1	Shelf Qualification	9
2.2	Demand Offerings	11
2.3	Piggy Back Offerings	12
2.4	Selection of Underwriters for Underwritten Demand Offerings	13
2.5	Qualification Expenses	13
Article 3 REGISTRATION PROCEDURES		14
3.1	Qualification Procedures	14
3.2	Obligations of the Holders	17
3.3	Covenants Relating to Rule 144	18
Article 4 DUE DILIGENCE; INDEMNIFICATION		18
4.1	Preparation; Reasonable Investigation	18
4.2	Indemnification	19
Article 5 LOCK-UP AGREEMENT		21
5.1	Secondary Registration Lock-Up	21
5.2	Additional Lock-up Agreements	22
5.3	Holders Lock-up Agreements	22
5.4	Voting of Common Shares	22
Article 6 GENERAL		22
6.1	No Inconsistent Agreements	22
6.2	Remedies	22
6.3	Amendments	23
6.4	Transfer of Registration Rights	23
6.5	Assignment	23
6.6	Term	23
6.7	Severability	23
6.8	Delays or Omissions	23
6.9	Descriptive Headings	24
6.10	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	24
6.11	Notices	24
6.12	Execution in Counterpart and Electronic Execution	25

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is dated the [●], day of [●], 2021,

BETWEEN:

CRESCENT POINT ENERGY CORP., an Alberta corporation having an office in Calgary, Alberta (“CPEC”)

- and -

SHELL CANADA ENERGY, an Alberta partnership having an office in Calgary, Alberta (“SCE”)1

WHEREAS SCE is the registered and beneficial holder of an aggregate of 50,000,000 Common Shares (as hereinafter defined); and

WHEREAS the parties wish to enter into this Agreement to provide inter alia for the preparation and filing by the Corporation of one or more short form base shelf prospectuses with the Commissions (as hereinafter defined) and, via MJDS (as hereinafter defined), of corresponding registration statements with the SEC (as hereinafter defined) in respect of each such prospectus, in each case, covering the Registrable Securities (as hereinafter defined) and for the right of the Holders to require the Corporation, from time to time, to facilitate the public offering of such Registrable Securities in Canada and the United States in such manner as the Holders may designate.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

As used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations adopted by the SEC thereunder.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder.

“Affiliate” has the meaning ascribed thereto in the 1933 Act.

[1]	Any other Shell affiliates that will be Holders will need to be made parties to this Agreement. Shell to confirm.

“Base Shelf Prospectus” means either the Initial Base Shelf Prospectus or the Subsequent Base Shelf Prospectus then in effect and “Base Shelf Prospectuses” means, collectively, the Initial Base Shelf Prospectus and the Subsequent Base Shelf Prospectus.

“Board” shall have the meaning set out in Section 2.2(b)(iv).

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business and the SEC is open for business.

“Commissions” means the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions.

“Common Shares” means the Corporation’s common shares, without par value, and any securities of the Corporation into which such common shares may be reclassified.

“Corporation” means CPEC and any corporation resulting from the amalgamation, merger or other business combination of CPEC with another corporation or other corporations.

“Demand Offering” shall have the meaning set out in Section 2.2(a).

“Demand Offering Request” shall have the meaning set out in Section 2.2(a).

“Demand Registrable Securities” shall have the meaning set out in Section 2.2(a).

“Designated Registrable Securities” shall have the meaning set out in Section 2.3(a).

“Disclosure Policy” means the Disclosure Policy of the Corporation dated July 2020, as such policy may be amended, supplemented or replaced from time to time.

“Distribution Period” has the meaning ascribed thereto in Section 3.1(b).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Holders” means, collectively, SCE, [●]2 and any transferee to whom the rights and obligations of a Holder have been transferred in accordance with Section 6.4.

“Initial Base Shelf Prospectus” has the meaning set out in Section 2.1(a)(ii).

“Initial Preliminary Base Shelf Prospectus” shall have the meaning set out in Section 2.1(a)(i).

“Initial Registration Statement” shall have the meaning set out in Section 2.1(a)(iii).

“Losses” shall have the meaning set out in Section 4.2(a).

“Market Price” as of any date means the average of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the ten trading days immediately preceding such date.

[2]	Shell to confirm any other Shell affiliates to be included here.

“material fact” means a fact that would reasonably be expected to have a significant effect on the market price or value of the Common Shares.

“misrepresentation” means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“MJDS” means the multijurisdictional disclosure system adopted by the Commissions through National Instrument 71-101 - The Multijurisdictional Disclosure System and adopted by the SEC or any successor multijurisdictional disclosure system adopted by the Commissions and the SEC from time to time.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions or any successor rule or regulation.

“Offering Document” shall have the meaning set out in Section 3.1(a).

“Offering Representatives” shall have the meaning set out in Section 4.1(a).

“Permitted Transferee” means any broker or dealer registered pursuant to Section 15 of the Exchange Act, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the broker or dealer, provided, however, that securities constituting the whole or a part of an unsold allotment to or subscription by a broker or dealer as a participant in a public offering shall not be deemed to be owned by such broker or dealer.

“Person” means an individual, body corporate with or without share capital, partnership, joint venture, unincorporated association, syndicate, sole proprietorship, trust, pension corporation, union, governmental agency, board, tribunal, ministry, commission or department and the heirs, beneficiaries, executors, legal representatives or administrators of an individual.

“Piggy Back Registrable Securities” shall have the meaning set out in Section 2.3(a).

“Piggy Back Registration” shall have the meaning set out in Section 2.3(a).

“Piggy Back Registration Statement” shall have the meaning set out in Section 2.3(a).

“Preliminary Base Shelf Prospectuses” means, collectively, the Initial Preliminary Base Shelf Prospectus and the Subsequent Preliminary Base Shelf Prospectus.

“Prospectus” means, for a particular Demand Offering or Piggy Back Registration, all prospectuses, prospectus supplements, registration statements, “issuer free writing prospectuses” (as such term is defined in Rule 433 under the 1933 Act) and amendments or supplements to any of the foregoing pursuant to which Registrable Securities will be offered in such Demand Offering or Piggy Back Registration (including, as applicable, the Base Shelf Prospectuses, the Registration Statements and other Offering Documents).

“Qualification” means the qualification of the Registrable Securities for offering and sale to the public in the Qualifying Jurisdictions and the United States in compliance with Securities Laws.

“Qualification Expenses” means all expenses incurred in connection with the Qualification of the Registrable Securities pursuant to this Agreement including, without limitation, the following:

(a)	all fees, disbursements and expenses payable to counsel and other advisors of the Holders;

(b)	all fees or commissions payable by the Holders to an underwriter, investment banker, manager or agent;

(c)	all fees, disbursements and expenses of counsel and auditors to the Corporation;

(d)	all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement, placement memorandum or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(e)	all filing fees of any Commission, of the SEC and of any applicable U.S. state regulator;

(f)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation;

(g)	all expenses relating to the preparation of any share certificates;

(h)	all fees and expenses of any securities exchange or over-the-counter market on which the Common Shares are then listed; and

(i)	all expenses of the Corporation relating to “road shows” and marketing activities and all travel and lodging expenses of the Corporation in connection with such “road shows” and marketing activities.

“Qualification Period” means the period commencing on the later of:

(a)	with respect to the distribution of Registrable Securities in the Qualifying Jurisdictions, the date of the receipt issued by the Commissions for the Initial Base Shelf Prospectus; and

(b)	with respect to the registration of the Registrable Securities in the United States, the date the Initial Registration Statement becomes effective;

and terminating on the earlier of:

(c)	the date on which the Holders hold, in aggregate, less than [threshold redacted] of the Common Shares issued and outstanding on the date of this Agreement; and

(d)	the date that is [time period redacted] following the date of the receipt issued by the Commissions for the Subsequent Base Shelf Prospectus.

“Qualifying Jurisdictions” means all of the provinces of Canada.

“Registrable Securities” means (i) an aggregate of 50,000,000 Common Shares held by the Holders as of the date of this Agreement; and (ii) any Common Shares or other securities of the Corporation received by the Holders as a result of a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares, it being understood and agreed by the parties hereto that the Holders may sell pursuant to this Agreement not more than 50,000,000 Common Shares (as adjusted pursuant to (ii) above).

“Registration Statement” means either the Initial Registration Statement or the Subsequent Registration Statement then in effect and “Registration Statements” means, collectively, the Initial Registration Statement and the Subsequent Registration Statement.

“SEC” means the United States Securities and Exchange Commission.

“Secondary Registration” shall have the meaning set out in Section 2.3(a).

“Securities Laws” means the applicable securities legislation of each of the Qualifying Jurisdictions, as well as the applicable federal and state securities legislation of the United States, and all published rules, regulations, instruments, policy statements, orders, rulings, communiqués and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended or replaced.

“Shelf Qualifications” means, collectively, the Initial Shelf Qualification and the Subsequent Shelf Qualification, each having the meanings set out in Section 2.1.

“Subsequent Base Shelf Prospectus” has the meaning set out in Section 2.1(b)(ii).

“Subsequent Preliminary Base Shelf Prospectus” shall have the meaning set out in Section 2.1(b)(i).

“Subsequent Registration Statement” shall have the meaning set out in Section 2.1(b)(iii).

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section, respectively, of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.4	Statutory References

Except as otherwise expressly provided in this Agreement, any references to a statute or regulation shall be construed as a reference to such statute or regulation in effect on the date of this Agreement as it may be amended, re-enacted or superseded from time to time.

1.5	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Article 2
REGISTRATION RIGHTS

2.1	Shelf Qualification

(a)	The Corporation agrees to:

(i)	prepare and file with the Commissions, within 100 days after the date hereof, a preliminary short form base shelf prospectus under NI 44-102 (the “Initial Preliminary Base Shelf Prospectus“) covering the distribution in the Qualifying Jurisdictions from time to time by the Holders of all of the Registrable Securities and such other distributions of other securities of the Corporation as determined by the Corporation;

(ii)	make reasonable best efforts to prepare and file with the Commissions a final short form base shelf prospectus (the “Initial Base Shelf Prospectus”) covering the distribution in the Qualifying Jurisdictions from time to time by the Holders of all of the Registrable Securities and such other distributions of other securities of the Corporation as determined by the Corporation;

(iii)	in conjunction with the foregoing, prepare and file via MJDS with the SEC a registration statement on Form F-10 (or, if the Corporation is ineligible to effect a registration of Registrable Securities in the United States using Form F-10, such form or forms as shall be available to register the Registrable Securities in compliance with Securities Laws of the United States) (the “Initial Registration Statement”), which Registration Statement shall include a prospectus (substantially in the form of the Initial Base Shelf Prospectus, modified and supplemented to comply with applicable SEC requirements under the MJDS regime), covering the offering in the United States from time to time by the Holders, on a delayed or continuous basis, of all of the Registrable Securities and such other distributions of other securities of the Corporation as determined by the Corporation; and

(iv)	use reasonable efforts to obtain a receipt for the Initial Base Shelf Prospectus and cause the Initial Registration Statement to be declared effective (the “Initial Shelf Qualification”) as promptly as reasonably practicable after filing the Initial Base Shelf Prospectus and the Initial Registration Statement, as applicable.

(b)	Provided that the term of this Agreement has not expired in accordance with Section 6.6, the Corporation agrees to:

(i)	prepare and file with the Commissions, within 30 days prior to the date that is 25 months following the date of the receipt issued by the Commissions for the Initial Base Shelf Prospectus, a preliminary short form base shelf prospectus under NI 44-102 (the “Subsequent Preliminary Base Shelf Prospectus”) covering the distribution in the Qualifying Jurisdictions from time to time by the Holders of all of the Registrable Securities and such other distributions of other securities of the Corporation as determined by the Corporation;

(ii)	make reasonable best efforts to prepare and file with the Commissions a final short form base shelf prospectus (the “Subsequent Base Shelf Prospectus”) covering the distribution in the Qualifying Jurisdictions from time to time by the Holders of all of the Registrable Securities and such other distributions of other securities of the Corporation as determined by the Corporation;

(iii)	in conjunction with the foregoing, prepare and file via MJDS with the SEC a registration statement on Form F-10 (or, if the Corporation is ineligible to effect a registration of Registrable Securities in the United States using Form F-10, such form or forms as shall be available to register the Registrable Securities in compliance with Securities Laws of the United States) (the “Subsequent Registration Statement”), which Subsequent Registration Statement shall include a prospectus (substantially in the form of the Subsequent Base Shelf Prospectus, modified and supplemented to comply with applicable SEC requirements under the MJDS regime), covering the offering in the United States from time to time by the Holders, on a delayed or continuous basis, of all of the Registrable Securities and such other distributions of other securities of the Corporation as determined by the Corporation; and

(iv)	use reasonable efforts to obtain a receipt for the Subsequent Base Shelf Prospectus and cause the Subsequent Registration Statement to be declared effective (the “Subsequent Shelf Qualification”) as promptly as reasonably practicable after filing the Subsequent Base Shelf Prospectus and the Subsequent Registration Statement, as applicable.

(c)	The Corporation agrees to prepare and file with the Commissions and the SEC, as applicable, such amendments (including post-effective amendments) and amendments or supplements to the Preliminary Base Shelf Prospectuses, the Base Shelf Prospectuses and the Registration Statements as may be necessary to (i) keep the Base Shelf Prospectuses and Registration Statements effective and usable during the Qualification Period and (ii) comply with Securities Laws with respect to any Demand Offering contemplated by this Agreement.

2.2	Demand Offerings

(a)	Subject to the provisions hereof, at any time during the Qualification Period, if the Holders deliver a written notice to the Corporation (each, a “Demand Offering Request”) stating (i) that they intend to effect an offering of all or part of their Registrable Securities included in any Base Shelf Prospectus or Registration Statement (each such offering, a “Demand Offering”), (ii) the jurisdiction(s) (which may include all or part of the Qualifying Jurisdictions and the United States) in which the Holders intend to distribute Registrable Securities, (iii) the intended method of disposition and (iv) the number of Registrable Securities to be offered by such Holders in such offering (the “Demand Registrable Securities”), then, subject to and in compliance with the other applicable provisions of this Agreement (including Section 2.2(b)), the Corporation shall, as promptly as reasonably practicable following receipt of the Demand Offering Request, amend or supplement the Base Shelf Prospectus and/or Registration Statement as may be necessary in order to enable such Registrable Securities to be offered and distributed pursuant to the Demand Offering in compliance with Securities Laws and take such other actions as are required by this Agreement or as otherwise may be reasonably necessary to facilitate such Demand Offering in accordance with such Demand Offering Request. The Corporation shall not have the right nor shall it grant the right to any other Person to include any securities for offer or sale in any Demand Offering. For the purposes of this Section 2.2(a), a Demand Offering will not be considered as having been effected until (A) a prospectus supplement has been filed with the applicable Commissions and/or the SEC, as applicable, pursuant to which the Demand Registrable Securities may be publicly offered in each of the jurisdictions set forth in the Demand Offering Request, (B) the requesting Holders have withdrawn their Demand Offering Request, or (C) the requesting Holders have failed to fulfill their obligations under this Agreement with respect to the Demand Offering.

(b)	The obligation of the Corporation pursuant to Section 2.2(a) is subject to each of the following:

(i)	the Corporation shall not be obligated to effect more than four Demand Offerings in total during the Qualification Period;

(ii)	the Corporation shall not be required to effect a Demand Offering unless the aggregate Market Price of the Demand Registrable Securities on the date the Demand Offering Request is delivered to the Corporation is no less than [amount redacted];

(iii)	the Corporation will not be required to effect a Demand Offering: (A) within 120 days of the date of this Agreement; (B) during regularly scheduled black-out periods of the Corporation as provided in the Corporation’s Disclosure Policy, which currently commence three weeks prior to the scheduled release of the quarterly or annual results of the Corporation to and including the second trading day after the public announcement of such financial results; or (C) within 60 days (or such shorter restricted period as is applicable to the Corporation) of any firm commitment of an underwritten offering in respect of which: (1) the Holders are entitled to exercise a Piggy Back Registration; and (2) at least 50% of the Piggy Back Registrable Securities requested by the Holders to be included in such offering pursuant to Section 2.3 were so included; and

(iv)	the Corporation shall be entitled for a period of time not to exceed 75 days in the aggregate in any twelve month period, to postpone the filing of any prospectus supplement covering Registrable Securities if the Corporation promptly delivers to the Holders a certificate signed by an executive officer of the Corporation certifying that, in the good faith judgment of such officer, to be confirmed within ten Business Days by the board of directors of the Corporation (the “Board”), such a Demand Offering would require the Corporation to publicly disclose material non-public information (1) in order to make the Prospectus not materially misleading, (2) not required to be disclosed at such time but for the filing, effectiveness or continued use of such Prospectus and (3) for which the Corporation has a bona fide business purpose to not disclose publicly.

2.3	Piggy Back Offerings

(a)	If during the Qualification Period the Corporation proposes to file a prospectus, prospectus supplement or registration statement (each, a “Piggy Back Registration Statement”) in Canada and/or the United States with respect to its Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares, whether or not for sale for its own account, then the Corporation shall provide written notice of its intention to do so to the Holders and shall use reasonable efforts to include in the proposed distribution (or in the case of an offering of securities convertible into, or exchangeable or exercisable for, Common Shares, in a concurrent distribution which may be made by way of a separate Offering Document) such number of Registrable Securities (the “Piggy Back Registrable Securities”, and together with the Demand Registrable Securities, the “Designated Registrable Securities”) as the Holders shall request (each such Qualification, a “Piggy Back Registration” and, together with a Demand Offering, a “Secondary Registration”), upon the same terms (including the method of distribution) as such distribution (or in the case of an offering of securities convertible into, or exchangeable or exercisable for, Common Shares, on such terms as may be reasonably satisfactory to the Holders); provided, that (i) the number of Piggy Back Registrable Securities to be included in the Piggy Back Registration cannot exceed 50% of the number of Common Shares proposed to be distributed thereunder for the Corporation’s own account (or in the case of an offering of securities convertible into, or exchangeable or exercisable for, Common Shares, 50% of the number of Common Shares underlying the securities proposed to be distributed thereunder for the Corporation’s own account); and (ii) such Holders may, prior to the earlier of the (A) effectiveness of the Piggy Back Registration Statement and (B) the time at which the offering price or underwriters’ discount is determined with the managing underwriter(s), withdraw their request to be included in such Piggy Back Registration Statement pursuant to this Section 2.3(a). Except in the case of a “bought deal” offering, the Corporation must provide the Holders with at least five Business Days to specify the number of Piggy Back Registrable Securities to be included in the Piggy Back Registration. In the case of a “bought deal” offering, the Corporation must provide the Holders with at least 48 hours to specify the number of Piggy Back Registrable Securities to be included in the Piggy Back Registration.

(b)	The obligation of the Corporation pursuant to Section 2.3(a) is subject to each of the following:

(i)	in the case of an underwritten distribution, if the Corporation is advised in good faith by its managing underwriter(s) that the number of securities to be offered exceeds the number of securities which can be sold in such offering in light of market conditions or is such so as to have an adverse effect on the proposed distribution or sales price of the securities being offered by the Corporation, the Corporation will be required to include in such distribution only such number of Registrable Securities that in the good faith determination by the managing underwriter(s) can be sold without having such an adverse effect, which securities will be so included in the following order of priority: (A) first, the securities proposed to be sold by the Corporation for its own account, (B) second, the Registrable Securities of Holders that have requested to participate in such underwritten offering, allocated pro rata among such Holders on the basis of the percentage of the Registrable Securities requested to be included in such offering by such Holders and (C) third, any other securities of the Corporation the holders of which have requested be included in such offering; and

(ii)	the Corporation shall not be required to maintain the effectiveness of a Piggy Back Registration Statement beyond the earlier of (A) 30 days after the effective date thereof and (B) consummation of the distribution by the Holders of the Registrable Securities included in such Piggy Back Registration Statement.

(c)	The Corporation will not be required to include any Piggy Back Registrable Securities held by the Holders in an underwritten offering unless the Holders agree to the terms of the applicable underwriting agreement entered into by the Corporation in respect of the distribution; provided, however, that such underwriting agreement contains only such terms and conditions that are applicable to the Holders as are customarily contained in underwriting agreements with respect to secondary distributions by unaffiliated shareholders.

(d)	For the avoidance of doubt, no offering of Registrable Securities under this Section 2.3 shall relieve the Corporation of its obligations to effect Demand Offerings pursuant to Section 2.2.

2.4	Selection of Underwriters for Underwritten Demand Offerings

In the event that a Demand Offering Request submitted by the Holders pursuant to Section 2.2(a) specifies an underwritten offering as the intended method of distribution for some or all Demand Registrable Securities, such Holders shall have the sole right to select the managing underwriter(s) to administer such underwritten offering; provided, that such managing underwriter(s) must be of nationally recognized standing in the United States and/or Canada, as applicable. For the avoidance of doubt, the Holders acknowledge that the Corporation shall have the sole right to select the managing underwriter(s) to effect a distribution pursuant to a Piggy Back Registration and shall have no obligation to consult with the Holders with respect to such selection.

2.5	Qualification Expenses

The Holders will pay all Qualification Expenses; provided, that (i) the Corporation shall be solely responsible for all expenses related to the Shelf Qualification and any other Qualification Expenses that it would incur even in the absence of a request for any Secondary Registration under this Agreement, (ii) the Corporation shall be solely responsible for the expenses payable in connection with registration of securities of the Corporation to be offered and sold by the Corporation and (iii) Qualification Expenses payable in connection with any offering subject to this Agreement in which the Corporation, the Holders or another holder offers securities for its own account, shall be allocated pro rata based on the number of Common Shares or other securities offered among the Holders, the Corporation and such other holders. Notwithstanding the foregoing, (i) any Qualification Expenses in respect of fees, disbursements and expenses payable to counsel of the Holders shall at all times be the sole responsibility of the Holders, (ii) in the event that a Piggy Back Registration Statement is withdrawn or a contemplated distribution pursuant to a Piggy Back Registration under Section 2.3(a) is otherwise abandoned by the Corporation prior to the registration and distribution of the Piggy Back Registrable Securities, the Qualification Expenses associated with such Piggy Back Registration will be the sole responsibility of the Corporation, unless such withdrawn or abandoned Piggy Back Registration Statement is withdrawn or abandoned at the request of the Holders, in which case the Qualification Expenses associated with such withdrawn or abandoned Piggy Back Registration Statement will be the sole responsibility of the Holders, and (iii) except for a Piggy Back Registration Statement withdrawn or abandoned at the request of the Holders, the Holders will be responsible for [amount of costs redacted] of the costs incurred by the Corporation at the time of filing of the Initial Registration Statement, and an additional [amount of costs redacted] of expenses incurred by the Corporation in respect of any Demand Offering that involves sales under the Registration Statements.

Article 3
REGISTRATION PROCEDURES

3.1	Qualification Procedures

Subject to the other applicable provisions of this Agreement, in the case of each Secondary Registration requested by the Holders pursuant to Article 2, the Corporation will, as applicable:

(a)	as expeditiously as reasonably possible (and, in the case of a Demand Offering, no later than five Business Days after a Demand Offering Request is delivered to the Corporation), prepare and file with the Commissions and the SEC in the English language and, if required, French language, a prospectus supplement and/or an amendment to the Registration Statement or, in the case of a Piggy Back Registration, a prospectus, prospectus supplement and/or registration statement (as applicable, the “Offering Document”) required to permit the requested offering and distribution of Designated Registrable Securities under and in compliance with Securities Laws of the Qualifying Jurisdictions and the SEC, as applicable, together with such other related documents as may be reasonably necessary to be filed in connection with such Offering Document, and take all other steps and proceedings that may be reasonably necessary in order to effect such Demand Offering or Piggy Back Registration;

(b)	use commercially reasonable efforts to prepare and file with the Commissions and the SEC, as applicable, such amendments and supplements to any Offering Document as may be reasonably necessary to comply with the provisions of Securities Laws with respect to the offering and sale to the public of Designated Registrable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of any such Offering Document until consummation of the applicable offering or such later date as may be contemplated in any underwriting agreement in respect of such offering (such period, the “Distribution Period”);

(c)	if requested by any managing underwriter(s) or by the Holders, promptly include in any Offering Document or an amendment or supplement to an Offering Document such information as such managing underwriter(s) or Holders may reasonably request in order to permit the intended method of distribution of such securities to comply with Securities Laws and make all required filings of such Offering Document or amendment or supplement as soon as reasonably practicable after the Corporation has received such request;

(d)	use commercially reasonable efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Designated Registrable Securities under such other securities or “blue sky” laws of such jurisdictions of the United States as designated by the Holders in their Demand Offering Request, (ii) prepare and file in those jurisdictions such amendments and supplements to such registrations and qualifications as may be reasonably necessary to maintain the effectiveness during the Distribution Period, and (iii) take such other actions as may be necessary or advisable to maintain such registrations and qualifications in effect at all times during the Distribution Period; provided, that the Corporation shall not be required in connection therewith or as a condition thereto to (A) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.1(d), (B) subject itself to any taxation in any jurisdiction where it is not so subject, or (C) consent to general service of process in any jurisdiction where it is not so subject. The Corporation shall promptly notify the Holders of the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction of the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

(e)	furnish to the Holders and any underwriters, upon their request, such number of copies of any Prospectus (including any documents incorporated therein by reference) and such other relevant documents as the Holders may reasonably request in order to facilitate the distribution of the Designated Registrable Securities;

(f)	furnish to the Holders and any underwriters of any such distribution:

(i)	an opinion of Canadian and/or United States counsel to the Corporation, addressed to the Holders and the underwriters of such distribution and dated the closing date of the distribution, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering in Canada and/or the United States;

(ii)	in respect of any Designated Registrable Securities offered and sold in the United States, a “negative assurance letter” addressed to the Holders and the underwriter(s) of such distribution and dated the closing date of the distribution, in form and substance as is customarily given by counsel to the underwriters in an underwritten public offering in the United States;

(iii)	“cold comfort” letters addressed to the Holders (subject to the auditors’ receipt of any required representation letters from Holders) and the underwriters and dated the date of the pricing and the closing date of the distribution from the auditors of the Corporation, in customary form for underwritten public offerings in Canada or the United States, as applicable, and covering such matters of the type customarily covered by “cold comfort” letters as the underwriters reasonably request;

(iv)	opinions of Québec counsel to the Corporation and the auditors of the Corporation addressed to the Holders and the underwriter(s) of such distribution relating to the translation of any Prospectus filed with any of the Commissions and compliance with French language laws, such opinions being dated the date of any preliminary prospectus supplement, the date of the final prospectus supplement and the closing date; and

(v)	such corporate certificates as are customarily furnished in securities offerings in Canada or the United States, as applicable, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holders or the underwriters may reasonably request;

(g)	if at any time during the Distribution Period the Corporation discovers the occurrence of any event as a result of which the Prospectus, as then in effect, includes a misrepresentation, notify the Holders as expeditiously as reasonably possible and, at the request of the Holders, prepare as promptly as is reasonably practicable and furnish to the Holders and any underwriters a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a misrepresentation;

(h)	otherwise use its commercially reasonable efforts to comply with all Securities Laws and the published policies, rules and regulations of the any stock exchange and over-the-counter market on which the Common Shares are then listed or quoted, including by using commercially reasonable efforts to list on such stock exchange, by the closing date for such distribution, all Designated Registrable Securities offered;

(i)	maintain a transfer agent and registrar for all such Designated Registrable Securities;

(j)	in the event that the Registrable Securities are being offered in an underwritten offering, enter into an underwriting agreement containing such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification agreements substantially consistent with the provisions of this Agreement including, without limitation, Section 4.2 and such other documents on such terms and conditions as are customary in secondary offerings and take all such other actions as permitted by law as the Holders or the underwriter or underwriters may reasonably request in order to expedite or facilitate the distribution of the Designated Registrable Securities it being agreed that the officers of the Corporation shall not be required to participate in any “road show” activities in connection with any such offering;

(k)	in the event that any Registrable Securities are being offered in the United States, cooperate with the Holders and each underwriter or agent participating in the disposition of Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA, including the use of commercially reasonable efforts to obtain FINRA’s pre-clearance or pre-approval of any applicable Prospectus (for the avoidance of doubt, including the Registration Statement) upon filing with the SEC;

(l)	as promptly as is reasonably practicable notify the Holders (i) when the Offering Document and any amendment or supplement has been filed and, with respect to such Offering Document and any amendment or supplement, when the same has become effective; (ii) of any request by any of the Commissions, the SEC or any other federal or state governmental authority for amendments or supplements to any applicable Prospectus; (iii) of the issuance by any of the Commissions or the SEC of any order or ruling suspending the effectiveness of any applicable Prospectus or otherwise preventing the use of such Prospectus; (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Designated Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and

(m)	during the Qualification Period, the Corporation will promptly prepare and file French translations of all documents incorporated by reference into any Prospectus filed with any of the Commissions.

3.2	Obligations of the Holders

The Holders of Registrable Securities offered in connection with a Secondary Registration shall:

(a)	provide, in writing, such information with respect to such Holders, including the number of securities of the Corporation held by the Holders, as may be required by the Corporation to comply with Securities Laws in each jurisdiction in which the Secondary Registration is to be effected and promptly inform the Corporation of any changes to such information during the applicable Distribution Period;

(b)	if required under Securities Laws, execute any certificate forming part of an Offering Document to be filed with the Commissions or the SEC;

(c)	as expeditiously as possible following actual knowledge by the Holder thereof, notify the Corporation of the happening of any event during the Distribution Period, as a result of which the Prospectus or the Registration Statement, as in effect, would include a misrepresentation with respect to any information provided in writing by such Holder for inclusion in such Prospectus or Registration Statement;

(d)	comply with Securities Laws and the rules of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted (as determined in the reasonable opinion of counsel to Holders, who shall be Baker Botts LLP (as to U.S. law) and Blake, Cassels & Graydon LLP (as to Canadian law) or other counsel reasonably acceptable to the Corporation); and

(e)	not effect or permit to be effected sales of Designated Registrable Securities pursuant to the Prospectus, or deliver or permit to be delivered an Offering Document in respect of such sale after notification by the Corporation of any order or ruling suspending the effectiveness of such Prospectus or after notification by the Corporation under Section 3.1(g), until the Corporation advises the Holders that such suspension has been lifted or that it has filed an amendment or supplement to the Prospectus and has provided copies of such amendment or supplement to the Holders. The Holders shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation’s expense) all copies, other than permanent file copies, then in the Holders’ possession of the Prospectus covering the Designated Registrable Securities that was in effect at the time of receipt of such notice.

3.3	Covenants Relating to Rule 144

With a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Corporation to the public without registration, the Corporation agrees to:

(a)	make and keep public information available as is necessary to permit sales pursuant to Rule 144 under the 1933 Act;

(b)	file with the SEC in a timely manner all reports and other documents required of the Corporation under the 1933 Act and the 1934 Act for so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144 promulgated under the 1933 Act;

(c)	furnish to each Holder promptly upon request such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 promulgated under the 1933 Act without registration; and

(d)	use commercially reasonable efforts to, upon request of the Holder, cause any restrictive legends associated with any securities to be sold pursuant to Rule 144 promulgated under the 1933 Act to be removed, including by obtaining from counsel for the Corporation a legal opinion authorizing the removal of such legends.

Article 4
DUE DILIGENCE; INDEMNIFICATION

4.1	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus, the Corporation will:

(a)	give the Holders, the underwriters and any counsel, accountants or other representatives retained by the Holders or the underwriters (collectively, the “Offering Representatives”) the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material relating to the Holders furnished to the Corporation in writing, that is necessary or desirable, acting reasonably, to permit the distribution of the Registrable Securities on the terms specified by the Holders; and

(b)	subject to the prior execution and delivery to the Corporation of reasonable confidentiality agreements, (i) give the Offering Representatives (A) such reasonable and customary access to the Corporation’s books and records, pertinent corporate documents and properties and (B) such reasonable and customary opportunity to discuss the business of the Corporation with its officers, auditors and reserve engineers, in each case, as shall be necessary in the reasonable opinion of the Offering Representatives and (ii) participate in all reasonable and customary due diligence sessions which the Holders, the underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defense as contemplated by Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada and the United States, as applicable, for inclusion in each such document.

4.2	Indemnification

(a)	By the Corporation

The Corporation agrees to indemnify, to the fullest extent permitted by law, the Holders and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, their respective current and former directors, officers, employees and agents and each Person who controls any Holder or any such underwriter (within the meaning of any Securities Laws) against all losses, claims, damages, liabilities, expenses, costs (including costs of preparation, attorney’s fees and any legal or other fees or expenses actually incurred by such party in connection with any investigation or proceeding), judgments, fines, penalties, charges, amounts paid in settlement and other liabilities, joint or several, (or actions in respect thereof) (collectively, “Losses”) arising out of or based upon: (i) any information or statement contained in a Prospectus, any filing made in connection with the Qualification under Securities Laws or compliance with “blue sky” rules or any amendment thereto which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable Commission, the SEC or any court or other competent authority based upon any misrepresentation or alleged misrepresentation in a Prospectus, any filing made in connection with the Qualification under Securities Laws or any amendment thereto or based upon any failure or alleged failure to comply with Securities Laws (other than any failure to comply with Securities Laws by the Holder or the underwriters, as applicable, which is not as a result of a failure or alleged failure of the Corporation to comply with Securities Laws); and (iii) non-compliance by the Corporation with any Securities Laws in connection with a Secondary Registration and the distribution effected thereunder, except in the case of any of the foregoing insofar as (A) any information or statement referred to in clause (i) or (ii) of this Section 4.2(a) has been furnished in writing to the Corporation by the Holders or the underwriters, as applicable, expressly for use therein pursuant to Section 3.2(a) or Section 4.1; (B) caused by the Holders’ or any underwriter’s failure, as applicable, to comply with Securities Laws in a manner which is not a result of a failure or alleged failure of the Corporation to comply with Securities Laws or (C) any amounts paid in settlement of any claim have been paid if such settlement is effected without the prior written consent of the Corporation, which consent shall not be unreasonably withheld or delayed.

(b)	By the Holders

Each Holder agrees, if Registrable Securities held by any Holder are included in the Designated Registrable Securities as to which Qualification is being effected, to jointly and severally indemnify with the other Holders, to the fullest extent permitted by law, the Corporation, each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, their respective current and former directors, officers, employees and agents and each Person who controls the Corporation or any such underwriter (within the meaning of any Securities Laws) against all Losses (or actions in respect thereof) to the extent arising out of or based upon: (i) any information or statement contained in a Prospectus, any filing made in connection with the Qualification under Securities Laws or compliance with “blue sky” rules or any amendment thereto which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation, in each case to the extent, but only to the extent, that such misrepresentation (or alleged misrepresentation) is made in such document in reliance upon and in conformity with written information regarding such Holder furnished to the Corporation by such Holder or its authorized representative and stated to be specifically for use therein pursuant to Section 3.2(a) or Section 4.1; (ii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable Commission, the SEC or any court or other competent authority based upon (A) any misrepresentation or alleged misrepresentation in a Prospectus to the extent, but only to the extent, that such misrepresentation (or alleged misrepresentation) is made in such document in reliance upon and in conformity with written information regarding such Holder furnished to the Corporation by such Holder or its authorized representative and stated to be specifically for use therein pursuant to Section 3.2(a) or Section 4.1, or (B) any failure or alleged failure to comply with Securities Laws by such Holder which is not as a result of a failure or alleged failure of the Corporation to comply with Securities Laws; and (iii) such Holder’s failure to comply with Securities Laws in a manner which is not a result of a failure or alleged failure of the Corporation to comply with Securities Laws, except in the case of any amounts paid in settlement of any claim have been paid if such settlement is effected without the prior written consent of the Holders, which consent shall not be unreasonably withheld or delayed.

(c)	Procedure

Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel (plus any applicable local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party may settle any claims in respect of which any indemnified party is or could have been a party and indemnification could have been sought hereunder by such indemnified party without the express written consent of an indemnified party, unless such settlement (A) includes an unconditional release of such indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability on claims that are the subject matter of such proceeding and (B) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)	Survival; Contribution

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any current or former officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto. In the event the indemnification is unavailable in whole or in part for any reason under this Section 4.2, the Corporation and the Holders shall contribute to the aggregate of all Losses in such proportion as is appropriate to reflect the relative fault of the Corporation and the Holders in connection with the event giving rise to liability.

(e)	Holder is Trustee

The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, each Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in Section 4.2(a). In this regard, each Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(f)	Corporation is Trustee

The Holders hereby acknowledge and agree that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in Section 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holders under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

Article 5
LOCK-UP AGREEMENT

5.1	Secondary Registration Lock-Up

With respect to any Secondary Registration and offering of Designated Registrable Securities that takes the form of an underwritten offering, the Corporation shall not (except as part of such offering) effect any transfer of Common Shares, or any securities convertible into or exchangeable or exercisable for such Common Shares (except pursuant to a Registration Statement on Form S-8 or pursuant to security-based compensation arrangements) during the period beginning on the date the Holders deliver their request pursuant to Section 2.2(a) or 2.3(a), as applicable, and ending on the date that is 90 days after the date of the pricing of such offering, except as part of such Secondary Registration. Upon request by the underwriters or dealers (as the case may be), the Corporation shall, from time to time, enter into customary lock-up agreements (“Lock-up Agreements”) on terms consistent with the preceding sentence.

5.2	Additional Lock-up Agreements

With respect to each underwritten public offering of Designated Registrable Securities, the Corporation shall use its reasonable best efforts to cause all of the directors of the Corporation to execute lock-up agreements that contain restrictions that are no less restrictive than the restrictions contained in the Lock-up Agreements executed by the Corporation pursuant to Section 5.1.

5.3	Holders Lock-up Agreements

In respect of any underwritten offering of Common Shares, or any securities convertible into or exchangeable or exercisable for Common Shares, by the Corporation in which each Holder is afforded piggyback rights pursuant to Section 2.3 and is able to sell its full number of Piggy Back Registrable Securities, upon request by the underwriters or dealers (as the case may be) in connection with such offering, the Holders agree to execute customary lock-up agreements, in each case for a period ending no later than 90 days after the date of the pricing of such offering or such shorter period as may be applicable to any other person entering into such a lock-up agreement in connection with such offering. The Corporation agrees that any such lock-up agreement required to be entered into by a Holder shall permit a pro rata waiver in the event the underwriters or dealers waive the provisions of any other lock-up agreement entered into in connection with such offering.

5.4	Voting of Common Shares

[Voting obligations redacted]

Article 6
GENERAL

6.1	No Inconsistent Agreements

The Corporation represents and warrants to the Holders that it has not entered into, and covenants with the Holders that it will not enter into, any agreement granting registration rights in respect of any securities of the Corporation which is inconsistent with or violates the rights granted to the Holders pursuant to this Agreement.

6.2	Remedies

Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

6.3	Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise without the prior written consent of each of the Corporation and the Holders.

6.4	Transfer of Registration Rights

Any rights granted to a Holder under this Agreement to cause the Corporation to register securities may be transferred or assigned to (a) any Affiliate of such Holder that is resident in Canada, (b) any Affiliate of such Holder that is not resident in Canada, provided that such transfer or assignment would not create any new obligations of the Corporation in addition to the obligations of the Corporation set out herein, or (c) any other Permitted Transferee of at least 25,000,000 Common Shares in connection with the transfer or assignment of such securities; provided that: (i) prior written notice of such transfer or assignment of rights is given to the Corporation and (ii) such transferee agrees in writing to be bound by, and subject to, this Agreement as a “Holder” pursuant to a written instrument in form and substance reasonably acceptable to the Corporation.

6.5	Assignment

This Agreement and the rights and obligations of the parties hereto shall bind and enure to the benefit of each of the parties hereto, the other parties indemnified under Section 4.2 and their respective successors. Except as provided in Section 6.4, none of the parties shall have the right to transfer or assign any of its rights or obligations under this Agreement.

6.6	Term

This Agreement shall expire upon the end of the Qualification Period, provided that the rights and obligations of the parties under Section 4.2 hereof shall survive the expiry of this Agreement.

6.7	Severability

If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be enforceable in accordance with its terms.

6.8	Delays or Omissions

No delay or omission to exercise any rights, power or remedy accruing to any party to this Agreement, upon the breach or default of the other party shall impair any such rights, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of the party of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the parties, shall be cumulative and not alternative.

6.9	Descriptive Headings

The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

6.10	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

(b)	EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.11	Notices

All notices, requests, demands or other communications required or permitted to be given by one party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by email or delivered by registered mail, postage prepared, addressed as follows:

(a)	For the Holders to:[3]

[●]

(b)	For the Corporation:

Crescent Point Energy Corp.

2000, 585 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:	[name and title redacted]
Email:	[email redacted]

[3]	Shell to confirm based on Shell entities determined to be a party to this agreement.

With a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
3700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention:	Justin E. Ferrara
Email:	justin.ferrara@nortonrosefulbright.com

or at such other address or email of which the addressee may from time to time may notify the addressor. Any notice delivered by personal delivery or by courier to the party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day. Any notice sent by prepaid registered mail shall be deemed to have been given and received on the sixth Business Day following the date of its mailing. In the event of any disruption, strike or interruption in the Canadian or United States’ postal service after mailing and prior to receipt and deemed receipt of any such notice, notice will be deemed to be received on the sixth Business Day following full resumption of the postal service. Any notice transmitted by email shall be deemed to have been given and received on the day in which transmission is confirmed. If such day is not a Business Day or if the email transmission is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission.

6.12	Execution in Counterpart and Electronic Execution

This Agreement may be executed in as many counterparts as are necessary and may be delivered in electronic pdf form, and when so executed and delivered, each such counterpart is as valid and binding on all parties hereto as every other such counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

By the Corporation

CRESCENT POINT ENERGY CORP.

Per:

Per:

By the Holders:4

SHELL CANADA ENERGY, by its
managing partner Shell Canada Limited

Per:

[4]	Shell signatories to be confirmed.

Certain identified information has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Schedule “P”

Attached to and forming part of a Purchase and Sale Agreement dated February 17, 2021 among Shell Canada Energy, as Vendor, Crescent Point Resources Partnership, as Purchaser, and Crescent Point Energy Corp.

ADDITIONAL DISCLOSURES

[schedule contents redacted]